As filed with the Securities and Exchange Commission on December 28, 1999
                                                      Registration No. 333-91749
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ______________

                                Amendment No. 1
                                      To
                                   Form S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ______________

     AirGate PCS, Inc.                          Delaware                        4812                     58-2422929
(Exact name of registrant as       (State or other jurisdiction       (Primary Standard Industry     (I.R.S. Employer
specified in its charter)                 of incorporation or         Classification Code Number)    Identification No.)
                                             organization)

                                ______________

     Harris Tower                                     Thomas M. Dougherty
      Suite 1700                                        AirGate PCS, Inc.
  233 Peachtree Street, N.E.                             Harris Tower
   Atlanta, Georgia 30303                                 Suite 1700
       (404) 525-7272                             233 Peachtree Street NE
  (Address, including zip code, and               Atlanta, Georgia 30303
telephone number, including area code,                (404) 525-7272
of registrant's principal executive offices)    (Name, address, including
                                                zip code, and telephone number,
                                                 including area code, of agent
                                                       for service)

                                ______________
                                   Copies to:
                             Mary M. Sjoquist, Esq.
                          Joseph G. Passaic, Jr., Esq.
                                Patton Boggs LLP
                               2550 M Street, NW
                              Washington, DC 20037
                                 (202) 457-6000
                                ______________

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                                ______________
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _________

     If the Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================
Prospectus
    , 1999



                                    [logo]



       644,400 Shares of Common Stock Issuable Upon Exercise of Warrants


We are offering 644,400 shares of common stock issuable by us from time to time upon exercise of warrants sold by us in our units offering, which was completed on September 30, 1999. The warrants became separately transferable from the units on October 21, 1999. Each warrant entitles the holder to purchase, prior to the expiration date, 2.148 shares of our common stock at an exercise price of $.01 per share.

The exact number of shares of common stock offered under this prospectus may be subject to adjustment to prevent dilution of the warrant value. This prospectus includes such additional shares of common stock, which as of this date is indeterminable, that we may have to issue and sell to avoid dilution of the warrants.

The warrants will expire on October 1, 2009. All expenses of this offering, other than commissions and discounts of broker-dealers and market makers, will be paid by us.

Our common stock is traded on the Nasdaq National Market under the symbol "PCSA." On December 17, 1999, the closing price of our common stock was $44.75 per share.

   This investment involves risk. See "Risk Factors" beginning on page 4.

-------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           Page
Prospectus Summary......................................................     1
Risk Factors............................................................     4
Forward-Looking Statements..............................................    14
Use of Proceeds.........................................................    16
Price Range of Common Stock and Dividend Policy.........................    16
Selected Financial Data.................................................    17
Management's Discussion and Analysis of Financial Condition and
  Results of Operations.................................................    19
Industry Background.....................................................    27
Business................................................................    29
The Sprint PCS Agreements...............................................    45
Description of Certain Indebtedness.....................................    60
Management..............................................................    66
Principal Stockholders..................................................    75
Certain Transactions....................................................    77
Regulation of the Wireless Telecommunications Industry..................    78
Description of Capital Stock............................................    82
Plan of Distribution....................................................    88
Legal Matters...........................................................    88
Experts.................................................................    88
Available Information...................................................    88
Index to Consolidated Financial Statements..............................   F-1

  This prospectus includes product names, trade names and trademarks of other companies.

                              PROSPECTUS SUMMARY

     Statements in this prospectus regarding Sprint or Sprint PCS are derived from information contained in our agreements with Sprint PCS, periodic reports and other documents filed with the Securities and Exchange Commission, or press releases issued by Sprint Corporation and Sprint PCS. References to AirGate as a provider of wireless personal communication services or similar phrases generally refer to our designing, constructing and managing a personal communication services network in our territory under our long-term agreements with Sprint and Sprint PCS.

                                  The Company

     We have entered into a management agreement with Sprint PCS whereby we have the exclusive right to provide 100% digital, 100% PCS products and services under the Sprint and Sprint PCS brand names in our territory in the southeastern United States. Based on the population of our territory, we are one of the largest Sprint PCS affiliates in the United States. Under our long-term agreements with Sprint PCS, we will exclusively market personal communications services, generally known as PCS, under the Sprint and Sprint PCS brand names. As a Sprint PCS affiliate, we will offer the same products and services that have made Sprint PCS the fastest growing wireless company in the United States based on total new subscribers in 1998. We have completed our radio frequency design, network design and substantial site acquisition and cell site engineering, and commenced construction of our personal communications services network in November 1998. Our network will be built to meet or exceed the high standards for technical and service quality established by Sprint PCS. We will use Sprint PCS' established back office services to handle customer activation, billing and customer care. The customer, who effectively will see our products and services as those of Sprint PCS, will be able to make and receive calls, on handsets with both digital and analog capability, over Sprint PCS' network and other wireless networks with which Sprint PCS has roaming agreements.

     As of September 30, 1999, Sprint PCS, together with its affiliates, operated PCS systems in 4,000 cities and communities within the United States, including all of the 50 largest metropolitan areas. Today, Sprint PCS is still constructing its nationwide network and does not offer PCS services, either on its own network or through its roaming agreements, in every city in the United States.

     We will benefit from Sprint PCS' national advertising campaigns and will have access to major national retailers for distribution under existing Sprint PCS contracts. We currently provide roaming coverage along the Interstate 85 corridor in South Carolina, between Atlanta, Georgia and Charlotte, North Carolina. We plan to launch commercial PCS service in the first quarter of 2000 with initial coverage to over 1.5 million residents and expect to offer service to more than 5.0 million residents, or 74% of the population in our territory, by the end of the fourth quarter of 2000. Today, we are a development stage company and have not generated any significant revenues.

     Our territory has a resident population of more than 6.8 million and covers 21 contiguous markets in one of the fastest growing regions in the United States. The territory covers almost the entire state of South Carolina, including Charleston, Columbia and Greenville-Spartanburg, parts of North Carolina, including Asheville, Wilmington and Hickory, and the eastern Georgia cities of Augusta and Savannah. Our territory is contiguous to important Sprint PCS markets which are already operational, including Atlanta, Georgia; Charlotte and Raleigh, North Carolina; Norfolk, Virginia; and Knoxville, Tennessee. In addition to serving the resident populations of these markets, our territory welcomes over 27 million visitors each year to popular vacation and tourist destinations, which include Myrtle Beach, Charleston and Hilton Head Island, South Carolina; the Outer Banks of North Carolina; and Savannah,

Georgia. As a result, we will generate roaming revenue from visitors to our territory who will use our PCS network for seamless national Sprint PCS services.

     Under existing Sprint PCS agreements with national third-party retailers, including distribution agreements with Circuit City, Office Depot and Best Buy and an exclusive PCS distribution agreement with RadioShack, we will have access to more than 250 retail outlets to sell and distribute Sprint PCS products and services throughout our territory. We also intend to offer Sprint PCS products and services through 12 of our own Sprint PCS stores and through local retailers with strong community connections. We will combine the strength of these retail outlets with Sprint PCS' national sales force, which focuses on Fortune 500 companies, national inbound telemarketing sales force and electronic commerce sales platforms. In addition, we expect that approximately 30% of the population in our territory will receive their local telephone service from Sprint by the end of 2000. This provides us with an additional established distribution channel for selling Sprint PCS products and services. We believe this combination of major national and local distribution channels provides us with a competitive advantage over other wireless providers in our territory.

     Sprint PCS has invested $44.6 million to purchase the PCS licenses in our territory and incurred additional expenses to remove microwave signals from the licensed spectrum, a process generally referred to as microwave clearing. Under our long term agreements with Sprint PCS, we will manage the network on Sprint PCS' licensed spectrum as well as use the Sprint and Sprint PCS brands royalty-free during our affiliation with Sprint PCS. We also have access to Sprint PCS' national marketing support and distribution programs and are entitled to buy network and subscriber equipment and handsets at the same discounted rates offered by vendors to Sprint PCS based on its large volume purchases. In exchange for these benefits, Sprint PCS will retain 8% of collected service revenues and we are entitled to receive 92%. Collected service revenues do not include revenues from roaming and subscriber equipment sales of which we are entitled to 100%. Under the agreements with Sprint PCS, we also have the option to purchase back office services from Sprint PCS at rates reflecting Sprint PCS' economies of scale.

     We have an experienced senior management team, including a former regional president of Sprint PCS. These executives have an average of more than 15 years of experience in building wireless telecommunications systems in the Southeast.

                                 The Offering

Common Stock Offered.............  644,400 shares of common stock issuable upon exercise of warrants issued in our units offering.

Common Stock Outstanding.........  11,969,734 shares.

Nasdaq National Market Symbol....  "PCSA"

Risk Factors.....................  See "Risk Factors" beginning on page 4 for a discussion of the material factors that you should consider before purchasing shares of common stock.

Number of Warrants Previously
Issued...........................  300,000 warrants were issued in our units offering.

Exercise.........................  Each warrant entitles the holder to purchase, prior to the expiration date, 2.148 shares of our common stock at an exercise price of $0.01 per share, subject to adjustment from time to time upon the occurrence of some changes with respect to us, including:

                                   .    some distributions of our shares;

                                   .    issuances of options or convertible
                                        securities by us;

                                   .    dividends and distributions by us; and

                                   .    changes in the terms of our options and
                                        convertible securities.

Separation.......................  The warrants were separated from the units on
                                   October 21, 1999.

Expiration.......................  October 1, 2009.

Transfer Restrictions............  Upon effectiveness of the registration statement, of which this prospectus is a part, and through such time as it continues to be effective, holders, who are not our affiliates, will not be subject to resale restrictions on the shares of common stock received upon the exercise of their warrants.

                                 RISK FACTORS

   You should carefully consider the following risk factors in addition to the other information contained in this prospectus before you exercise your warrants to purchase shares of our common stock.

Risks Particular to AirGate

   The termination of our affiliation with Sprint PCS or Sprint PCS' failure to perform its obligations under our agreements would severely restrict our ability to conduct our business

     Our ability to offer Sprint PCS products and services and our PCS network's operation are dependent on our agreements with Sprint PCS being renewed and not terminated. Each of these agreements can be terminated for breach of any material terms. We are dependent on Sprint PCS' ability to perform its obligations under the Sprint PCS agreements. The non-renewal or termination of any Sprint PCS agreement or the failure of Sprint PCS to perform its obligations under the Sprint PCS agreements would severely restrict our ability to conduct our business.

   If Sprint PCS does not complete the construction of its nationwide PCS network, we may not be able to attract and retain customers

     Sprint PCS' network may not provide nationwide coverage to the same extent as its competitors which could adversely affect our ability to attract and retain customers. Sprint PCS is creating a nationwide PCS network through its own construction efforts and those of its affiliates. Today, Sprint PCS is still constructing its nationwide network and does not offer PCS services, either on its own network or through its roaming agreements, in every city in the United States. Sprint PCS has entered into, and anticipates entering into, affiliation agreements similar to ours with companies in other territories pursuant to its nationwide PCS build-out strategy. Our results of operations are dependent on Sprint PCS' national network and, to a lesser extent, on the networks of its other affiliates. Sprint PCS and its affiliate program are subject, to varying degrees, to the economic, administrative, logistical, regulatory and other risks described in this prospectus. Sprint PCS' and its other affiliates' PCS operations may not be successful.

   We do not have an operating history and if we do not successfully manage our anticipated rapid growth, we may not be able to complete our PCS network by our target date, if at all

     Our performance as a PCS provider will depend on our ability to manage successfully the network build-out process, implement operational and administrative systems, expand our base of 23 employees as of September 30, 1999 and train and manage our employees, including engineering, marketing and sales personnel. We have completed our radio frequency design, network design and substantial site acquisition and cell site engineering, and commenced construction of our PCS network in November 1998. Based on our build-out plan, we do not expect to launch commercial PCS operations, other than roaming coverage, which commenced in November 1999, until the first quarter of 2000. We will require expenditures of significant funds for the development, construction, testing and deployment of our PCS network before commencement of commercial PCS operations. These activities are expected to place significant demands on our managerial, operational and financial resources.

   The inability to use Sprint PCS' back office services and third party vendors' back office systems could disrupt our business

     Our operations could be disrupted if Sprint PCS is unable to maintain and expand its back office services such as customer activation, billing and customer care, or to efficiently outsource those services and systems through third party vendors. The rapid expansion of Sprint PCS' business is expected to continue to pose a significant challenge to its internal support systems. Additionally, Sprint PCS has relied on third-party vendors for a significant number of important functions and components of its internal support systems and may continue to rely on these vendors in the future. We depend on Sprint PCS' willingness to continue to offer such services to us and to provide these services at competitive costs. Our services agreement with Sprint PCS provides that, upon nine months' prior written notice, Sprint PCS may elect to terminate any such service beginning January 1, 2002. If Sprint PCS terminates a service for which we have not developed a cost-effective alternative, our operating costs may increase beyond our expectations and restrict our ability to operate successfully.

   If we fail to complete the build-out of our PCS network, Sprint PCS may terminate our management agreement, and we would no longer be able to offer Sprint PCS services

     A failure to meet our build-out requirements for any one of the individual markets in our territory, or to meet Sprint PCS' technical requirements, would constitute a breach of our management agreement with Sprint PCS that could lead to its termination. If the management agreement is terminated, we will no longer be able to offer Sprint PCS products and services. Our agreements with Sprint PCS require us to build our PCS network in accordance with Sprint PCS' technical and coverage requirements. These agreements also require that we provide network coverage to a specified percentage, ranging from 39% to 86%, of the population within each of the 21 markets which make up our territory by specified dates.

   We have substantial debt which we may not be able to service and which may result in our lenders controlling our assets in an event of default

     Our substantial debt will have a number of important consequences for our operations and our investors, including the following:

     . we will have to dedicate a substantial portion of any cash flow from operations to the payment of interest on, and principal of, our debt, which will reduce funds available for other purposes;

     . we may not have sufficient funds to pay interest on, and principal of, our debt;

     . we may not be able to obtain additional financing for currently unanticipated capital requirements, capital expenditures, working capital requirements and other corporate purposes;

     . some of our debt, including borrowings under our financing from Lucent Technologies Inc., will be at variable rates of interest, which could result in higher interest expense in the event of increases in market interest rates; and

     . due to the liens on substantially all of our assets and the pledges of stock of our subsidiary and future subsidiaries that secure our senior debt and our senior subordinated discount notes, lenders or holders of our senior subordinated discount notes may control our assets or our subsidiaries' assets upon a default.

     As of September 30, 1999, our outstanding long-term debt totaled $165.7 million. Under our current business plan, we expect to incur substantial additional debt before achieving break-even operating cash flow, including $140.0 million of additional borrowings under our financing from Lucent.


  If we do not meet all of the conditions required under our Lucent financing documents, we may not be able to draw down all of the funds we anticipate receiving from Lucent and may not be able to complete the build-out of our network.

     We have borrowed $13.5 million to date from Lucent. The remaining $140.0 million which we expect to borrow in the future is subject to our meeting all of the conditions specified in the financing documents and, in addition, is subject at each funding date to the following conditions:

     . that the representations and warranties in the loan documents are true and correct; and

     .    the absence of a default under our loan documents.

If we do not meet these conditions at each funding date, the lenders may not lend any or all of the remaining amounts, and if other sources of funds are not available, we may not be in a position to complete the build-out of our PCS network. If we do not have sufficient funds to complete our network build-out, we may be in breach of our management agreement with Sprint PCS and in default under our financing from Lucent and under our senior subordinated discount notes.

  If we lose the right to install our equipment on wireless towers owned by other carriers or fail to obtain zoning approval for our cell sites, we may have to rebuild our network

     We expect more than 85% of our cell sites to be collocated on facilities shared with one or more wireless providers. We will collocate over 150 of these sites on facilities owned by one tower company. If our master collocation agreement with that tower company were to terminate, we would have to find new sites, and if the equipment had already been installed we might have to rebuild that portion of our network. Some of the cell sites are likely to require us to obtain zoning variances or other local governmental or third party approvals or permits. We may also have to make changes to our radio frequency design as a result of difficulties in the site acquisition process.

  We may have difficulty in obtaining infrastructure equipment required in order to meet our network construction deadlines required under our management agreement

     If we are not able to acquire the equipment required to build our PCS network in a timely manner, we may be unable to provide wireless communications services comparable to those of our competitors or to meet the requirements of our agreements with Sprint PCS. The demand for the equipment that we require to construct our PCS network is considerable, and manufacturers of this equipment could have substantial order backlogs. Accordingly, the lead time for the delivery of this equipment may be long. Some of our competitors purchase large quantities of communications equipment and may have established relationships with the manufacturers of this equipment. Consequently, they may receive priority in the delivery of this equipment.

  Sprint PCS' vendor discounts may be discontinued, which could increase our equipment costs

     We intend to purchase our infrastructure equipment under Sprint PCS' vendor agreements that include volume discounts. If Sprint PCS were unable to continue to obtain vendor discounts for its affiliates, the loss of vendor discounts could increase our equipment costs.

  The failure of our consultants and contractors to perform their obligations may delay construction of our network which may lead to a breach of our management agreement

     The failure by any of our vendors, consultants or contractors to fulfill their contractual obligations to us could materially delay construction of our PCS network. We have retained Lucent and other consultants and contractors to assist in the design and engineering of our systems, construct cell sites, switch facilities and towers, lease cell sites and deploy our PCS network systems and we will be significantly dependent upon them in order to fulfill our build-out obligations.

  Conflicts with Sprint PCS may not be resolved in our favor which could restrict our ability to manage our business and provide Sprint PCS products and services

     Conflicts between us and Sprint PCS may arise and as Sprint PCS owes us no duties except as set forth in the management agreement, these conflicts may not be resolved in our favor. The conflicts and their resolution may harm our business. For example, Sprint PCS prices its national plans based on its own objectives and could set price levels that may not be economically sufficient for our business. In addition, upon expiration, Sprint PCS could decide to not renew the management agreement which would not be in our best interest or the interest of our stockholders. There may be other conflicts such as the setting of the price we pay for back office services and the focus of Sprint PCS' management and resources.

  If we fail to pay our debt, our lenders may sell our loans to Sprint PCS giving Sprint PCS certain rights of a creditor to foreclose on our assets

     Sprint PCS has contractual rights, triggered by an acceleration of the maturity of the Lucent Financing, pursuant to which Sprint PCS may purchase our obligations under the Lucent financing and obtain the rights of a senior lender. To the extent Sprint PCS purchases these obligations, Sprint PCS' interests as a creditor could conflict with ours. Sprint PCS' rights as a senior lender would enable it to exercise rights with respect to our assets and continuing relationship with Sprint PCS in a manner not otherwise permitted under our agreements with Sprint PCS.

  Certain provisions of our agreements with Sprint PCS may diminish the valuation of our company

     Provisions of our agreements with Sprint PCS could effect the valuation of our company, thereby, among other things reducing the market prices of our securities and decreasing our ability to raise additional capital necessary to complete our network build-out. Under our agreements with Sprint PCS, subject to the requirements of applicable law, there are circumstances under which Sprint PCS may purchase our operating assets or capital stock for 72% or 80% of the "entire business value" of our company, as defined in our management agreement with Sprint PCS. In addition, Sprint PCS must approve any change of control of our ownership and consent to any assignment of our agreements with Sprint PCS. Sprint PCS also has been granted a right of first refusal if we decide to sell our operating assets. We are also subject to a number of restrictions on the transfer of our business including the prohibition on selling our company or our operating assets to a number of identified and as yet to be identified competitors of Sprint PCS or Sprint. These and other restrictions in our agreements with Sprint PCS may limit the saleability and/or reduce the value a buyer may be willing to pay for our business and may operate to reduce the "entire business value" of our company.

  We may not be able to compete with larger, more established businesses offering similar products and services

     Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. We will compete in our territory with two cellular providers, both of which have an infrastructure in place and have been operational for a number of years. They have significantly greater financial and technical resources than we do, could offer attractive pricing options and may have a wider variety of handset options. We expect that existing cellular providers will upgrade their systems and provide expanded, digital services to compete with the Sprint PCS products and services that we intend to offer. These wireless providers require their customers to enter into long-term contracts, which may make it more difficult for us to attract customers away from them. Sprint PCS generally does not require its customers to enter into long-term contracts, which may make it easier for other wireless providers to attract Sprint PCS customers away from Sprint PCS. We will also compete with several PCS providers and other existing communications companies in our territory. A number of our cellular and PCS competitors will have access to more licensed spectrum than the 10 MHz licensed to Sprint PCS in our territory. In addition, any competitive difficulties that Sprint PCS may experience could also harm our competitive position and success.

  Our services may not be broadly used and accepted by consumers

     PCS systems have a limited operating history in the United States. The extent of potential demand for PCS in our markets cannot be estimated with any degree of certainty. If we are unable to establish and successfully market PCS services we may not be able to attract customers in sufficient numbers to operate our business successfully.

  The technology we use has limitations and could become obsolete

     We intend to employ digital wireless communications technology selected by Sprint PCS for its network. Code division multiple access, known as CDMA, technology is a relatively new technology. CDMA may not provide the advantages expected by Sprint PCS. If another technology becomes the preferred industry standard, we may be at a competitive disadvantage and competitive pressures may require Sprint PCS to change its digital technology which, in turn, may require us to make changes at substantially increased costs. We may not be able to respond to such pressures and implement new technology on a timely basis, or at an acceptable cost.

  If Sprint PCS customers are not able to roam instantaneously or efficiently onto other wireless networks, prospective customers could be deterred from subscribing for our Sprint PCS services

     The Sprint PCS network operates at a different frequency and uses or may use a different technology than many analog cellular and other digital systems. To access another provider's analog cellular or digital system outside of the Sprint PCS network, a Sprint PCS customer is required to utilize a dual-band/dual-mode handset compatible with that provider's system. Generally, because dual-band/dual-mode handsets incorporate two radios rather than one, they are more expensive and are larger and heavier than single-band/single-mode handsets. The Sprint PCS network does not allow for call hand-off between the Sprint PCS network and another wireless network, thus requiring a customer to end a call in progress and initiate a new call when leaving the Sprint PCS network and entering another wireless network. In addition, the quality of the service provided by a network provider during a roaming call may not approximate the quality of the service provided by Sprint PCS. The price of a roaming call may not be competitive with prices of other wireless companies for roaming calls, and Sprint PCS customers may not be able to use Sprint PCS advanced features, such as voicemail notification, while roaming.

  Non-renewal or revocation by the Federal Communications Commission of the Sprint PCS licenses would significantly harm our business

     PCS licenses are subject to renewal and revocation. Sprint PCS' licenses in our territory will expire in 2007 but may be renewed for additional ten year terms. There may be opposition to renewal of Sprint PCS' licenses upon their expiration and the Sprint PCS licenses may not be renewed. The Federal Communications Commission, generally referred to as the FCC, has adopted specific standards to apply to PCS license renewals. Failure by Sprint PCS to comply with these standards in our territory could cause revocation or forfeiture of the Sprint PCS licenses for our territory or the imposition of fines on Sprint PCS by the FCC.

  The loss of our officers and skilled employees that we depend upon to operate our business could reduce our ability to offer Sprint PCS products and services

     The loss of one or more key officers could impair our ability to offer Sprint PCS products and services. Our business is managed by a small number of executive officers. We believe that our future success will also depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is and will continue to be intense competition for qualified personnel in the PCS equipment and services industry as the PCS market continues to develop. We may not be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. We currently have "key man" life insurance for our chief executive officer.

  We may not achieve or sustain operating profitability or positive cash flow from operating activities

     We expect to incur significant operating losses and to generate significant negative cash flow from operating activities until 2002 while we develop and construct our PCS network and build our customer base. If and when we start to provide services to customers, our operating profitability will depend upon many factors, including, among others, our ability to market our services, achieve our projected market penetration and manage customer turnover rates. If we do not achieve and maintain operating profitability and positive cash flow from operating activities on a timely basis, we may not be able to meet our debt service requirements.

  We may need more capital than we currently project to build out our PCS network

     The build-out of our PCS network will require substantial capital. Additional funds would be required in the event of significant departures from the current business plan, unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technological risks. Due to our highly leveraged capital structure, additional financing may not be available or, if available, may not be obtained on a timely basis and on terms acceptable to us or within limitations permitted under our existing debt covenants. Failure to obtain additional financing, should the need for it develop, could result in the delay or abandonment of our development and expansion plans.

  Unauthorized use of our PCS network could disrupt our business

     We will likely incur costs associated with the unauthorized use of our PCS network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming.

  Our agreements with Sprint PCS, our certificate of incorporation and our bylaws include provisions that may discourage, delay and/or restrict any sale of our operating assets or common stock to the possible detriment of our stockholders

     Our agreements with Sprint PCS restrict our ability to sell our operating assets and common stock. Generally, Sprint PCS must approve a change of control of our ownership and consent to any assignment of our agreements with Sprint PCS. The agreements also give Sprint PCS a right of first refusal if we decide to sell our operating assets to a third party. These restrictions, among other things, could discourage, delay or make more difficult any sale of our operating assets or common stock. This could have a material adverse effect on the value of our common stock and could reduce the price of our company in the event of a sale. Provisions of our certificate of incorporation and bylaws could also operate to discourage, delay or make more difficult a change in control of our company. Our certificate of incorporation, which contains a provision acknowledging the terms under the management agreement and a consent and agreement pursuant to which Sprint PCS may buy our operating assets, has been duly authorized and approved by our board of directors and our stockholders. This provision is intended to permit the sale of our operating assets pursuant to the terms of the management agreement or a consent and agreement with our lenders without further stockholder approval. See "Description of Capital Stock."

  We face risks relating to the year 2000 issue

     If our systems, the systems of our vendors, consultants and contractors, or the systems of Sprint and Sprint PCS and their vendors, consultants and contractors, are not year 2000 compliant or are unable to recover from system interruptions which may result from the year 2000 date change, our business could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000 Issue on the Operations and Financial Condition of AirGate."

Industry Risks

  We may experience a high rate of customer turnover which would increase our costs of operations and reduce our revenue

     Our strategy to reduce customer turnover may not be successful. The PCS industry has experienced a higher rate of customer turnover as compared to cellular industry averages. The rate of customer turnover may be the result of several factors, including network coverage; reliability issues such as blocked calls, dropped calls and handset problems; non-use of phones; change of employment; non-use of customer contracts, affordability; customer care concerns and other competitive factors. Price competition and other competitive factors could also cause increased customer turnover.

  Wireless providers offering services based on alternative technologies may reduce demand for PCS

     The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. There is also uncertainty as to the extent of customer demand as well as the extent to which airtime and monthly recurring charges may continue to decline. As a result, our future prospects and those of the industry, and the success of PCS and other competitive services, remain uncertain.

  Regulation by government agencies may increase our costs of providing service or require us to change our services

     The licensing, construction, use, operation, sale and interconnection arrangements of wireless telecommunications systems are regulated to varying degrees by the FCC, the Federal Aviation Administration, generally referred to as the FAA, and, depending on the jurisdiction, state and local regulatory agencies and legislative bodies. Adverse decisions regarding these regulatory requirements could negatively impact our operations and our cost of doing business. The Sprint PCS agreements reflect an affiliation that the parties believe meets the FCC requirements for licensee control of licensed spectrum. If the FCC were to determine that our agreements with Sprint PCS need to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreements as necessary to cause the agreements to comply with applicable law and to preserve to the extent possible the economic arrangements set forth in the agreements. If the agreements cannot be modified, the agreements may be terminated pursuant to their terms.

  Use of hand-held phones may pose health risks

     Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may discourage use of wireless handsets or expose us to potential litigation.

Risks Relating to the Offering

  Our current management and directors may be able to control the outcome of significant matters presented to stockholders as a result of their beneficial ownership of our common stock

     Our current management and directors beneficially own approximately 29% of our outstanding common stock on a diluted basis as of December 17, 1999. Consequently, such persons, as a group, may be able to control the outcome of matters submitted for stockholder action including the election of members to our board of directors and the approval of significant change in control transactions. This may have the effect of delaying or preventing a change in control. See "Management" and "Principal Stockholders."

  The price of our common stock may be volatile

     The market price of our common stock could be subject to significant fluctuations in response to variations in quarterly operating results, announcements of technological innovations or new products and services by us or our competitors, our failure to achieve operating results consistent with securities analysts' projections, the operating and stock price performance of other companies that investors may deem comparable to us and other events or factors. Factors such as announcements of the introduction of new or enhanced services or related products by us or our competition, announcements of joint development efforts or corporate partnerships in the wireless telecommunications market, market conditions in the technology, telecommunications and other emerging growth sectors, and rumors relating to us, Sprint or our competitors may also have a significant impact on the market price of our common stock.

     The stock market has experienced extreme price volatility. Under these market conditions, stock prices of many emerging growth and development stage companies have often fluctuated in a manner unrelated or disproportionate to the operating performance of such companies. Since we are a development stage company, our common stock may be subject to greater price volatility than the stock market as a whole.

  Possible future sales of our common stock by management and other affiliates and exercise of the warrants could cause the market price of our common stock to decrease

     A substantial number of shares of our common stock could be sold into the public market during this offering by our management and our affiliates and upon exercise of the warrants and subsequent sale of the shares of common stock underlying the warrants. The occurrence of such sales, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock. All of our stockholders prior to our initial public offering of common stock, Lucent, members of our senior management and our directors have entered into written "lock-up" agreements pursuant to which each has agreed that, until March 25, 2000 not to, among other things, sell their shares. As a result, upon the expiration of the lock-up agreements 180 days after the date of this prospectusand any other restrictions that are applicable, an additional 3,596,996 shares of our common stock will be eligible for sale subject, in most cases, to volume and other restrictions under federal securities laws. In addition, up to 644,400 shares of common stock may be issued upon exercise of the warrants pursuant to this prospectus for an exercise price of $0.01 per share. Upon exercise of the warrants, the shares of common stock issued will be freely tradeable, subject to restrictions on sales of securities under the federal securities laws for persons who are our affiliates.

On the separation date 644,400 shares underlying the warrants issued in the units offering became freely tradeable.

  You may not receive a return on investment through dividend payments

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Instead, we intend to retain future earnings to fund our growth. Therefore, you will not receive a return through cash dividends on the shares of common stock purchased pursuant to the exercise of your warrants.

  We have the right to suspend the use of this prospectus which will restrict the ability of holders to exercise their warrants

     The warrant holders will not be able to exercise their warrants to purchase our common stock during a period in which we elected to suspend the effectiveness of the shelf registration statement of which this prospectus is a part, any amendment made to the shelf registration statement. Under the warrant agreement pursuant to which the warrants were issued, we have the right to suspend the effectiveness of the shelf registration statement and, therefore, the use of this prospectus, for a limited period of time.

                          FORWARD-LOOKING STATEMENTS

     This prospectus contains statements about future events and expectations, which are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. Any statement in this prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. These statements include:

     .  forecasts of growth in the number of consumers using PCS services;

     . statements regarding our plans for and costs of the build-out of our PCS network;

     . statements regarding our anticipated revenues, expense levels, liquidity and capital resources and projection of when we will launch commercial PCS service and achieve break-even operating cash flow;

     .  statements regarding our preparedness for the year 2000 date change; and

     . other statements, including statements containing words such as "anticipate," "believe," "plan," "estimate," "expect," "seek," "intend" and other similar words that signify forward-looking statements.

     Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific factors that might cause such a difference include, but are not limited to:

     .  our dependence on our affiliation with Sprint PCS;

     .  the need to successfully complete the build-out of our PCS network;

     .  our lack of operating history and anticipation of future losses;

     .  our dependence on Sprint PCS' back office services;

     . our substantial amount of debt and our ability to service such debt and comply with all the covenants in the loan documents;

     .  potential fluctuations in our operating results;

     .  our potential need for additional capital;

     . our potential inability to expand our services and related products in the event of substantial increases in demand for these services and related products;

     .  our technology becoming obsolete;

     .  our competition; and

     .  our ability to attract and retain skilled personnel.

   See additional discussion under "Risk Factors" beginning on page 4.

                                USE OF PROCEEDS

     The net proceeds to be received from the exercise of the warrants, assuming all warrants are exercised, after deducting estimated offering expenses, will be approximately $6,444. We intend to use the net proceeds from the exercise of the warrants for general corporate purposes including working capital.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is traded on the Nasdaq National Market under the symbol PCSA. The following table sets forth, for the periods indicated, the range of high and low bid prices for our common stock as reported on the Nasdaq National Market.

                                                                                 Price Range of
                                                                                  Common Stock
                                                                              -------------------
                                                                                High        Low
Year Ended September 30, 1999:
     Fourth Quarter (From September 28, 1999)                                  $28.00    $23.00

Year Ended September 30, 2000                                                  $54.25    $23.00
     First Quarter (through December 17, 1999)

     On December 17, 1999, the reported last sales price of the common stock was $44.75 per share.

     We intend to retain our future earnings, if any, to fund the development and growth of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Our future decisions concerning the payment of dividends on the common stock will depend upon our results of operations, financial condition and capital expenditure plans, as well as such other factors as the board of directors, in its sole discretion, may consider relevant. In addition, our existing indebtedness restricts, and we anticipate our future indebtedness may restrict, our ability to pay dividends.

                            SELECTED FINANCIAL DATA

     The selected financial data presented below under the captions "Statement of Operations Data," "Other Data," and "Balance Sheet Data" for, and as of the end of, the period from inception, June 15, 1995, to December 31, 1995 is derived from the unaudited consolidated financial statements of AirGate PCS, Inc. and subsidiary and predecessors. The selected financial data presented below under the captions "Statement of Operations Data," "Other Data," and "Balance Sheet Data" for, and as of the end of, each of the years in the three-year period ended December 31, 1998 and for the nine month periods ended September 30, 1998 and 1999, are derived from the consolidated financial statements of AirGate PCS, Inc. and subsidiary and predecessors, which consolidated financial statements have been audited by KPMG LLP, independent certified public accountants. The selected financial data should be read in conjunction with the consolidated financial statements included herein.

                                                                                                       Period from
                                                                                                        Inception,
                                           For the Nine Month                                            June 15,
                                              Periods Ended                                              1995, to
                                              September 30,       For the Years Ended December 31,     December 31,
                                           ------------------     --------------------------------     ------------
                                              1999     1998         1998        1997        1996           1995
                                                                (In thousands except per share data)
Statement of Operations Data:

Operating expenses:
  General and administrative............    $(5,619)  $(1,552)    $(2,597)    $(1,101)   $(1,252)          $(1,458)
  Depreciation and amortization.........      ( 622)   (1,028)     (1,204)       (998)       (19)              (18)
                                           --------   -------     -------     -------    -------           -------
  Operating loss........................     (6,241)   (2,580)     (3,801)     (2,099)    (1,271)           (1,476)
  Interest expense......................     (9,358)   (1,015)     (1,392)       (817)      (582)             (217)
                                           --------   -------     -------     -------    -------           -------
  Net loss..............................   $(15,599)  $(3,595)    $(5,193)    $(2,916)   $(1,853)          $(1,693)
                                           ========   =======     =======     =======    =======           =======
Other Data:
  Operating loss before fixed charges...   $ (6,241)  $(2,580)    $(3,801)    $(2,099)   $(1,271)          $(1,476)
                                           ========   =======     =======     =======    =======           =======
  Basic and diluted net loss per share
    of common stock (1).................   $  (4.57)  $ (1.06)    $ (1.54)    $ (0.86)   $ (0.55)          $ (0.50)
                                           ========   =======     =======     =======    =======           =======

____________________
(Footnotes on the following page)

                                             As of September 30,                 As of December 31,
                                            --------------------   -------------------------------------------
                                               1999      1998          1998       1997      1996       1995
                                                                       (In thousands)
Balance Sheet Data:...................
 Cash and cash equivalents............       $258,900   $ 1,926      $ 2,296    $   147   $     6    $   256
 Total assets.........................        317,320    12,120       15,450     13,871     2,196     21,643
 Long-term debt(2)....................        165,667     7,700        7,700     11,745        --         --
 Stockholders' equity (deficit).......        127,846    (3,753)      (5,350)    (1,750)   (3,025)    (1,272)

__________________
(1) Basic and diluted net loss per share of common stock is computed by dividing net loss by the weighted average number of common shares outstanding.


(2)  Includes current maturities.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. The discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors including, but not limited to, those under "Risk Factors" and elsewhere in this prospectus.

Overview

     On July 22, 1998, we entered into a management agreement with Sprint PCS whereby we became the Sprint PCS affiliate with the exclusive right to provide 100% digital, 100% PCS services under the Sprint and Sprint PCS brand names in our territory in the southeastern United States. We are a development stage company and have not generated any significant revenues. We have completed our radio frequency design, network design and substantial site acquisition and cell site engineering, and commenced construction of our PCS network in November 1998.

     Sprint PCS has invested $44.6 million to purchase the PCS licenses in our territory and incurred additional expenses for microwave clearing. Under our long term agreements with Sprint PCS, we will manage the network on Sprint PCS' licensed spectrum as well as the use of Sprint and Sprint PCS brand names royalty-free during our affiliation with Sprint PCS. We also have access to Sprint PCS' national marketing support and distribution programs and are entitled to buy network and subscriber equipment and handsets at the same discounted rates offered by vendors to Sprint PCS based on its large volume purchases. In exchange for these benefits, we are entitled to receive 92%, and Sprint PCS is entitled to retain 8%, of collected service revenues from customers in our territory. We are entitled to 100% of revenues collected from the sale of handsets and accessories, on revenues received when Sprint PCS customers from a different territory make a wireless call on our PCS network, and on roaming revenues from non-Sprint PCS customers.

     In addition, for specified fees, we may purchase certain back office services, including customer activation, billing and customer care, directly from Sprint PCS. We will purchase these services from Sprint PCS at a cost which reflects Sprint PCS' economies of scale. We expect that the outsourcing of these services will enable us to reduce capital expenditures for administrative purposes and to operate with fewer employees than other wireless providers.

     Through September 30, 1999, we have incurred $45.0 million of capital expenditures related to the build-out of our PCS network. We currently provide roaming coverage along the Interstate 85 corridor in South Carolina, between Atlanta, Georgia and Charlotte, North Carolina. As a result of the progress made on our PCS network build-out, we expect to be able to launch commercial PCS operations in the first quarter of 2000. We expect to extend our coverage during the balance of 2000 and to substantially complete the build-out of our PCS network by the end of 2000 covering approximately 74% of the population in our territory. We expect to continue to fill in coverage in 2001.

     From our inception in June 1995 through August 1998, our operating activities were focused on developing a PCS business in the southeastern United States, including the purchase of four PCS licenses from the FCC. During this period we did not generate any revenues and, as a result, have incurred operating losses since inception.

Results of Operations

 Prospective Income Statements

     Revenues. Under our management agreement with Sprint PCS, we are entitled to receive 92% of collected service revenues from customers in our territory. For financial reporting purposes, we will record 100% of collected service revenues along with an expense equal to 8% of collected service revenues which Sprint PCS is entitled to retain under our management agreement. In addition to collected service revenues, we will generate revenues from the sale of handsets and accessories and from roaming services provided to customers traveling onto our PCS network. Sprint PCS is not entitled to retain any of these revenues. We will make an appropriate accrual of bad debt expense on a monthly basis.

     Through our marketing efforts, we will seek to distinguish our service offerings on the basis of the quality of digital PCS services and extensive wireless coverage our subscribers will receive through the Sprint PCS network. We believe that the Sprint and Sprint PCS brand names and quality of digital PCS service, coupled with Sprint PCS' established customer care and simplified billing, will build customer loyalty and limit customer turnover, thereby increasing revenues and margins.

     Wireless providers that have offered poor or spotty coverage, inferior voice quality, unresponsive customer care or confusing billing formats suffer higher than average customer turnover rates. Accordingly, we will only launch service in a particular market after comprehensive and reliable coverage and service can be maintained in that market. In addition, we will use the Sprint PCS billing platform and rate plans which are designed to offer simple and understandable options. Specifically, the Sprint PCS Free and Clear rate plans offer bundled minute options that include local, long distance and roaming on the entire Sprint PCS network.

     Operating Expenses. We expect our operating expenses will principally include sales and marketing, network operations and general and administrative expenses.

     Sales and marketing expenses relate to our indirect distribution channels, sales representatives, sales support personnel, our retail stores, advertising programs and equipment costs and subsidies paid to third party retailers to sell our handsets. We expect that our cost for each additional customer will be higher in the initial years of operation and decline as our sales and marketing expenses are distributed over a greater customer base and costs and subsidies of handsets decline. We will benefit from the use of the Sprint and Sprint PCS brand names, Sprint PCS national advertising and other marketing programs. We will not pay Sprint PCS a marketing service fee. Our costs of handsets and accessories will reflect Sprint PCS' volume discounts.

     Network operations expenses include cell site collocation lease costs, utilities, switch maintenance, switch site leases, engineering personnel, backhaul and interconnect charges. We will also be charged roaming fees by Sprint PCS and other wireless carriers when our customers make a wireless call on networks outside our territory. More than 85% of our cell sites will be collocated, which will result in higher cell site lease expenses. These higher lease expenses will be offset in part by certain operating expense savings resulting from collocation. Collocation will also substantially reduce our capital expenditures and time to market. Collocation is the ability to locate existing antennas and other transmission equipment on existing towers or other existing structures. Collocation has the following three primary benefits:

     . allows us to avoid the costs of building the tower and buying or leasing the land;

     . allows us to more quickly install antennas than if we had to build the towers ourselves; and

     . allows us to avoid any zoning challenges that could prohibit use of the location for a cell site since we will use existing towers.

On collocation sites we also are able to avoid paying the costs of maintenance that are borne by the owner of the tower. This results in higher cell lease expenses, but lower operating costs.

We will purchase a full suite of back office services from Sprint PCS.

     . These services will be provided by Sprint PCS in the same manner and with the same standard of care that Sprint PCS uses in conducting its own business.

     . Initially, the charges for these services, which are based on Sprint PCS' cost and reflect their economies of scale, will be lower than if we provided these services ourselves.

     . In addition, we expect that, by using these established services, our capital expenditures and demands on our management's time in connection with back office services will be lower than if we developed and provided the services ourselves. We will have access to these services until at least December 31, 2001. Because of the economic benefits to us, we will initially purchase:

        .  customer billing and collections;

        .  customer care;

        .  subscriber activation, including credit verification;

        .  handset logistics;

        .  network operations control center monitoring;

        .  national platform interconnectivity;

        .  voice mail;

        .  directory assistance and operator services;

        .  long distance;

        .  roaming fees and roaming clearinghouse fees; and

        .  inter-service area fees.

     As indicated above, Sprint PCS will retain 8% of collected service revenues. We will record this affiliation fee as an operating expense.

     We will also incur certain general and administrative expenses relating to corporate overhead, including salaries and other benefits.

Historical Income Statements

 For the nine month period ended September 30, 1999:

     On October 21, 1999, the Company changed its fiscal year from a calendar year ending on December 31 to a fiscal year ending on September 30 effective September 30, 1999. From January 1, 1999 through September 30, 1999, we were focused on raising capital to continue our PCS network build-out.


     Revenues


     As a development stage enterprise, we had no commercial operations for any period, resulting in no revenues or costs of service being recorded. In November 1999, we began offering roaming coverage along the Interstate 85 corridor in South Carolina, between Atlanta, Georgia and Charlotte, North Carolina. We expect to generate revenue from Sprint PCS customers and customers of other wireless carriers with whom Sprint PCS has roaming agreements as they use our PCS network along the Interstate 85 corridor.

     General and Administrative Expenses

     From January 1, 1999 through September 30, 1999, we were focused on raising capital to continue our PCS network build-out. We incurred expenses of $5.6 million during the nine month period ended September 30, 1999 compared to $1.6 million for the nine month period ended September 30, 1998, an increase of $4.0 million. The increase is primarily comprised of all cell site lease payments related to our PCS network build-out, additional salaries, employee bonus accruals, relocation liabilities and non-cash compensation of vested stock options.

     Depreciation and Amortization

     For the nine months ended September 30, 1999, depreciation and amortization expense was $622,000 compared to $1.0 million for the nine months ended September 30, 1998. Through August 1998 we were amortizing the purchase price of FCC licenses held by our predecessor. We made capital expenditures of $31.9 million in the nine months ended September 30, 1999 related to the continued build-out of our PCS network, which included approximately $1.1 million of capitalized interest, compared to capital expenditures of $2.4 million in the nine months ended September 30, 1998, of which no interest was capitalized as the network build-out commenced in August 1998. Depreciation and amortization of our network build-out will begin as the network becomes operational and will continue to increase as our network is placed into service.

     Interest Expense, net

     For the nine months ended September 30, 1999, interest expense was $9.4 million, net of capitzalized interest of $1.1 million, an increase $8.4 million over the $1.0 million in interest expense for the nine months ended September 30, 1998. Interest expense for the 1999 period included a $8.7 million charge to record the fair value of warrants and the beneficial conversion feature related to the convertible promissory notes issued to the affiliates of Weiss, Peck, Greer Venture Partners and the affiliates of JAFCO America Ventures Inc. Capitalized interest of $1.1 million for the nine months ended September 30, 1999 was higher due to increased capital expenditures compared to no capitalized interest for the nine months ended September 30, 1998. Future interest expense will increase as a result of the issuance in September 1999 of the units offering and as outstanding balances under the Lucent Financing increase.


     Net Loss

     For the nine months ended September 30, 1999, the net loss was $15.6 million as compared to $3.6 million for the same period in 1998. The net loss increased $12.0 million, resulting primarily from the items discussed above. Net losses will continue to increase as we build-out our PCS network.

 For the year ended December 31, 1998:

     In July 1998, we signed a series of agreements with Sprint PCS to operate as the exclusive affiliate of Sprint PCS in certain markets in the southeastern United States. As a part of these agreements, we were given the right to market Sprint PCS' products and services in exchange for building, constructing and managing a PCS network that will support the wireless service offerings of Sprint PCS in our territory. In October 1998, AirGate PCS, Inc. was formed and all operations related to the affiliation with Sprint PCS were transferred to it and its subsidiaries. The FCC PCS licenses will not be used in our continuing operations as a Sprint PCS affiliate and, therefore, have been excluded from the consolidated financial statements of AirGate PCS, Inc. and subsidiaries and predecessors. During 1998, we focused on consummating our affiliation with Sprint PCS. Expenses incurred for these purposes totaled $5.2 million for salaries and benefits, professional fees, interest expense and depreciation and amortization. Capital outlays in 1998 amounted to $12.9 million. Included in this amount were $7.7 million of network assets which we purchased from Sprint PCS which include radio frequency and engineering design data, site acquisition materials and construction equipment. We also made $5.2 million of capital expenditures related to the build-out of our PCS network.

  From June 15, 1995 (inception) to December 31, 1997:

     From inception, June 15, 1995, through December 31, 1997, our operating activities were focused on developing a PCS business which included the purchase of four FCC PCS licenses. During this period, we incurred total cumulative expenses of $6.5 million. These expenses related to salaries and benefits, professional fees, interest expense and depreciation and amortization of the FCC PCS licenses. All costs of start-up and organizational activities have been expensed in accordance with AICPA Statement of Position 98-5.

Liquidity and Capital Resources

     As of September 30, 1999, we had $258.9 million in cash and cash equivalents, as compared to $2.3 million in cash and cash equivalents at December 31, 1998. Our net working capital was $229.7 million at September 30, 1999 versus negative working capital of $13.7 million at December 31, 1998.

     Net Cash Used in Operating Activities

     The $2.5 million in cash used in operating activities was the result of our net loss for the nine months ended September 30, 1999 which was partially offset by increases in current liabilities and no-cash interest expense.

     Net Cash Used in Investing Activities

     The $15.7 million in cash used by investing activities represents capital expenditures related to our network build-out. We made an additional $16.2 million in capital expenditures through accounts payable, for a total of $31.9 million of capital expenditures for the nine months ended September 30, 1999.

     Net Cash Provided by Financing Activities

     The $274.8 million in cash provided by financing activities consisted primarily of $131.0 million in gross proceeds from our initial public offering of common stock, $156.1 in gross proceeds from our units offering, as described below, and increased borrowings pursuant to the Lucent financing partially offset by equity and debt issuance costs.

     Liquidity

     We closed our offerings of equity and debt funding on September 30, 1999. The total equity amount raised was $131.0 million, or $120.5 million in net proceeds. Concurrently, we closed our units offering consisting of $300 million principal amount at maturity 13.5% senior subordinated discount notes due 2009 and warrants to purchase 644,000 shares of common stock at $.01 per share. The gross proceeds from the units offering was $156.1 million or $149.4 million in net proceeds. The senior subordinated discount notes will require cash payments of interest beginning on April 1, 2005.

     In addition, on August 16, 1999, we entered into a $153.5 million credit agreement with Lucent. The credit agreement provides for a $13.5 million senior secured term loan which matures on June 6, 2007, which is the first installment of the loan, or Tranche 1. The second installment, or Tranche 2, under the credit agreement is for a $140.0 million senior secured term loan that matures on September 30, 2008. Mandatory quarterly payments of principal are required beginning December 31, 2002 for Tranche 1 and March 21, 2004 for Tranche 2 initially in the amount of 3.75% of the loan balance then outstanding and increasing thereafter. We expect that the proceeds of our concurrent initial public offering of common stock and the units offering together with the Lucent financing will fund our capital expenditures including the completion of our network build-out and working capital requirements through 2002.

Impact of Year 2000 Issue on the Operations and Financial Condition of AirGate

     The year 2000 issue arises as the result of computer programs having been written, and systems having been designed, using two digits rather than four to define the applicable year. Consequently, such software has the potential to recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We believe that our computer systems and software are year 2000 compliant. To the extent that we implement our own computer systems and software in the future, we will assess year 2000 compliance prior to their implementation. We have not incurred any costs relating to year 2000 compliance. In the process of designing and constructing our PCS network, we have entered into material agreements with several third-party vendors. We rely on them for all of our important operating, computer and non-information technology systems. We are therefore highly dependent on Sprint PCS and other vendors for remediation of their network elements, computer systems, software applications and other business systems. We will purchase critical back office services from Sprint PCS, and our network infrastructure equipment will be contractually provided by a third party vendor with whom we have a material relationship. If either Sprint PCS or this third party vendor fail to become year 2000 compliant, our ability to commence operations may be materially delayed. We have contacted our third party vendors and believe that they will be year 2000 compliant. However, we have no contractual or other right to compel compliance by them.

     We do not expect to commence commercial operations until the first quarter of 2000. Because of our reliance on third-party vendors, we believe that the impact on us of issues relating to year 2000 compliance, if any, would be a delay in our launching commercial PCS operations and not a disruption in service. We, therefore, have not developed a contingency plan and do not expect to do so.

Quantitative and Qualitative Disclosure About Market Risk

     In the normal course of business, our operations are exposed to interest rate risk on our financing from Lucent and any future financing requirements. Our fixed rate debt consists primarily of the accreted balance of the senior subordinated discount notes. Our variable rate debt consists of borrowings made under the Lucent financing. Our primary market risk exposure relates to: (i) the interest rate risk on our long-term borrowings; (ii) our ability to refinance our senior subordinated discount notes at maturity at market rates; and (iii) the impact of interest rate movements on our ability to meet interest expense requirements and financial covenants under our debt instruments.

     We expect to manage the interest rate risk on our outstanding long-term debt through the use of fixed and variable rate debt and interest rate swaps. While we cannot predict our ability to refinance existing debt or the impact interest rate movements will have on our existing debt, we continue to monitor our interest rate risk on an ongoing basis.

     The following table presents the estimated future balances of outstanding long-term debt at the end of each year and future required annual principal payments for each year then ended associated with the senior subordinated discount notes and the Lucent financing based on our projected level of long-term indebtedness:

                                                                        Years Ending September 30,
                                                    -------------------------------------------------------------
                                                        2000       2001           2002        2003        2004      Thereafter
                                                                                   (Dollars in thousands)
Senior subordinated discount notes.............     $178,193     $206,819      $235,446     $268,796     $300,000           --
Fixed interest rate............................         13.5%        13.5%         13.5%        13.5%        13.5%        13.5%
Principal payments.............................           --           --            --           --           --     $300,000

Lucent financing...............................     $ 13,500     $ 72,560      $152,994     $150,969     $127,775           --
Variable interest rate (1).....................         9.25%        9.25%         9.25%        9.25%        9.25%        9.25%
Principal payments.............................           --           --            --     $  2,025     $  2,025     $127,775

_________________
(1) Interest rate on the Lucent financing equals the London Interbank Offered Rate ("LIBOR") +3.75%. LIBOR is assumed to equal 5.5% for all periods presented.

Inflation

     We believe that inflation has not had, and will not have, a material adverse effect on our results of operations.

                              INDUSTRY BACKGROUND

     Wireless communications systems use a variety of radio frequencies to transmit voice and data. Broadly defined, the commercial wireless communication industry includes one-way radio applications, such as paging or beeper services, and two-way radio applications, such as cellular, PCS and enhanced specialized mobile radio, known as ESMR, networks. Historically, each application has been licensed and operates in a distinct radio frequency block.

     In the commercial wireless communication industry there are two principal services licensed by the FCC for transmitting two-way, real time voice and data signals: "cellular" and "PCS." Cellular, which uses the 800 MHz frequency block, is the predominant form of commercial wireless voice communications service used by subscribers today. Cellular systems are analog-based, but over the last several years cellular operators have started to deploy digital service in the 800 MHz frequency block. Digital services have been deployed, as a complement to the analog based services, in most of the major metropolitan markets. Analog-based systems send signals in which the transmitted signal resembles the input signal, the caller's voice, while in digital systems the input is coded into a binary form before the signal is transmitted. In addition, ESMR networks may provide up to 15 MHz of spectrum for interconnected two-way real time voice and data services.

     In 1993, the FCC allocated the 1900 MHz frequency block of the radio spectrum for PCS. PCS differs from traditional analog cellular telephone service principally in that PCS systems operate at a higher frequency and employ advanced digital technology. Digital systems convert voice or data signals into a stream of digits that permit a single radio channel to carry multiple simultaneous transmissions. Digital systems also achieve greater frequency reuse than analog systems resulting in greater capacity than analog systems. This enhanced capacity, along with enhancements in digital protocols, allows digital-based wireless technologies, whether using PCS or cellular frequencies, to offer new and enhanced services, such as greater call privacy and more robust data transmission features, such as "mobile office" applications including facsimile, electronic mail and connecting notebook computers with computer/data networks.

     Since the introduction of commercial cellular service in 1983, the wireless communications industry has experienced dramatic growth. The number of wireless subscribers for cellular, PCS and ESMR has increased from an estimated 340,213 at the end of 1985 to over 69 million as of December 31, 1998, according to the Cellular Telecommunications Industry Association ("CTIA"), an international association for the wireless industry. The following chart illustrates the annual growth in U.S. wireless communication customers for cellular, PCS and ESMR through December 31, 1998.

                                                                             Year Ended December 31,
                                                   ---------------------------------------------------------------------------
                                                    1992       1993       1994       1995       1996        1997      1998
Wireless Industry Statistics(1)
Total service revenues (in billions).............  $  7.8     $ 10.9     $ 14.2     $ 19.1     $ 23.6     $ 27.5     $ 33.1
Wireless subscribers at end of period
 (in millions)...................................    11.0       16.0       24.1       33.8       44.0       55.3       69.2
Subscriber growth................................    46.0%      45.1%      50.8%      40.0%      30.4%      25.6%      25.1%
Average monthly revenues per subscriber..........   $68.68     $61.49     $56.21     $51.00     $47.70     $42.78     $39.43

____________________
Source: Cellular Telecommunications Industry Association.

(1) Reflects domestic commercially operational cellular, ESMR and PCS providers.

     Paul Kagan Associates, Inc., an independent media and telecommunications association, estimates that the number of wireless users will increase to approximately 137 million and 169 million by 2002 and 2005, respectively. This growth is driven largely by a substantial projected increase in PCS users, who are forecast to account for approximately 34% and 42% of total users in 2002 and 2005, respectively, representing a significant increase over the approximately 10% of total wireless customers using PCS as of the end of 1998. Paul Kagan Associates, Inc. projects that total wireless industry penetration, defined as the number of wireless subscribers nationwide divided by total United States population, will grow from an estimated 25.3% in 1998 to 57.0% in 2005.

     We believe that a significant portion of the predicted growth in the consumer market for wireless telecommunications will result from anticipated declines in costs of service, increased functional versatility, and increased awareness of the productivity, convenience and privacy benefits associated with the services offered by PCS providers. PCS providers are one of the first direct wireless competitors of cellular providers to offer all-digital mobile networks. We also believe that the rapid growth in the use of notebook computers and personal digital assistants, combined with emerging software applications for delivery of electronic mail, fax and database searching, will contribute to the growing demand for wireless service.

     Wireless communications systems, whether PCS or cellular, are divided into multiple geographic coverage areas, known as "cells." In both PCS and cellular systems, each cell contains a transmitter, a receiver and signaling equipment, known as the "cell site." The cell site is connected by microwave or landline telephone circuits to a switch that uses computers to control the operation of the cellular or PCS communications system for the entire service area. The system controls the transfer of calls from cell to cell as a subscriber's handset travels, coordinates calls to and from handsets, allocates calls among the cells within the system and connects calls to the local landline telephone system or to a long distance carrier. Wireless communications providers establish interconnection agreements with local exchange carriers and interexchange carriers, thereby integrating their system with the existing landline communications system. Because the signal strength of a transmission between a handset and a cell site declines as the handset moves away from the cell site, the switching office and the cell site monitor the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the switching office may "hand off" the call to another cell site where the signal strength is stronger.

     Wireless digital signal transmission is accomplished through the use of various forms of "air interface protocols." The FCC has not mandated a universal air interface protocol for PCS systems. PCS systems operate under one of three principal air interface protocols, CDMA, TDMA or GSM. TDMA and GSM are both time division multiple access systems but are incompatible with each other. CDMA is a code division multiple access system and is incompatible with both GSM and TDMA. Accordingly, a subscriber of a system that utilizes CDMA technology is unable to use a CDMA handset when traveling in an area not served by CDMA-based PCS operators, unless the customer carries a dual-band/dual-mode handset that permits the customer to use the analog cellular system in that area. The same issue would apply to users of TDMA or GSM systems. All of the PCS operators now have dual- or tri-mode handsets available to their customers. Until digital networks become fully built-out, these handsets will be necessary for a certain segment of the subscriber base.

                                   BUSINESS

     We have entered into a management agreement with Sprint PCS whereby we have the exclusive right to provide 100% digital, 100% PCS products and services under the Sprint and Sprint PCS brand names in our territory in the southeastern United States. Based upon the population of our territory, we are one of the largest Sprint PCS affiliates in the United States. Our territory, which covers almost the entire state of South Carolina, parts of North Carolina, and the eastern Georgia cities of Augusta and Savannah, has a resident population of more than 6.8 million and covers 21 contiguous markets in one of the fastest growing regions in the United States, based on population.

Sprint PCS

     Sprint is a diversified telecommunications service provider whose principal activities include long distance service, local service, wireless telephony products and services, product distribution and directory publishing activities, and other telecommunications activities, investments and alliances. Sprint PCS, a wholly-owned subsidiary of Sprint, operates the only 100% digital, 100% PCS wireless network in the United States with licenses to provide service nationwide using a single frequency and a single technology. The Sprint PCS network uses CDMA technology nationwide.

     Sprint launched its first commercial PCS service in the United States in November 1995. Since then, Sprint PCS has experienced rapid customer growth, providing service to approximately 4.7 million customers as of September 30, 1999. In the fourth quarter of 1998, Sprint PCS added approximately 830,000 net new subscribers, the largest single quarter of customer growth ever reported by a wireless provider in the United States. In the first quarter of 1999, Sprint PCS added approximately 763,000 net new wireless subscribers, the second largest quarter ever recorded by a wireless carrier in the United States. As of September 30, 1999, Sprint PCS, together with its affiliates, operated PCS systems in 4,000 cities and communities within the United States, including all of the 50 largest metropolitan areas. The following table, showing the quarterly end-of-period subscriber data for Sprint PCS, illustrates Sprint PCS' subscriber growth from the beginning of 1997 to the end of the third quarter of 1999.

                                            1997                                     1998                          1999
                              --------------------------------         ------------------------------       --------------------
                                Q1       Q2       Q3       Q4          Q1       Q2       Q3       Q4        Q1       Q2       Q3
                                                                       (In thousands)
Total subscribers........      192      347       570      887         1,114    1,370    1,750    2,586    3,350    3,967    4,690

Sprint PCS currently provides nationwide PCS service through a combination of:

     .  operating its own digital network in major metropolitan areas;

     . strategic affiliations with other companies, primarily in and around smaller metropolitan areas;

     . roaming on analog cellular networks of other providers using dual-band, dual-mode handsets; and

     .  roaming on digital PCS networks of other CDMA-based providers.

     We are one of the largest affiliates of Sprint PCS and will provide Sprint PCS services in key cities contiguous to current and future Sprint PCS markets. Our territory connects to Sprint PCS markets including Atlanta, Georgia; Charlotte and Raleigh, North Carolina; Norfolk, Virginia; and Knoxville, Tennessee. The build-out of our territory will significantly extend Sprint PCS' coverage in the Southeast and we believe is important to its nationwide strategy.

Competitive Strengths

 Benefits of the Sprint PCS Affiliation

     Our strategic affiliation with Sprint PCS provides us with many business, operational and marketing advantages including the following:

     Exclusive provider of Sprint PCS products and services. We are the exclusive provider of Sprint PCS' 100% digital, 100% PCS products and services in our territory. We will provide these products and services exclusively under the Sprint and Sprint PCS brand names.

     Strong brand recognition and national advertising support. We will benefit from the strength and the reputation of the Sprint and Sprint PCS brands. Sprint PCS' national advertising campaigns and developed marketing programs will be provided to us at no additional cost under our agreements with Sprint PCS. We will offer the same strategic pricing plans, promotional campaigns and handset and accessory promotions that we believe have made Sprint PCS the fastest growing wireless service provider in the United States.

     Established and available distribution channels. We will have use of all the national distribution channels used by Sprint PCS. These channels include:

   .  RadioShack stores on an exclusive basis for PCS;

   . other major national third-party retailers such as Best Buy, Circuit City and Office Depot;

   .  Sprint PCS' national inbound telemarketing sales force;

   .  Sprint PCS' national accounts sales team; and

   .  Sprint PCS' electronic commerce sales platform.

     Nationwide coverage. We plan to operate our PCS network seamlessly with the Sprint PCS national network. This will provide customers in our territory with immediate nationwide roaming using Sprint PCS' network and other wireless networks with which Sprint PCS has roaming agreements. As of September 30, 1999, Sprint PCS, together with its affiliates, operated PCS systems in 4,000 cities and communities in the United States. Sprint PCS is still constructing its PCS network. Accordingly, the areas currently served by Sprint PCS, together with the areas covered by Sprint PCS' roaming agreements, do not cover every area in the United States. We will receive roaming revenue from the use of our PCS network by Sprint PCS customers traveling in or visiting our territory.

     Ability to purchase back office services from Sprint PCS. Our affiliation with Sprint PCS provides us with the option to use Sprint PCS' established back office services, including customer activation, billing and customer care. Using this option, we can accelerate the launch of our commercial PCS operations and reduce our capital expenditures and operating costs rather than establishing and operating our own systems. Sprint PCS has indicated it intends to provide these services to us at costs reflecting Sprint PCS' economies of scale. We may elect to develop our own internal capabilities to handle these functions or outsource them to a third party in the event that doing so proves to be more cost effective.

     Sprint PCS network design. Sprint PCS developed the initial build-out plan for our PCS network. We have based our network build-out on this design and have further enhanced it to better provide coverage for our territory.

     Economies of scale of a nationwide network. We will purchase our network and subscriber equipment under Sprint PCS' vendor contracts that provide for volume discounts. These discounts will reduce the overall capital required to build our PCS network and will lower the cost of subscriber equipment.

     Sprint PCS licenses and long-term commitment. Sprint PCS has funded the purchase of the licenses covering our territory at a cost of $44.6 million and incurred additional expenses for microwave clearing. As a Sprint PCS affiliate, we did not have to fund the acquisition of the licenses thereby reducing our start-up costs. Sprint PCS has entered into a consent and agreement with Lucent that limits Sprint PCS' rights or remedies under its agreements with us, including Sprint PCS' right to terminate the agreements and withhold payments, until our financing from Lucent is satisfied in full pursuant to the terms of the consent and agreement. See "The Sprint PCS Agreements--Consent and Agreement for the Benefit of the Lucent Financing."

 Other Competitive Strengths

     In addition to the advantages provided by our strategic affiliation with Sprint PCS, we have the following competitive strengths:

     Attractive market footprint. Our territory has favorable demographic characteristics for wireless communications services which we believe are important to Sprint PCS' national footprint. The 21 contiguous markets in our territory:

   .  include approximately 6.8 million residents;

   . include key southeastern cities and vacation destinations such as Myrtle Beach and Hilton Head Island, South Carolina; Savannah, Georgia; and the Outer Banks of North Carolina;

   .  have strong population growth and attractive traffic patterns;

   . connect important Sprint PCS markets which are already operational, including Atlanta, Georgia; Charlotte and Raleigh, North Carolina; Norfolk, Virginia; and Knoxville, Tennessee; and

   . are serviced by Sprint local telephone companies that we expect will provide local telephone service to approximately 30% of the population in our territory by the end of the year 2000, contributing to the market awareness of Sprint's telecommunications services and providing us with an additional distribution channel.

     Experienced management team. We have attracted an experienced senior management team with an average of more than 15 years of experience in building and operating telecommunications networks in the southeastern United States.

    . Thomas M. Dougherty, our president and chief executive officer, has more than 16 years of telecommunications experience, and is a former senior executive of Sprint PCS. As the president of a major Sprint PCS region, Mr. Dougherty was responsible for Sprint PCS market launches in eighteen major metropolitan areas with a resident population of approximately 75 million, including Chicago, Illinois; Houston, Texas; Atlanta, Georgia; and Charlotte, North Carolina.

    . Thomas D. Body III, our vice president of strategic planning, has over 20 years of telecommunications experience in the Southeast. Mr. Body co-founded and operated several successful paging and cellular companies and also served as chief executive officer of MFS-Atlanta, a major fiber-optic systems provider.

    . W. Chris Blane, our vice president of business development, has over 20 years of experience in telecommunications in the Southeast. Mr. Blane co-founded and operated several successful paging and cellular companies including serving as a chief operating officer of American Mobilphone Paging and CellularOne of Birmingham and Montgomery, Alabama.

    . Robert E. Gourlay, our vice president of marketing, has 22 years of wireless telecommunications experience including 18 years with Motorola, Inc. Mr. Gourlay served as the southeastern manager of sales and operations for Motorola, Inc.'s Cellular Infrastructure Division for four years.

    . David C. Roberts, our vice president of engineering and network operations, has 15 years of wireless telecommunications experience, having served in various engineering and management positions with Motorola, Inc. in the Southeast.

    . Shelley L. Spencer, our vice president of law and secretary, has 12 years of legal experience, six of which were spent in the private practice of law specializing in telecommunications. Ms. Spencer joined AirGate in 1995.

    . Alan B. Catherall, our chief financial officer, has served in senior financial capacities in the telecommunications industry for approximately 17 years.

    . Mark A. Roth, our vice president of the interior region, has more than 10 years of wireless communications experience. Mr. Roth has served as a divisional head for Arch Communications, responsible for managing over $80 million in revenue. More recently, Mr. Roth was Senior Vice President of Sales and Distribution for Conxus Communications.

     Fully financed plan. The net proceeds received from our concurrent offerings of common stock and units, which consisted of senior subordinated discount notes and warrants, together with the amount of borrowings available under the Lucent financing, total approximately $408.9 million. We believe this capital will provide us with sufficient funds to complete our PCS network build-out and to fund anticipated operating losses and working capital requirements through 2002, at which point we expect to have achieved break-even operating cash flow.

Business Strategy

     Upon the completion of our 100% digital, 100% PCS network, we intend to become a leading provider of wireless PCS services in the Southeast. We believe that the following elements of our business strategy will enable us to rapidly launch our network, distinguish our wireless service offerings from those of our competitors and compete successfully in the wireless communications marketplace.

     Leverage our affiliation with Sprint PCS. The benefits of our affiliation with Sprint PCS include:

   .  Sprint PCS brand awareness and national marketing programs;

   .  access to established Sprint PCS distribution channels and outlets;

   .  Sprint PCS nationwide coverage;

   . use of Sprint PCS' back office services including customer activation, billing and customer care;

   .  roaming revenue from Sprint PCS customers traveling onto our PCS network;

   . availability of discount prices for network and subscriber equipment under Sprint PCS' vendor contracts; and

   . use of Sprint PCS' national network control center which is responsible for continually monitoring the performance of our PCS network and providing rapid response for systems maintenance needs.

     Execute optimal build-out plan. We are constructing a state-of-the-art, high quality, all digital PCS network. Our radio frequency design has a high density of cell sites. We believe that this cell density, together with the use of digital technology, will allow our system to handle more customers with fewer dropped calls and better clarity than our competitors. By leasing cell sites on facilities shared with one or more other wireless providers, we will be able to build our PCS network quickly. More than 85% of our leases for cell sites will be collocation leases. Our strategy is to provide service to major urban and suburban areas and the interstates and primary roads connecting these areas. We plan to initiate service only in areas where we are capable of providing population coverage comparable to or more extensive than that of our wireless competitors.

     Implement efficient operating structure. We intend to maximize operating efficiency by minimizing staffing and reducing costs through the purchase and use of Sprint PCS' existing back office services. For example, we will purchase billing and customer care from Sprint PCS on a per subscriber basis thereby avoiding the costly and time-consuming tasks of building our own systems. In addition, we will limit marketing costs by using Sprint PCS' national marketing concepts and programs. As the customer base in our territory grows, we may elect to develop internal systems for certain back office functions such as customer activation, billing and customer care, or outsource such functions directly to third party vendors if it is more cost-effective.

     Explore strategic opportunities to expand our territory in the future. Upon the successful build-out of our current territory and subject to the availability of financing, we may strategically expand our territory with a focus on the southeastern United States.

Markets

     Our territory covers almost the entire state of South Carolina including Charleston, Columbia and Greenville-Spartanburg; portions of North Carolina including Asheville, Wilmington and Hickory; and the eastern Georgia cities of Augusta and Savannah. Sprint PCS has launched service in the major southeastern cities of Atlanta, Georgia; Knoxville, Tennessee; Norfolk, Virginia; and Charlotte and Raleigh, North Carolina. We will be the exclusive provider of Sprint PCS products and services in the markets connecting these major cities. The build-out of the network in our territory will bridge existing Sprint PCS markets. We believe connecting existing Sprint PCS markets is important to Sprint PCS' strategy to provide seamless, nationwide PCS service.

  Our contiguous markets with a population of 6.8 million have attractive demographic characteristics.

    . According to the Charleston metropolitan area Chamber of Commerce, South Carolina beaches are a major national tourism destination. Myrtle Beach, Charleston, Savannah and Hilton Head Island have over 27 million visitors annually. In addition, the Outer Banks of North Carolina is a popular vacation spot for Virginia and Washington, D.C. residents.

    . Our territory includes over 2,750 highway miles. Over 36 million vehicle miles are traveled daily on the 1,320 interstate miles of highway.

    . It is estimated that our markets will have a population growth rate 16% higher than that of the United States as a whole over the 5 years ending December 31, 2000.

    . There are at least 27 colleges and universities located in our territory, including the University of South Carolina and Clemson University.

     The following table lists the location and population of each of the markets that comprise our territory under our agreements with Sprint PCS:


    Territory (BTAs)*                  State            Population (1)
Greenville-Spartanburg            South Carolina          853,000
Savannah                          Georgia                 715,000
Charleston                        South Carolina          638,000
Columbia                          South Carolina          628,000
Augusta                           Georgia                 568,000
Asheville-Hendersonville          North Carolina          568,000
Anderson                          South Carolina          329,000
Hickory-Lenoir-Morganton          North Carolina          320,000
Wilmington                        North Carolina          304,000
Florence                          South Carolina          257,000
Greenville-Washington             North Carolina          241,000
Goldsboro-Kinston                 North Carolina          233,000
Rocky Mount-Wilson                North Carolina          213,000
New Bern                          North Carolina          167,000
Myrtle Beach                      South Carolina          157,000
Sumter                            South Carolina          154,000
Jacksonville                      North Carolina          150,000
Orangeburg                        South Carolina          119,000
The Outer Banks(2)                North Carolina           80,000
Roanoke Rapids                    North Carolina           80,000
Greenwood                         South Carolina           73,000
                                                        ---------
  Total                                                 6,847,000
                                                        =========
---------------
*  Basic Trading Areas

(1) Based on estimates compiled by Paul Kagan Associates, Inc. in 1997, except with respect to the Outer Banks.
(2) The Outer Banks territory covered by our agreements with Sprint PCS does not comprise a complete BTA. The population information related to the Outer Banks territory is based on estimates by AirGate.

Network Build-Out Plan

     In November 1999, we began offering roaming coverage along the Interstate 85 corridor in South Carolina, between Atlanta, Georgia and Charlotte, North Carolina. We expect to commence commercial operations in the first quarter of 2000, covering approximately 1.5 million people, or 22% of the population in our territory. By the end of the fourth quarter of 2000, we expect to be capable of providing service to more than 5.0 million residents, or 74% of the population in our territory. Our strategy is to provide service to major urban and suburban areas and to cover interstates and primary roads connecting these areas. We plan to initiate service only in areas where we are capable of providing population coverage comparable to or more extensive than that of our wireless competitors.

     In order to complete our network build-out, we will need to acquire leasehold interests in or purchase and construct approximately 566 cell sites. The table below indicates the expected launch dates and network coverage that we expect will be operational and the population covered by those cell sites through the fourth quarter of 2000.

             Expected
        Commercial Launch                                                           Cumulative                Percentage of
         Date by Quarter                         Covered Residents           Covered Residents as a Total    Market Included
First quarter 2000                  Anderson and Greenville-Spartanburg,               1,535,986                  22%
                                    South Carolina; Asheville and Hickory,
                                    North Carolina

Second and third quarters 2000      Augusta and Savannah, Georgia;                     4,363,458                  63%
                                    Charleston, Columbia, Myrtle Beach, and
                                    Orangeburg, South Carolina; Goldsboro,
                                    Roanoke Rapids, Rocky Mount and
                                    Wilmington, North Carolina

Fourth quarter 2000                 Florence, Greenwood and Sumter, South              5,003,320                  74%
                                    Carolina; Greenville--Washington,
                                    Jacksonville, New Bern, and the Outer
                                    Banks, North Carolina

     This build-out plan exceeds the network build-out requirements under our management agreement with Sprint PCS. We believe that the above schedule is achievable based on our management's prior experience in network build-outs, the proven digital PCS technology we will use to build our PCS network and the established standards of Sprint PCS. As of September 30, 1999, we had signed or negotiated master or generic lease agreements covering over 400 sites in our territory. We expect more than 85% of our cell sites to be collocated on facilities shared with one or more wireless providers. For sites where collocation leases are utilized, zoning, permitting and surveying approvals and licenses have already been secured thereby minimizing our start-up costs and accelerating access to the markets.

     Sprint PCS developed the initial build-out plan for our PCS network. We have based our network build-out on this design and have further enhanced it to better provide coverage for our territory. We have completed the radio frequency design for the entire build-out of our digital PCS network. This process includes cell site design, frequency planning and network optimization for our market. Radio frequency engineering also allocates voice channels and assigns frequencies to cell sites taking into consideration both PCS and microwave interference issues. Under the management agreement, Sprint PCS is responsible for the microwave clearing efforts and costs in our territory. All relevant microwave paths have been cleared by Sprint PCS to allow us to provide service in our territory.

     Lucent and Compass Telecom Services LLC will oversee the deployment of our digital PCS network. Lucent will provide the installation and optimization services for their equipment and Compass will provide project and construction services and employ local construction firms to build the cell sites. We may also hire firms to identify and obtain the required property for our PCS network. These firms will secure all zoning, permitting and surveying approvals and licenses.

Products and Services

     We will offer established Sprint PCS products and services throughout our territory. Our products and services are designed to mirror the service offerings of Sprint PCS and to integrate seamlessly with the Sprint PCS nationwide network. The wireless services that Sprint PCS offers in over 4,000 cities and communities in the United States as of September 30, 1999, provide customers with affordable, reliable 100% digital, 100% PCS services. The Sprint PCS service package we will offer includes the following:

     100% digital wireless mobility. Our primary service is wireless mobility coverage. Our PCS network will be part of the largest 100% digital, 100% PCS network in the nation. We will offer customers in our territory enhanced voice clarity, advanced features, and simple, affordable Sprint PCS Free and Clear pricing plans. These plans include free long distance and wireless airtime minutes for use throughout the Sprint PCS network at no additional charge. Our basic wireless service includes voice mail, caller ID, enhanced call waiting, three-way calling, call forwarding, distinctive ringing and call blocking.

     Nationwide service. Sprint PCS customers in our territory will be able to use Sprint PCS services throughout our contiguous markets and seamlessly throughout the Sprint PCS network. Dual-band/dual-mode handsets allow roaming on wireless networks where Sprint PCS is not available and with which Sprint PCS has roaming agreements.

     Advanced handsets. CDMA handsets weighing approximately eight ounces will offer two days of standby time and approximately four hours of talk time. We will also offer dual-band/dual-mode handsets that allow customers to make and receive calls on both PCS and cellular frequency bands and both digital or analog technology. These handsets allow roaming on cellular networks where Sprint PCS digital service is not available. All handsets will be equipped with preprogrammed features such as speed dial and last number redial, and will be sold under the Sprint and Sprint PCS brand names.

     Extended battery life. CDMA handsets offer significantly extended battery life relative to earlier technologies, providing two days of standby battery life. Handsets operating on a digital system are capable of saving battery life while turned on but not in use, improving efficiency and extending the handset's use.

     Improved voice quality. We believe the Sprint PCS CDMA technology offers significantly improved voice quality, compared to existing analog and TDMA networks, more powerful error correction, less susceptibility to call fading and enhanced interference rejection, all of which result in fewer dropped calls. See "--CDMA Technology" for a discussion of the reasons CDMA technology offers improved voice quality.

     Privacy and security. Sprint PCS provides secure voice transmissions encoded into a digital format to prevent eavesdropping and unauthorized cloning of subscriber identification numbers.

     Easy activation. Customers can purchase a shrink-wrapped Sprint PCS handset off the shelf at a retail location and activate their service by calling customer service, which can program the handset over the air. We believe over-the-air activation will reduce the training requirements for salespersons at the retail locations.

     Customer care. Sprint PCS will provide customer care services to customers in our territory under our services agreement. Sprint PCS offers customer care 24 hours a day, seven days a week. Customers can call the Sprint PCS toll-free customer care number from anywhere on the national Sprint PCS network. All Sprint PCS phones are preprogrammed with a speed dial feature that allows customers to easily reach customer care at any time.

     In addition to these services, we may also offer wireless local loop services in our territory. Wireless local loop is a wireless substitute for the landline-based telephones in homes and businesses. We also believe that new features and services will be developed on the Sprint PCS nationwide network to take advantage of CDMA technology. As a leading wireless provider, Sprint PCS conducts ongoing research and development to produce innovative services that give Sprint PCS a competitive advantage. We intend to offer a portfolio of products and services developed by Sprint PCS to accommodate the growth in, and the unique requirements of, high speed data traffic and demand for video services. We plan to provide, when available, a number of applications for wireless data services including facsimile, Internet access, wireless local area networks and point-of-sale terminal connections.

Marketing Strategy

     Our marketing and sales strategy will use Sprint PCS' proven strategies and developed national distribution channels. We plan to enhance Sprint PCS' proven strategies with strategies tailored to our specific territory.

     Use Sprint PCS' brand equity and marketing. We will feature exclusively and prominently the nationally recognized Sprint and Sprint PCS brand names in our marketing effort. From the customers' point of view, they will use our PCS network and the Sprint PCS national network seamlessly as a unified national network. We will build on Sprint PCS' national distribution channels and advertising programs.

     Pricing. Our use of the Sprint PCS pricing strategy will offer customers in our territory simple, easy-to-understand service plans. Sprint PCS' consumer pricing plans are typically structured with competitive monthly recurring charges, large local calling areas, service features such as voicemail, enhanced caller ID, call waiting and three-way calling, and competitive per-minute rates. Lower per-minute rates relative to analog cellular providers are possible in part because the CDMA system that both we and Sprint PCS employ has greater capacity than current analog cellular systems, enabling us to market high usage customer plans at lower prices. All of Sprint PCS' current national plans:

     .  include minutes in any Sprint PCS market with no roaming charges;

     . are feature-rich and generally require no annual contracts or hidden charges;

     . offer a wide selection of phones to meet the needs of consumers and businesses;

     .  provide a limited-time money back guarantee on Sprint PCS phones; and

     .  provide the first incoming minute free.

     In addition, Sprint PCS' national Free and Clear plans, which offer simple, affordable plans for every consumer and business customer, include free long distance calling from anywhere on its nationwide network.

     Local focus. Our local focus will enable us to supplement Sprint PCS' marketing strategies with our own strategies tailored to each of our specific markets. This will include attracting local businesses to enhance our distribution and drawing on our management team's experience in the southeastern United States. We will use local radio, television and newspaper advertising to sell our products and services in each of our markets. We intend to establish a large local sales force to execute our marketing strategy through 12 company-owned Sprint PCS stores and to employ a direct sales force targeted to business sales. In addition, Sprint PCS' existing agreements with national retailers provide us with access to over 250 retail locations in our territory. We expect that Sprint-owned local exchange carriers will provide local telephone service to approximately 30% of the population in our territory by the end of the year 2000 which will provide us with an additional distribution channel through which we can market to an established base of Sprint customers. Many of these local exchange carriers have store fronts for Sprint customers to pay their bills, which we can use to sell Sprint PCS products and services.

     Advertising and promotions. Sprint PCS uses national as well as regional television, radio, print, outdoor and other advertising campaigns to promote its products. We benefit from this national advertising in our territory at no additional cost to us. Sprint PCS also runs numerous promotional campaigns which provide customers with benefits such as additional features at the same rate or free minutes of use for limited time periods. We are able to purchase promotional materials related to these programs from Sprint PCS at their cost.

     Sponsorships. Sprint PCS is a sponsor of numerous selective, broad-based national, regional and local events. These sponsorships provide Sprint PCS with brand name and product recognition in high profile events, provide a forum for sales and promotional events and enhance our promotional efforts in our territory.

     Bundling of services. We intend to take advantage of the complete array of communications services offered by bundling Sprint PCS services with other Sprint products, such as long distance and Internet access.

Sales and Distribution

     Our sales and distribution plan mirrors Sprint PCS' proven multiple channel sales and distribution plan. Key elements of our sales and distribution plan consist of the following:

     Sprint store within a RadioShack store. Sprint has an exclusive arrangement with RadioShack to install a "store within a store," making Sprint PCS the exclusive brand of PCS sold through RadioShack stores. RadioShack has 175 stores in our territory.

     Other national third party retail stores. In addition to RadioShack, we will benefit from the distribution agreements established by Sprint PCS with other national retailers which currently include Best Buy, Circuit City, Office Depot, The Good Guys, Dillards, The Sharper Image, Montgomery Ward, OfficeMax, Ritz Camera and certain May Company department stores. These retailers provide an additional 75 retail stores in our territory.

     Sprint PCS stores. We intend to own and operate 12 Sprint PCS stores. These stores will be located in major metropolitan markets within our territory, providing us with the strong local presence and a high degree of visibility. We will train our sales representatives to be informed and persuasive advocates for Sprint PCS' services. Following the Sprint PCS model, these stores will be designed to facilitate retail sales, bill collection and customer service.

     National accounts and direct selling. We will participate in Sprint PCS' national accounts program. Sprint PCS has a national accounts team which focuses on the corporate headquarters of Fortune 500 companies. Once a representative reaches an agreement with the corporate headquarters, we service the offices of that corporation located in our territory. Our direct sales force will target the employees of these corporations in our territory and cultivate other local business clients.

     Inbound telemarketing. Sprint PCS will provide inbound telemarketing sales when customers call from our territory. As the exclusive provider of Sprint PCS products and services in our market, we will use the national Sprint 1-800-480-4PCS number campaigns that generate call-in leads. These leads are then handled by Sprint PCS' inbound telemarketing group.

     Electronic commerce. Sprint PCS launched an Internet site in December 1998 which contains information on Sprint PCS products and services. A visitor to Sprint PCS' Internet site can order and pay for a handset and select a rate plan. Customers visiting the site can review the status of their account, including the number of minutes used in the current billing cycle. Customers in our territory who purchase products and services over the Sprint PCS Internet site will be customers of our PCS network.

CDMA Technology

     Sprint PCS' nationwide network and its affiliates' networks all use digital CDMA technology. CDMA technology is fundamental to accomplishing our business objective of providing high volume, high quality airtime at a low cost. We believe that CDMA provides important system performance benefits.

     Voice quality. CDMA systems offer more powerful error correction, less susceptibility to fading and reduced interference than analog systems. Using enhanced voice coding techniques, CDMA systems achieve voice quality that is comparable to that of the typical wireline telephone. This CDMA vocoder technology also employs adaptive equalization which filters out annoying background noise more effectively than existing wireline, analog cellular or other digital PCS phones.

     Greater capacity. CDMA technology allows a greater number of calls within one allocated frequency and reuses the entire frequency spectrum in each cell. CDMA systems are expected to provide capacity gains of up to seven times over the current analog system and up to three times greater than TDMA and GSM systems. We believe that, by the end of 1999, a new voice coding technology will be available for CDMA networks which is expected to increase the capacity of the system by approximately 40%. This new voice coding standard, referred to as Enhanced Variable Rate Coding, or EVRC, will allow the network to support additional capacity while maintaining the high level of voice quality associated with digital networks. We will utilize the EVRC technology throughout our PCS network to gain the capacity increases. Additional capacity improvements are expected for CDMA networks over the next two years as new third generation standards are approved and implemented that will allow for high-speed data and an even greater increase in the voice traffic capacity.

     CDMA technology is designed to provide flexible or "soft" capacity that permits a system operator to temporarily increase the number of telephone calls that can be handled within a cell. When capacity limitations in analog, TDMA and GSM systems are reached, additional callers in a given cell must be given a busy signal. Using CDMA technology, the system operator can allow a small degradation in voice quality to provide temporary increases in capacity. This reduces blocked calls and increase the probability of a successful cell-to-cell hand-off.

     Soft hand-off. CDMA systems transfer calls throughout the network using a technique referred to as a soft hand-off, which connects a mobile customer's call with a new cell site while maintaining a connection with the cell site currently in use. CDMA networks monitor the quality of the transmission received by both cell sites simultaneously to select a better transmission path and to ensure that the network does not disconnect the call in one cell until it is clearly established in a new one. As a result, fewer calls are dropped compared to analog, TDMA and GSM networks which use a "hard hand-off" and disconnect the call from the current cell site as it connects with a new one.

     Integrated services. CDMA systems permit us to offer advanced features, including voice mail, caller ID, enhanced call waiting, three-way calling, call forwarding and paging and text-messaging. These advanced features may also be offered by companies utilizing competing technologies.

     Privacy and security. One of the benefits of CDMA technology is that it combines a constantly changing coding scheme with a low power signal to enhance security and privacy. Vendors are currently developing additional encryption capabilities which will further enhance overall network security.

     Simplified frequency planning. Frequency planning is the process used to analyze and test alternative patterns of frequency use within a wireless network to minimize interference and maximize capacity. Currently, cellular service providers spend considerable money and time on frequency planning. Because TDMA and GSM based systems have frequency reuse constraints similar to present analog systems, frequency reuse planning for TDMA and GSM based systems is expected to be comparable to planning for the current analog systems. With CDMA technology, however, the same subset of allocated frequencies can be reused in every cell, substantially reducing the need for costly frequency reuse patterning and constant frequency plan management.

     Longer battery life. Due to their greater efficiency in power consumption, CDMA handsets will provide two days of standby time and approximately four hours of talk time availability. This generally exceeds the battery life of handsets using alternative digital or analog technologies.

     Benefits of other technologies. While CDMA has the inherent benefits discussed above, TDMA networks are generally less expensive when overlaying existing analog systems since the TDMA spectrum usage is more compatible with analog spectrum planning. In addition, the GSM technology standard, unlike CDMA, supports a more robust interoperability standard which allows multi-vendor equipment to be used in the same network. This, along with the fact that the GSM technology is currently more widely deployed throughout the world than CDMA, provides economies of scale for handset and equipment purchases. A standards process is also underway which will allow wireless handsets to support analog, TDMA and GSM technologies in a single unit. Currently, there are no plans to have CDMA handsets that support either the TDMA or GSM technologies.

Competition

     We will compete in our territory with the incumbent cellular providers and new PCS providers. The cellular providers in our territory serve different geographic segments of our territory with no cellular carrier providing complete coverage throughout our territory. Of the PCS providers, only two will provide service comparable to ours in our territory. These are BellSouth Mobility DCS and Triton PCS. BellSouth Mobility DCS has deployed a PCS network that uses GSM technology. This competitor is dependent on its roaming agreements with other wireless carriers to provide service beyond its licensed areas. Triton PCS is deploying a PCS network that uses TDMA technology. Triton PCS markets its PCS services under the SunCom name and as a member of the AT&T wireless network. In addition, we compete with wireless providers using ESMR technology such as Nextel and Southern LINC, a subsidiary of The Southern Company. Our ability to compete effectively with these other providers will depend on a number of factors, including the continued success of CDMA technology in providing better call quality and clarity as compared to analog and digital cellular systems, our competitive pricing with various options suiting individual customer's calling needs, and the continued expansion and improvement of the Sprint PCS nationwide network, customer care system, and handset options.

     Most of our competitors are current cellular providers and joint ventures of current and potential wireless communications service providers, many of which have financial resources and customer bases greater than ours. Many of our competitors have access to more licensed spectrum than the 10 MHz licensed to Sprint PCS in our territory. Cellular service providers have licenses covering 25 MHz of spectrum, and two competing PCS providers have licenses to use 30 MHz in our territory. Some of our competitors also have established infrastructures, marketing programs, and brand names. In addition, certain competitors may be able to offer coverage in areas not served by our PCS network, or, because of their calling volumes or their affiliations with, or ownership of, wireless providers, may be able to offer roaming rates that are lower than those we offer. PCS operators will likely compete with us in providing some or all of the services available through the Sprint PCS network and may provide services that we do not. Additionally, we expect that existing cellular providers, some of whom have been operational for a number of years and have significantly greater financial and technical resources and customer bases than us, will continue to upgrade their systems to provide digital wireless communication services competitive with Sprint PCS.

     We also face competition from "resellers" which provide wireless service to customers but do not hold FCC licenses or own facilities. Instead, the reseller buys blocks of wireless telephone numbers and capacity from a licensed carrier and resells service through its own distribution network to the public. Thus, a reseller is both a customer of a wireless licensee's services and also a competitor of that and other licensees. The FCC requires all cellular and PCS licensees to permit resale of carrier service to a reseller.

     In addition, we will compete with paging, dispatch and conventional mobile telephone companies in our markets. Potential users of PCS systems may find their communications needs satisfied by other current and developing technologies. One or two-way paging or beeper services that feature voice messaging and data display as well as tone-only service may be adequate for potential customers who do not need to speak to the caller.

     In the future, we expect to face increased competition from entities providing similar services using other communications technologies, including satellite-based telecommunications and wireless cable systems. While some of these technologies and services are currently operational, others are being developed or may be developed in the future.

     Over the past several years the FCC has auctioned and will continue to auction large amounts of wireless spectrum that could be used to compete with PCS. Based upon increased competition, we anticipate that market prices for two-way wireless services generally will decline in the future. We will compete to attract and retain customers principally on the basis of services and features, the size and location of our service areas, network coverage and reliability, customer care and pricing. Our ability to compete successfully will also depend, in part, on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors.

Intellectual Property

     The Sprint diamond design logo is a service mark registered with the United States Patent and Trademark Office. The service mark is owned by Sprint. We expect, pursuant to the trademark and service mark license agreements, to use, royalty-free, the Sprint and Sprint PCS brand names and the Sprint diamond design logo and certain other service marks of Sprint in connection with marketing, offering and providing licensed services to end-users and resellers, solely within our territory.

     Except in certain instances, Sprint PCS has agreed not to grant to any other person a right or license to provide or resell, or act as agent for any person offering, licensed services under the licensed marks. In all other instances, Sprint PCS reserves for itself and its affiliates the right to use the licensed marks in providing its services, subject to its exclusivity obligations described above, whether within or without our territory.

     The trademark license agreements contain numerous restrictions with respect to the use and modification of any of the licensed marks. See "The Sprint PCS Agreements--The Trademark and Service Mark License Agreements."

Employees

     As of December 2, 1999, we employed 81 full-time employees. None of our employees are represented by a labor union. We believe that our relations with our employees are good.

Properties

     Our principal executive offices consist of a 10,052 square foot leased office space located at Harris Tower, 233 Peachtree Street, N.E., Suite 1700, Atlanta, Georgia 30303. We also lease a 40,000 square foot office located at Pelham 85 Business Center, Greenville, South Carolina, and lease a 24,000 square foot office located at 411 Huger Street, Columbia, South Carolina. We believe our properties are in good operating condition and are currently suitable and adequate for our business operations.

Legal Proceedings

     We are not aware of any pending legal proceedings against us which, individually or in the aggregate, if adversely determined, would have a material adverse effect on our financial condition or results of operations.

                           THE SPRINT PCS AGREEMENTS

     The following is a summary of the material terms and provisions of the Sprint PCS agreements and the consent and agreement modifying the Sprint PCS management agreement. The Sprint PCS agreements and a consent and agreement are exhibits to the registration statement of which this prospectus is a part. We urge you to carefully review the Sprint PCS agreements and the consent and agreement.

Overview of Sprint PCS Relationship and Agreements

     Under long-term agreements with Sprint PCS, we will exclusively market PCS services under the Sprint and Sprint PCS brand names in our territory. The agreements with Sprint PCS require us to interface with the Sprint PCS wireless network by building our PCS network to operate on the 10 MHz of PCS frequencies licensed to Sprint PCS in the 1900 MHz range. The Sprint PCS agreements also give us access to Sprint PCS' equipment discounts, roaming revenue from Sprint PCS customers traveling into our territory, and various other back office services. Our relationship and agreements with Sprint PCS provide strategic advantages, including avoiding the need to fund up-front spectrum acquisition costs and the costs of establishing billing and other customer services infrastructure. The management agreement has an initial term of 20 years with three 10-year renewals which will lengthen the contract to a total term of 50 years. The agreements will automatically renew for the first 10-year renewal period unless we are in material default on our obligations under the agreements. The agreements will automatically renew for two additional 10-year terms unless we or Sprint PCS provide the other with two years' prior written notice to terminate the agreements.

     We have four major agreements with Sprint and Sprint PCS (collectively the "Sprint PCS Agreements"):

 .  the management agreement;

 .  the services agreement;

 .  the trademark and service mark license agreement with Sprint; and

 .  the trademark and service mark license agreement with Sprint PCS.

     In addition, Sprint PCS has entered into a consent and agreement that modifies our management agreement for the benefit of Lucent and the holders of any refinancing of the Lucent financing.

The Management Agreement

     Under our management agreement with Sprint PCS, we have agreed to:

 . construct and manage a network in our territory in compliance with Sprint PCS' PCS licenses and the terms of the management agreement;

 . distribute during the term of the management agreement, Sprint PCS products and services;

 .  use Sprint PCS' and our own distribution channels in our territory;

 .  conduct advertising and promotion activities in our territory; and

 . manage that portion of Sprint PCS' customer base assigned to our territory.

     Sprint PCS will supervise our PCS network operations and has the right to unconditional access to our PCS network.

     Exclusivity. We are designated as the only person or entity that can manage or operate a PCS network for Sprint PCS in our territory. Sprint PCS is prohibited from owning, operating, building or managing another wireless mobility communications network in our territory while our management agreement is in place and no event has occurred that would permit the agreement to terminate. Sprint PCS is permitted under our agreement to make national sales to companies in our territory and, as required by the FCC, to permit resale of the Sprint PCS products and services in our territory. If Sprint PCS decides to expand the geographic size of our build-out, Sprint PCS must provide us with written notice of the proposed expansion. We have 90 days to determine whether we will build out the proposed area. If we do not exercise this right, Sprint PCS can build out the territory or permit another third party to do so.

     Network build-out. The management agreement specifies the terms of the Sprint PCS affiliation, including the required network build-out plan. We have agreed to cover a specified percentage of the population at coverage levels ranging from 39% to 86% within each of the 21 markets which make up our territory by specified dates beginning by March 31, 2000 and ending on December 31, 2000. The aggregate coverage will result in network coverage of approximately 65% of the population in our territory of 6.8 million by December 31, 2000. We have agreed to operate our PCS network, if technically feasible and commercially reasonable, to provide for a seamless handoff of a call initiated in our territory to a neighboring Sprint PCS network.

     Products and services. The management agreement identifies the products and services that we can offer in our territory. These services include, but are not limited to, Sprint PCS consumer and business products and services available as of the date of the agreement, or as modified by Sprint PCS. We are allowed to sell wireless products and services that are not Sprint PCS products and services if those additional products and services do not cause distribution channel conflicts or, in Sprint PCS' sole determination, consumer confusion with Sprint PCS' products and services. We may cross-sell services such as Internet access, handsets, and prepaid phone cards with Sprint, Sprint PCS and other Sprint PCS affiliates. If we decide to use third parties to provide these services, we must give Sprint PCS an opportunity to provide the services on the same terms and conditions. We cannot offer wireless local loop services specifically designed for the competitive local exchange market in areas where Sprint owns the local exchange carrier unless we name the Sprint-owned local exchange carrier as the exclusive distributor or Sprint PCS approves the terms and conditions.

     We will participate in the Sprint PCS sales programs for national sales to customers, and will pay the expenses and receive the compensation from national accounts located in our territory. We must use Sprint's long distance service which we can buy at the best prices offered to comparably situated Sprint customers.

     Service pricing, roaming and fees. We must offer Sprint PCS subscriber pricing plans designated for regional or national offerings, including Sprint PCS' Free and Clear plans. We are permitted to establish our own local price plans for Sprint PCS' products and services only offered in our territory, subject to Sprint PCS' approval. Sprint PCS will retain 8% of collected revenues received by Sprint PCS for Sprint PCS products and services from customers in our territory. This amount excludes roaming revenues, sales of handsets and accessories, proceeds from sales not in the ordinary course of business and amounts collected with respect to taxes. Except in the case of taxes, we will retain 100% of these revenues. Although many Sprint PCS subscribers will purchase a bundled pricing plan that allows roaming anywhere on the Sprint PCS and affiliates' network without incremental roaming charges, we will earn roaming revenues from every minute that a "foreign" subscriber's call is carried on our PCS network. We will earn revenues from Sprint PCS based on an established per minute rate for Sprint PCS' or its affiliates' subscribers roaming in our territory. Similarly, we will pay for every minute our own subscribers use the Sprint PCS nationwide network outside our territory. The analog roaming rate onto a non-Sprint PCS provider's network is set under Sprint PCS' third party roaming agreements.

     Advertising and promotions. Sprint PCS is responsible for all national advertising and promotion of the Sprint PCS products and services. We are responsible for advertising and promotion in our territory. Sprint PCS' service area includes the urban markets around our territory. Sprint PCS will pay for advertising in these markets. Given the proximity of those markets to ours, we expect considerable spill-over from Sprint PCS' advertising in surrounding urban markets.

     Program requirements. We will comply with Sprint PCS' program requirements for technical standards, customer service standards, national and regional distribution and national accounts programs. Sprint PCS can adjust the program requirements from time to time. We have the right to appeal to Sprint PCS' management adjustments which could cause an unreasonable increase in cost to us if the adjustment: (1) causes us to incur a cost exceeding 5% of the sum of our equity plus our outstanding long term debt, or (2) causes our operating expenses to increase by more than 10% on a net present value basis. If Sprint PCS denies our appeal, then we have 10 days after the denial to submit the matter to arbitration. If we do not submit the matter to arbitration within the 10-day period or comply with the program adjustment, Sprint PCS has the termination rights described below.

     Non-competition. We may not offer Sprint PCS products and services outside our territory without the prior written approval of Sprint PCS. Within our territory we may offer, market or promote telecommunications products and services only under the Sprint PCS brands, our own brand, brands of related parties of ours or other products and services approved under the management agreement, except that no brand of a significant competitor of Sprint PCS or its related parties may be used for those products and services. To the extent we have or obtain licenses to provide PCS services outside our territory, we may not use the spectrum to offer Sprint PCS products and services without prior written consent from Sprint PCS.

     Inability to use non-Sprint PCS brand. We may not market, promote, advertise, distribute, lease or sell any of the Sprint PCS products and services on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint PCS brand, except for sales to resellers or as otherwise permitted under the trademark and service mark license agreements.

     Rights of first refusal. Sprint PCS has certain rights of first refusal to buy our assets upon a proposed sale of all or substantially all of our assets.

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

     Termination of management agreement. The management agreement can be terminated as a result of:

 .  termination of Sprint PCS' PCS licenses;

 .  an uncured breach under the management agreement;

 .  bankruptcy of a party to the management agreement;

 . the management agreement not complying with any applicable law in any material respect;

 . the termination of either of the trademark and service mark license agreements; or

 . the unauthorized transfer or assignment of ownership interest by certain individuals identified in the management agreement for a period of five years from the date of the management agreement, if we do not initiate immediate legal action to prevent the transfer.

     The termination or non-renewal of the management agreement triggers certain of our rights and those of Sprint PCS. The right of either party to require the other to purchase or sell the operating assets, as discussed below, may not be exercised, except in limited circumstances in the case of Sprint PCS, until July 22, 2000.

     If we have the right to terminate the management agreement because of an event of termination caused by Sprint PCS, generally we may:

 . require Sprint PCS to purchase all of our operating assets used in connection with our PCS network for an amount equal to at least 80% of our Entire Business Value as defined below;

 . if Sprint PCS is the licensee for 20 MHz or more of the spectrum on the date we terminate the management agreement, require Sprint PCS to assign to us, subject to governmental approval, up to 10MHz of licensed spectrum for an amount equal to the greater of (1) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS or (2) 9% of our Entire Business Value; or

 . sue Sprint PCS for damages or submit the matter to arbitration and thereby not terminate the management agreement.

     If Sprint PCS has the right to terminate the management agreement because of an event of termination caused by us, generally Sprint PCS may:

 . require us to sell our operating assets to Sprint PCS for an amount equal to 72% of our Entire Business Value;

 . require us to purchase, subject to governmental approval, the licensed spectrum for an amount equal to the greater of (1) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint or (2) 10% of our Entire Business Value;

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

 . take any action as Sprint PCS deems necessary to cure our breach of the management agreement, including assuming responsibility for, and operating, our PCS network; or

 . sue us for damages or submit the matter to arbitration and thereby not terminate the management agreement.

     Non-renewal. If Sprint PCS gives us timely notice that it does not intend to renew the management agreement, we may:

 . require Sprint PCS to purchase all of our operating assets used in connection with our PCS network for an amount equal to 80% of our Entire Business Value; or

 . if Sprint PCS is the licensee for 20MHz or more of the spectrum on the date we terminate the management agreement, require Sprint PCS to assign to us, subject to governmental approval, up to 10MHz of licensed spectrum for an amount equal to the greater of (1) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS or (2) 10% of our Entire Business Value.

     If we give Sprint PCS timely notice of non-renewal, or we both give notice of non-renewal, or the management agreement can be terminated for failure to comply with legal requirements or regulatory considerations, Sprint PCS may:

 . purchase all of our operating assets for an amount equal to 80% of our Entire Business Value; or

 . require us to purchase, subject to governmental approval, the licensed spectrum for an amount equal to the greater of (1) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS or (2) 10% of our Entire Business Value.

     Determination of Entire Business Value. If the Entire Business Value is to be determined, we and Sprint PCS will each select one independent appraiser and the two appraisers will select a third appraiser. The three appraisers will determine the Entire Business Value on a going concern basis using the following guidelines:

 . the Entire Business Value is based on the price a willing buyer would pay a willing seller for the entire on-going business;

 . then-current customary means of valuing a wireless telecommunications business will be used;

 . the business is conducted under the Sprint and Sprint PCS brands and the Sprint PCS agreements;

 . that we own the spectrum and frequencies presently owned by Sprint PCS and subject to the Sprint PCS Agreements; and

 . the valuation will not include any value for businesses not directly related to the Sprint PCS products and services, and such businesses will not be included in the sale.

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

     The rights and remedies of Sprint PCS outlined in the management agreement resulting from an event of termination of the management agreement have been materially amended by the consent and agreement as discussed below. However, at such time that there is no outstanding debt covered under the consent and agreement, such amendments to the rights and remedies of Sprint PCS reflected in the consent and agreement will not be in effect.

     Insurance. We are required to obtain and maintain with financially reputable insurers who are licensed to do business in all jurisdictions where any work is performed under the management agreement and who are reasonably acceptable to Sprint PCS, workers' compensation insurance, commercial general liability insurance, business automobile insurance, umbrella excess liability insurance and "all risk" property insurance.

     Indemnification. We have agreed to indemnify Sprint PCS and its directors, employees and agents and related parties of Sprint PCS and their directors, employees and agents against any and all claims against any of the foregoing arising from our violation of any law, a breach by us of any representation, warranty or covenant contained in the management agreement or any other agreement between us and Sprint PCS, our ownership of the operating assets or the actions or the failure to act of anyone employed or hired by us in the performance of any work under this agreement, except we will not indemnify Sprint PCS for any claims arising solely from the negligence or willful misconduct of Sprint PCS. Sprint PCS has agreed to indemnify us and our directors, employees and agents against all claims against any of the foregoing arising from Sprint PCS' violation of any law and from Sprint PCS' breach of any representation, warranty or covenant contained in this agreement or any other agreement between Sprint PCS and us, except Sprint PCS will not indemnify us for any claims arising solely from our negligence or willful misconduct.

The Services Agreement

     The services agreement outlines various back office services provided by Sprint PCS and available to us at established rates. Sprint PCS can change any or all of the service rates one time in each 12 month period. Some of the available services include: billing, customer care, activation, credit checks, handset logistics, home locator record, voice mail, prepaid services, directory assistance, operator services, roaming fees, roaming clearinghouse fees, interconnect fees and inter-service area fees. Sprint PCS offers three packages of available services. Each package identifies which services must be purchased from Sprint PCS and which may be purchased from a vendor or provided in-house. Essentially, services such as billing, activation and customer care must all be purchased from Sprint PCS or none may be purchased from Sprint PCS. We have chosen to initially buy these services from Sprint PCS but may develop an independent capability with respect to these services over time. Sprint PCS may contract with third parties to provide expertise and services identical or similar to those to be made available or provided to us. We have agreed not to use the services received under the services agreement in connection with any other business or outside our territory. We may discontinue use of any service upon three months' prior written notice. Sprint PCS has agreed that the services presently offered will be available until at least December 31, 2001. Sprint PCS may discontinue a service after December 31, 2001 provided that Sprint PCS provides us with nine months' prior notice.

     We have agreed with Sprint PCS to indemnify each other as well as officers, directors, employees and certain other related parties and their officers, directors and employees for violations of law or the services agreement except for any liabilities resulting from the indemnitee's negligence or willful misconduct. The services agreement also provides that no party to the agreement will be liable to

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

the other party for special, indirect, incidental, exemplary, consequential or punitive damages, or loss of profits arising from the relationship of the parties or the conduct of business under, or breach of, the services agreement except as may otherwise be required by the indemnification provisions. The services agreement automatically terminates upon termination of the management agreement and neither party may terminate the services agreement for any reason other than the termination of the management agreement.

The Trademark and Service Mark License Agreements

     We have non-transferable, royalty-free licenses to use the Sprint and Sprint PCS brand names and "diamond" symbol, and several other U.S. trademarks and service marks such as "The Clear Alternative to Cellular" and "Clear
Across the Nation" on Sprint PCS products and services. We believe that the Sprint and Sprint PCS brand names and symbols enjoy a very high degree of awareness, providing us an immediate benefit in the market place. Our use of the licensed marks is subject to our adherence to quality standards determined by Sprint and Sprint PCS and use of the licensed marks in a manner which would not reflect adversely on the image of quality symbolized by the licensed marks. We have agreed to promptly notify Sprint and Sprint PCS of any infringement of any of the licensed marks within our territory of which we become aware and to provide assistance to Sprint and Sprint PCS in connection with Sprint's and Sprint PCS' enforcement of their respective rights. We have agreed with Sprint and Sprint PCS to indemnify each other for losses incurred in connection with a material breach of the trademark license agreements. In addition, we have agreed to indemnify Sprint and Sprint PCS from any loss suffered by reason of our use of the licensed marks or marketing, promotion, advertisement, distribution, lease or sale of any Sprint or Sprint PCS products and services other than losses arising solely out of our use of the licensed marks in compliance with certain guidelines.

     Sprint and Sprint PCS can terminate the trademark and service mark license agreements if we file for bankruptcy, materially breach the agreement or our management agreement is terminated. We can terminate the trademark and service mark license agreements upon Sprint's or Sprint PCS' abandonment of the licensed marks or if Sprint or Sprint PCS files for bankruptcy, or the management agreement is terminated.

Consent and Agreement for the Benefit of the Lucent Financing

     Sprint PCS has entered into a consent and agreement with Lucent, which we have acknowledged, that modifies Sprint PCS' rights and remedies under our management agreement for the benefit of Lucent and any refinancing of the Lucent financing (the "Lucent Consent").

     The Lucent Consent generally provides, among other things, the following:

   . Sprint PCS' consent to the pledge of our subsidiary stock and grant of a security interest in all our assets including the Sprint PCS Agreements;

   . that the Sprint PCS Agreements may not be terminated by Sprint PCS until the financing from Lucent is satisfied in full pursuant to the terms of the Lucent Consent, unless our stock or assets are sold to a purchaser who does not continue to operate the business as a Sprint PCS network, which sale requires the approval of the Administrative Agent;

   . a prohibition on competing Sprint PCS networks in our territory;

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

   . for Sprint PCS to maintain 10 MHz of PCS spectrum in all our markets;

   . for redirection of payments from Sprint PCS to the Administrative Agent under specified circumstances;

   . for Sprint PCS and the Administrative Agent to provide to each other notices of default;

   . the ability to appoint an interim replacement, including Sprint PCS, to operate our PCS network under the Sprint PCS Agreements after an acceleration of our financing from Lucent or an event of termination under the Sprint PCS Agreements;

   . the ability of the Administrative Agent or Sprint PCS to assign the Sprint
     PCS Agreements and sell our assets to a qualified purchaser other than a major competitor of Sprint PCS or Sprint;

   . the ability to purchase spectrum from Sprint PCS and sell our assets to any qualified purchaser; and

   . the ability of Sprint PCS to purchase our assets or our debt.

     Consent to security interest and pledge of stock. Sprint PCS has consented to the grant of the following:

   . a first priority security interest in all our assets including the Sprint
     PCS Agreements;

   . a lien upon all of our assets and property including our rights under the Sprint PCS Agreements; and

   . a first priority security interest in the capital stock and equity interests of our subsidiary and future subsidiaries.

     Sprint PCS has agreed to acknowledge the grant of these security interests and to waive its right to challenge or contest the validity of the interests.

     Agreement not to terminate Sprint PCS Agreements until the obligations under the Lucent financing are repaid. Sprint PCS has agreed not to exercise its rights or remedies under the Sprint PCS Agreements, except its right to cure some defaults, including its right to terminate the Sprint PCS Agreements and withhold payments, other than rights of setoff, until the Lucent financing is satisfied in full pursuant to the terms of the Lucent Consent. Sprint PCS has agreed that until the Lucent financing is satisfied in full pursuant to the terms of the Lucent Consent, the failure of a party related to us to pay any amount under any agreement with Sprint PCS, other than the Sprint PCS Agreements, or its related parties will not constitute a breach of the Sprint PCS Agreements.

     No competition until obligations under the Lucent financing are repaid. Sprint PCS has agreed that it will not permit any person other than AirGate or a successor manager to be a manager or operator for Sprint PCS in our territory until the Lucent financing is satisfied in full pursuant to the terms of the Lucent Consent. Consistent with our management agreement, while the Lucent financing is outstanding, Sprint PCS can sell PCS services through its national accounts, permit resellers and build new

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geographical areas within our territory for which we have chosen not to exercise our rights of first refusal. Similarly, Sprint PCS has agreed that it will not own, operate, build or manage another wireless mobility communications network in our territory unless it is permitted under the management agreement or the management agreement is terminated in accordance with the Lucent Consent, and, in each case, our senior debt is satisfied in full pursuant to the terms of the Lucent Consent.

     Maintain 10 MHz of spectrum. Sprint PCS has agreed to own at least 10 MHz of PCS spectrum in our territory until the first of the following events occurs:

   . the obligations under the Lucent financing are satisfied in full pursuant to the terms of the Lucent Consent;

   . the sale of spectrum is completed under the Lucent Consent, as discussed below;

   . the sale of operating assets is completed under the Lucent Consent, as discussed below; or

   . the termination of our management agreement.

     Restrictions on assignment and change of control do not apply to lenders and the Administrative Agent. Sprint PCS has agreed not to apply the restrictions on assignment of the Sprint PCS Agreements and changes in control of our ownership to the lenders of the Lucent financing or the Administrative Agent. The assignment and change of control provisions in the Sprint PCS Agreements will apply if the assignment or change of control is to someone other than the Administrative Agent or a lender of the Lucent financing, or is not permitted under the Lucent Consent.

     Redirection of payments from Sprint PCS to the Administrative Agent.
Sprint PCS has agreed to make all payments due from Sprint PCS to us under the Sprint PCS Agreements directly to the Administrative Agent if the Administrative Agent provides Sprint PCS with notice that an event of default has occurred and is continuing under the Lucent financing. Payments to the Administrative Agent would cease upon the cure of the event of default.

     Notice of defaults. Sprint PCS has agreed to provide to the Administrative Agent a copy of any written notice it sends us regarding an event of termination or an event that if not cured, or if notice is provided, would be an event of termination under the Sprint PCS Agreements. Sprint PCS also has acknowledged that notice of an event of termination under the Sprint PCS Agreements constitutes an event of default under the Lucent financing. The Administrative Agent is, or will be, required to provide Sprint PCS a copy of any written notice sent to us regarding an event of default or default under the Lucent financing instruments.

     Right to cure. Sprint PCS and the Administrative Agent have the right, but not the obligation, to cure a default under the Sprint PCS Agreements. During the first six months as interim manager Sprint PCS' right to reimbursement of any expenses incurred in connection with the cure are subordinated to the satisfaction in full, pursuant to the terms of the Lucent Consent of the obligations under the Lucent financing.

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

     Modification of termination rights. The Lucent Consent modifies the rights and remedies under the management agreement provided in an event of termination and grants the provider of the Lucent financing certain rights in the event of a default under the instruments governing the senior debt. The rights and remedies of Lucent vary based on whether we have:

   . defaulted under our debt obligations but no event of termination has occurred under the management agreement; or

   . breached the management agreement.

The Lucent Consent generally permits the appointment of a person to run our business under the Sprint PCS Agreements on an interim basis and establishes a process for sale of the business. The person designated to operate our business on an interim basis is permitted to collect a reasonable management fee. If Sprint PCS or a related party is the interim operator, the amount of the fee shall not exceed the amount of direct expenses of its employees to operate the business plus out-of-pocket expenses. Sprint PCS shall collect its fee by setoff against the amounts owed to us under the Sprint PCS Agreements with them. In the event of an acceleration of obligations under the Lucent financing and for up to two years thereafter, Sprint PCS shall retain only one-half of the 8% of collected revenues that it would otherwise be entitled to retain. Sprint PCS may retain the full 8% after the second anniversary of the date of acceleration if Sprint PCS has not been appointed to run our business on an interim basis or earlier if our business is sold to a third party. We or the Administrative Agent, as the case may be, shall be entitled to receive the remaining one-half of the collected revenues that Sprint PCS would otherwise have retained. The amount advanced to us or the Administrative Agent shall be evidenced by an interest-bearing promissory note. The promissory note shall mature on the earlier of (1) the date a successor manager is qualified and assumes our rights and obligations under the Sprint PCS Agreements or (2) the date on which our operating assets or equity are purchased by a third party.

     Default under the Lucent financing without a management agreement breach. If we default on our obligations under the Lucent financing and there is no default under our management agreement with Sprint PCS, Sprint PCS has agreed to permit the Administrative Agent to elect to take any of the following actions:

   . allow us to continue to operate the business under the Sprint PCS
     Agreements;

   . appoint Sprint PCS to operate the business on an interim basis; or

   . appoint a person other than Sprint PCS to operate the business on an interim basis.

     Appointment of Sprint PCS or third party designee by Administrative Agent to operate business. If the Administrative Agent appoints Sprint PCS to operate the business, Sprint PCS must accept the appointment within 14 days or designate to operate the business another person who also is an affiliate of Sprint PCS or is acceptable to the Administrative Agent. Sprint PCS or its designated person must agree to operate the business for up to six months. At the end of the six months, the period may be extended by the Administrative Agent for an additional six months or an additional 12 months if the aggregate population served by all of Sprint PCS' affiliates is less than 40 million. If the term is extended beyond the initial six month period, the Administrative Agent will be required to reimburse Sprint PCS or its designated person for amounts previously expended and to be incurred as interim manager to cure a default up to an aggregate amount that is equal to 5% of the sum of our stockholders' equity value plus

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

the outstanding amount of our long term debt. Sprint PCS or its designated person is not required to incur expenses beyond this 5% limit. At the end of the initial six-month interim term, the Administrative Agent has the right to appoint a successor to AirGate subject to the requirements set forth below.

     Appointment of third party by Administrative Agent to operate business. If the Administrative Agent appoints a person other than Sprint PCS to operate the business on an interim basis the third party must:

   . agree to serve for six months unless terminated by Sprint PCS or the Administrative Agent for cause;

   . meet the requirements for a successor to an affiliate and not be challenged by Sprint PCS for failing to meet these requirements within 20 days after the Administrative Agent provides Sprint PCS with information on the third party; and

   . agree to comply with the terms of the Sprint PCS Agreements.

     The third party is required to operate the Sprint PCS network in our territory but is not required to assume our existing liabilities. If the third party materially breaches the Sprint PCS Agreements, this breach will be treated as an event of default under the management agreement with Sprint PCS.

     Management agreement breach. If we breach the Sprint PCS Agreements and this breach causes a default under the Lucent financing, Sprint PCS has the right to designate who will operate our business on an interim basis. Sprint PCS has the right to:

   . allow us to continue to operate the PCS business under the Sprint PCS
     Agreements if approved by the Administrative Agent;

   . operate our PCS business on an interim basis; or

   . appoint a person other than Sprint PCS that is acceptable to the Administrative Agent, which acceptance cannot be unreasonably withheld and must be given for another Sprint PCS affiliate, to operate our PCS business on an interim basis.

     When a debt default is caused by a breach of our management agreement with Sprint PCS, the Administrative Agent only has a right to designate who will operate our business on an interim basis if Sprint PCS elects not to operate the business or designate a third party to operate the business on an interim basis.

     Election of Sprint PCS to serve as interim manager or designate a third party to operate business. If Sprint PCS elects to operate the business on an interim basis or designate a third party to operate the business on an interim basis, Sprint PCS or the third party may operate the business for up to six months at the discretion of Sprint PCS. At the end of the six months, the period may be extended for an additional six months or an additional 12 months if the aggregate population served by us and all other affiliates of Sprint PCS is less than 40 million. If the term is extended beyond the initial six month period, the Administrative Agent will be required to reimburse Sprint PCS or its third party designee for amounts previously expended and to be incurred as interim manager to cure a default up to an aggregate amount that is equal to 5% of the sum of our stockholder's equity value plus the outstanding amount of

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

our long term debt. Sprint PCS or its third party designee is not required to incur expenses beyond this 5% limit. At the end of the initial six-month interim term, Sprint PCS, subject to the approval of the Administrative Agent, has the right to appoint a successor interim manager to operate our business.

     Appointment of third party by Administrative Agent to operate business. If Sprint PCS gives the Administrative Agent notice of a breach of the management agreement, the debt repayment is accelerated, and Sprint PCS does not agree to operate the business or is unable to find a designee, the Administrative Agent may designate a third party to operate the business. The Administrative Agent has this same right if Sprint PCS or the third party designated by Sprint PCS resigns and is not replaced within 30 days. The third party selected by the Administrative Agent must:

   . agree to serve for six months unless terminated by Sprint PCS for cause by the Administrative Agent;

   . meet the requirements for a successor to an affiliate and not be challenged by Sprint PCS for failing to meet the requirements within 20 days after the Administrative Agent provides Sprint PCS with information on the third party; and

   . agree to comply with the terms of the Sprint PCS Agreements.

     The third party may continue to operate the business after the six month period at the Administrative Agent's discretion, so long as the third party continues to satisfy the requirements to be a successor to an affiliate. The third party is required to operate the Sprint PCS network in our territory, but is not required to assume our existing liabilities.

     Purchase and sale of operating assets. The Lucent Consent establishes a process for the sale of our operating assets in the event of a default and acceleration under the Lucent financing. Our stockholders have approved the sale of our operating assets pursuant to the terms of the Lucent Consent.

     Sprint PCS' right to purchase on acceleration of amounts outstanding under the Lucent financing. Subject to the requirements of applicable law, so long as our equipment financing with Lucent or any refinancing thereof remains outstanding, Sprint PCS has the right to purchase our operating assets upon notice of an acceleration of the Lucent financing under the following terms:

   . in addition to the purchase price requirements of the management agreement, the purchase price must include the payment or assumption in full, pursuant to the terms of the Lucent Consent, of the Lucent financing;

   . Sprint PCS must notify the Administrative Agent of its intention to exercise the purchase right within 60 days of receipt of the notice of acceleration;

   . the Administrative Agent is prohibited for a period of at least 120 days after the acceleration or until Sprint PCS rescinds its intention to purchase from enforcing its security interest if Sprint PCS has given notice of its intention to exercise the purchase right;

   . if we receive a written offer that is acceptable to us to purchase our operating assets within a specified period after the acceleration, Sprint PCS has the right to purchase our operating assets on terms and conditions at least as favorable to us as the offer we receive. Sprint PCS must agree

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

     to purchase the operating assets within 14 business days of its receipt of the offer, on acceptable conditions, and in an amount of time acceptable to us; and

   . upon completion of the sale to Sprint PCS, the Administrative Agent must release the security interests upon satisfaction in full pursuant to the terms of the Lucent Consent of the obligations under the Lucent financing.

     If the Administrative Agent acquires our operating assets, Sprint PCS has the right for 60 days to notify the Administrative Agent that it wants to purchase the operating assets for an amount not less than the sum of the aggregate amount paid by the lenders under the Lucent financing for the operating assets plus an aggregate amount sufficient to satisfy in full the obligations under the Lucent financing pursuant to the terms of the Lucent Consent. If Sprint PCS purchases the operating assets under these provisions, the Administrative Agent must release the security interests.

     If the Administrative Agent receives an offer to purchase the operating assets, Sprint PCS has the right to purchase the operating assets on terms and conditions at least as favorable as the terms and conditions in the proposed offer within 14 days of Sprint PCS' receipt of notice of the offer, and so long as the conditions of Sprint PCS' offer and the amount of time to complete the purchase is acceptable to the Administrative Agent.

     Sale of operating assets to third parties. If Sprint PCS does not purchase the operating assets, following an acceleration of the obligations under the Lucent financing, the Administrative Agent may sell the operating assets. Subject to the requirements of applicable law, the Administrative Agent has two options:

   . to sell the assets to an entity that meets the requirements to be our successor under the Sprint PCS Agreements; or

   . to sell the assets to any third party, subject to specified conditions.

     Sale of assets to qualified successor. Subject to the requirements of applicable law, the Administrative Agent may sell the operating assets and assign the agreements to entities that meet the following requirements to succeed us:

   . the person has not materially breached a material agreement with Sprint PCS or its related parties that has resulted in the exercise of a termination right or in the initiation of judicial or arbitration proceedings during the past three years;

   . the person is not named by Sprint PCS as a prohibited successor;

   . the person has reasonably demonstrated its credit worthiness and can demonstrate the ability to service the indebtedness and meet the requirements in the build-out plan; and

   . the person agrees to be bound by the Sprint PCS Agreements.

     The Administrative Agent is required to provide Sprint PCS with information necessary to determine if a buyer meets the requirements to succeed us. Sprint PCS has 20 days after its receipt of this information to object to the qualifications of the buyer to succeed us. If Sprint PCS does not object to the buyer's qualifications, subject to the requirements of applicable law, the buyer can purchase the assets and assume our rights and responsibilities under the Sprint PCS Agreements. The Lucent Consent will remain in full force and effect for the benefit of the buyer and its lenders. The buyer also has a period to cure any defaults under our Sprint PCS Agreements.

     Sale of assets to non-successor. Subject to the requirements of applicable law, the Administrative Agent may sell our assets to a party that does not meet the requirements to succeed AirGate. If such a sale is made:

  .  Sprint PCS may terminate the Sprint PCS Agreements;

  . the buyer may purchase from Sprint PCS 5, 7.5 or 10 MHz of the PCS spectrum licensed to Sprint PCS in our territory under specified terms;

  . if the buyer controls, is controlled by or is under common control with an entity that owns a license to provide wireless service to at least 50% of the population in a basic trading area where the buyer proposes to purchase the spectrum from Sprint PCS, the buyer may only buy 5MHz of spectrum;

  . the price to purchase the spectrum is equal to the sum of the original cost of the license to Sprint PCS pro rated on a population and a spectrum basis, plus the cost paid by Sprint PCS for microwave clearing in the spectrum ultimately acquired by the buyer of our assets and the amount of carrying costs attributable to the license and microwave clearing costs from the date of the Lucent Consent until the closing of the sale, based on a rate of 12% per annum;

  . the buyer will receive from Sprint PCS the customers with the MIN assigned to the market area covered by the purchased spectrum except for customers of national accounts and resellers;

  . with limited exceptions, Sprint PCS will not solicit for six months the customers transferred to the buyer with the MIN assigned to the market area;

  . the buyer and Sprint PCS will enter into a mutual roaming agreement with prices equal to the lesser of the most favored pricing provided by buyer to third parties roaming in the geographic area and the national average paid by Sprint PCS to third parties; and

  . Sprint PCS will have the right to resell buyer's wireless services at most favored nations pricing.

     Right to purchase debt obligations. Following an acceleration under the Lucent financing and until the 60-day anniversary of the filing of a petition of bankruptcy, Sprint PCS has the right to purchase our obligations under the Lucent financing at a purchase price equal to the amount of the obligations other than interest accrued and fees and expenses that are deemed to be unreasonable.

     Modification and amendment of Lucent Consent. If Sprint PCS modifies or amends the form of consent and agreement it enters into with a lender to another Sprint PCS affiliate that serves an area with population exceeding 5.0 million, then Sprint PCS agrees to give the Administrative Agent written notice of the amendments and to amend the Lucent Consent in the same manner at the Administrative Agent's request; provided, however, that Sprint PCS is not required to amend the Lucent Consent to:

  . incorporate selected changes designated by the Administrative Agent unless Sprint PCS consents to making only the selected changes; or

  . incorporate changes made for the benefit of a lender because of circumstances related to a particular Sprint PCS affiliate other than AirGate.

     The following circumstances would not be considered related to a particular Sprint PCS affiliate and, subject to the preceding sentence, could result in amendment of the Lucent Consent:

  .  any form of recourse to Sprint PCS or similar form of credit enhancement;

  . any change in Sprint PCS's right to purchase our operating assets or capital stock under the management agreement or Sprint PCS's right to purchase the obligations under the Lucent financing;

  . any change to our right or the right of the Administrative Agent or our lenders under the Lucent financing to sell the collateral or purchase spectrum from Sprint PCS;

  . any change in the ownership status, terms of usage or the amount of spectrum that may be purchased by us from Sprint PCS;

  . any material change in the flow of certain revenues between Sprint PCS and us;

  . any changes to the obligations required to be assumed by, or qualifications for, or appointment of, anyone other than AirGate who can be appointed to operate our business on an interim basis under the management agreement or purchase the business and continue to operate under the management agreement;

  . any changes to the consent and agreements terms on confidentiality, non-compete or eligible buyers of the business;

  .  any clarifications of FCC compliance issues;

  .  any issuance of legal opinions; and

  .  any changes to the requirements of this section.

     Termination of Lucent Consent. The Lucent Consent will terminate upon the first to occur of:

  . repayment in full of all our obligations under the Lucent financing and termination of the Lucent financing; and

  .  termination of the Sprint PCS Agreements.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

The Lucent Financing

     We have entered into a credit agreement with Lucent Technologies Inc. pursuant to which Lucent has agreed to provide a credit facility in the amount of up to $153.5 million. The Lucent financing will be used to purchase equipment from Lucent and for general corporate purposes. Our debt under this facility is senior debt that ranks senior in right of payment to the senior subordinated discount notes and is secured by a first priority security interest in substantially all of our assets. The Lucent financing is guaranteed by our subsidiary and will be guaranteed by our future subsidiaries.

     The Lucent financing provides for (1) $13.5 million in senior secured debt ("Tranche 1"), which was drawn on August 20, 1999 and which matures June 6, 2007 and (2) $140.0 million in senior secured debt ("Tranche 2"), which is available to be drawn from time to time for three years commencing on October 1, 2000 and which matures September 30, 2008.

     The principal amount of each tranche amortizes in 19 quarterly installments according to a graduated schedule. Amortization of Tranche 1 will begin in December 2002, with final maturity occurring June 6, 2007. Amortization of Tranche 2 will begin in March 2004, and final maturity will occur September 30, 2008.

     Each draw under Tranche 2 is subject to the conditions that the representations and warranties continue to be true and correct, and that there is no event of default under the loan documents.

     The Lucent financing is secured by the following:

  . a perfected first priority lien on substantially all of our assets and the assets of our present and future subsidiaries;

  .  collateral assignment of the Sprint PCS Agreements; and

  . a pledge of all of the capital stock of our subsidiary and future subsidiaries.

     At the time we request a borrowing under the Lucent financing, we may select one of two types of interest rates:

  . we may choose a Eurodollar borrowing, on which interest accrues at a rate determined by reference to an adjusted LIBOR plus 3.75%, only so long as no Event of Default exists. Adjusted LIBOR is a LIBOR rate adjusted by a multiple determined by a reserve requirement published by the Board of Governors of the Federal Reserve System.

  . alternatively, we may choose an alternative base rate borrowing on which interest accrues at a rate determined by reference to the greater of:

  . the Federal Funds effective rate, as defined in the credit agreement, plus 0.50%; or

  . the prime rate of either the Chase Manhattan Bank, or, if the administrative agent is a commercial bank, the administrative agent, plus 2.75%.

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

Interest on any overdue amounts will accrue at a rate per annum equal to, in the case of overdue principal, 2.50% plus the rate otherwise applicable, or, in the case of all other amounts overdue, 2.50% plus the rate then applicable to alternative base rate borrowings.

     The terms of the Lucent financing require us to pay quarterly commitment fees, which accrue as follows:

  . at the rate of 1.50% per annum on the average daily undrawn amount of the Tranche 1 commitments during the period from and including June 6, 1999 to, but excluding, June 30, 2000;

  . at the rate of 3.75% per annum, or 1.50% per annum after 30% of the Tranche 2 commitments has been borrowed, on the average daily undrawn amount of the Tranche 2 commitments from the closing date of the Lucent financing to, but excluding, January 1, 2001; and

  . at the rate of 4.50% per annum, or 1.50% per annum after 30% of the Tranche 2 commitments have been borrowed, on the average daily undrawn amount of the Tranche 2 commitment from January 1, 2001 to September 30, 2003.

The commitment fees with respect to the Tranche 1 loans and the Tranche 2 loans are payable quarterly in arrears, and a separate agent's fee is payable to the administrative agent and the collateral agent.

     The Tranche 1 and Tranche 2 loans will be prepaid, and the outstanding commitments will be reduced, in an aggregate amount equal to:

  . 60% of the excess cash flow, or 50% of excess cash flow if we meet specified financial tests of each fiscal year commencing with the fiscal year ending December 31, 2002;

  . 100% of the net proceeds of asset sales outside of the ordinary course of business, subject to exceptions, or insurance proceeds, to the extent not reinvested in property or assets within a required period of time; and

  . upon prepayment of any indebtedness incurred under a vendor financing arrangement or other bank or credit facility, other than those facilities outstanding at the date of the closing of the Lucent financing facility, and several other exceptions, the product of the aggregate principal amount of loans outstanding under the Lucent financing facility and a fraction, the numerator of which is the amount of indebtedness prepaid and the denominator of which is the aggregate principal amount of such indebtedness outstanding excluding the Lucent financing and the senior subordinated discount notes then outstanding.

     The Lucent financing contains various covenants that restrict the ability of us and our subsidiaries to, among other things:

  . incur additional indebtedness except for the senior subordinated discount notes and certain other limited indebtedness;

  .  grant liens;

  .  make guarantees;

 .  enter into hedging agreements;

 . engage in mergers, acquisitions, investments, consolidations, liquidations, dissolutions and asset sales;

 .  pay dividends and redeem equity; and

 . prepay certain indebtedness, including the senior subordinated discount notes.

     The Lucent financing contains financing and operating covenants including, among other things:

 .  ratio of total debt to total capitalization;

 . ratio of total debt to annualized earnings before interest, taxes, depreciation and amortization, referred to as EBITDA;

 .  ratio of senior secured debt to total capitalization;

 .  ratio of senior secured debt to annualized EBITDA;

 .  ratio of EBITDA to fixed charges;

 . minimum population coverage by our PCS network in order to incur additional indebtedness;

 .  minimum subscribers in order to incur additional indebtedness;

 .  minimum revenue; and

 .  maximum capital expenditures.

     We would default on the Lucent financing if among other things:

 .  we fail to make the payments due under the Lucent financing;

 . we fail to comply with a covenant under any document under the Lucent financing;

 . we default on the Sprint PCS Agreements or certain of our rights under the Sprint PCS Agreements are terminated or materially impaired;

 . our supply agreement with Lucent or our loan documents shall cease to be, or are asserted by us not to be, in full force and effect;

 . any representation or warranty under the Lucent financing is determined to be materially incorrect in any material respect when made;

 . an involuntary proceeding is commenced or an involuntary petition is filed under bankruptcy or similar laws;

 . we voluntarily commence a proceeding or file a petition under bankruptcy or similar laws;

 . we become unable, admit in writing our inability or fail generally to pay a certain amount of our debts as they become due;

 . one or more judgments for the payment of money in an aggregate amount of a certain amount is rendered against us or any subsidiary and shall remain undischarged for a certain period of time;

 . we become liable under ERISA in an aggregate amount exceeding $5.0 million in any year or $10.0 million for all periods;

 . any lien on a material portion of collateral created under the loan documents ceases to be a valid and perfected lien on that collateral;

 . there is any termination or other condition that causes the loan documents to not be in full force and effect;

 . we fail to perform any term under the guaranty of our Lucent financing and such failure adversely affects the lenders;

 .  we default on certain other indebtedness; or

 .  we change control of our ownership.

     We have paid Lucent the expenses related to the Lucent financing and an origination fee. In addition, in connection with the Lucent financing we issued warrants to Lucent to purchase shares of common stock representing 128,860 shares of common stock on the closing date of our initial public offering at an exercise price of $20.40 per share. See "Description of Capital Stock-- Warrants."

Senior Subordinated Discount Notes

     In our units offering, we offered $300.0 million aggregate principal amount at maturity of 13 1/2% senior subordinated discount notes maturing in 2009 and warrants. Accompanying each senior subordinated discount note was a warrant exercisable for 2.148 shares of common stock at an exercise price of $0.01. The senior subordinated discount notes and the warrants became separately transferable at the request of the underwriter on October 21, 1999. See "Description of Units--Warrants." No cash interest payments will be made on the senior subordinated discount notes prior to April 1, 2005. The aggregate accreted value of the senior subordinated discount notes will increase from approximately $156.1 million at issuance at a rate of 13 1/2% per annum to a final accreted value equal to their aggregate principal amount of $300.0 million on October 1, 2004. Accretion is computed on a basis of a 360-day year of twelve 30 day months, compounded semi-annually. Commencing April 1, 2005, cash interest will be payable to holders of the senior subordinated discount notes at a rate of 13 1/2% per annum, semi-annually in arrears on each April 1 and October 1. The cash interest, computed on a basis of a 360-day year of twelve 30-day months, accrue from the most recent interest payment date or, if no interest has been paid or duly provided for, from October 1, 2004. The senior subordinated discount notes are not subject to any sinking fund.

     The senior subordinated discount notes are guaranteed by our existing subsidiary, AGW Leasing Company, Inc., and may be guaranteed by additional subsidiaries of ours in the future. In addition, pursuant to a pledge agreement, the senior subordinated discount notes will be secured by a subordinated pledge of all of the capital stock of our future, directly owned subsidiaries.

     Holders of the senior subordinated discount notes will have the right to require us to repurchase all or part of the senior subordinated discount notes at a premium upon the occurrence of events constituting a change in control of AirGate. Any such repurchases would be for cash at an aggregate price of 101% of the accreted value of the senior subordinated discount notes to be repurchased, if the repurchase were prior to October 1, 2004 or, if the repurchase were on or after October 1, 2004, at an aggregate price of 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon.

     We have the right to redeem all or part of the senior subordinated discount notes on or after October 1, 2004 at redemption prices beginning at 106.750% in 2004 and decreasing gradually to 100.000% in 2007 and thereafter, in each case together with accrued and unpaid interest, if any. During the first 36 months after the units offering, we may use the net proceeds from an equity offering to redeem up to 35% of the accreted value of the senior subordinated discount notes originally issued at a redemption price of 113.500% of the accreted value, provided that at least 65% of the accreted value of the senior subordinated discount notes originally issued remains outstanding immediately after the redemption.

     The indenture governing the senior subordinated discount notes will contains covenants that, among other things, will limit our ability and the ability of our subsidiary and future subsidiaries to:

 . pay dividends, redeem capital stock or make other restricted payments or investments;

 .  incur additional indebtedness or issue preferred stock;

 .  create liens on assets;

 .  merge, consolidate or dispose of assets;

 .  dispose of less than all of the equity in a wholly owned subsidiary;

 . engage in any business other than PCS telecommunications and related or ancillary businesses;

 .  enter into transactions with affiliates; and

 .  enter into sale and leaseback transactions.

     Events of default under the senior subordinated discount notes include:

 . default for 30 days in the payment when due of interest on the senior subordinated discount notes;

 . default in payment when due of the principal of or premium, if any, on the senior subordinated discount notes;

 . our failure, or the failure of any of our subsidiaries, to comply with provisions of the senior subordinated discount notes indenture relating to change of control and with limitations on asset sales;

 . our failure, or the failure of any of our subsidiaries, to comply with any other provisions of the indenture or the pledge agreement relating to the senior subordinated discount notes;

 . our default, or default by any of our subsidiaries, with respect to other debt of $5.0 million or more, which default either is caused by failure to pay the principal or premium thereof or results in acceleration of the other debt;

 . our failure, or failure of any of our subsidiaries, to pay within 60 days a final judgment exceeding $5.0 million;

 . breach by us of any material representation or warranty or agreement in the pledge agreement, repudiation by us of our obligations under the pledge agreement, the unenforceability of the pledge agreement against us for any reason, the failure of any lien purported to be created on the collateral under the pledge agreement to be a valid and perfected lien with the priority required under the pledge agreement, or assertion by us that such lien is not valid or perfected or lacks such priority;

 . a judicial determination rendering any of the guarantees unenforceable or a guarantor's denial or disaffirmance of its obligations under the guarantee;

 .  bankruptcy or insolvency of AirGate or any of our subsidiaries; and

 . the occurrence of any event that causes, subject to any applicable grace period, an event of termination under the Sprint PCS Agreements.

     In the case of an event of default arising from certain events of bankruptcy or insolvency, all outstanding senior subordinated discount notes would become due and payable immediately. If any other event of default occurs and is continuing, the trustee for the senior subordinated discount note holders or the holders of at least 25% in accreted value or principal amount, as the case may be, of the then outstanding senior subordinated discount notes may declare the notes to be due and payable immediately.

Other Long-Term Debt

     In July 1998, AirGate Wireless, LLC issued an unsecured promissory note to a third party to purchase certain site acquisition and engineering costs. At September 30, 1999, the principal amount of this unsecured promissory note was $7.7 million. The note bears interest at 14% and originally provided for quarterly payments of principal and interest beginning on March 1, 1999 and ending on December 1, 2000. In May 1999, the note was amended to provide for quarterly payments of principal and interest beginning on August 31, 1999 or the first day following the close of the first fiscal quarter of the closing of our concurrent offerings of common stock and units, consisting of senior subordinated discount notes and warrants, in an amount equal to or greater than $130.0 million with the final payment due on August 31, 2001. In August 1999, the note was amended to provide for quarterly payments beginning on October 15, 1999 with the final payment due on October 15, 2001. As of November 15, 1999, all outstanding principal and interest due under the note has been paid.

                                  MANAGEMENT

Directors and Executive Officers

     The following table presents information with respect to our directors and executive officers.

  Name                         Age         Position

Thomas M. Dougherty.........    55         Director, President and Chief
                                           Executive Officer
W. Chris Blane..............    46         Director and Vice President of New
                                           Business Development
Thomas D. Body III..........    61         Director and Vice President of
                                           Strategic Development
Barry Schiffman.............    53         Chairman of the Board and Director
Gill Cogan..................    46         Director
Robert Ferchat..............    65         Director
Robert E. Gourlay...........    45         Vice President of Marketing
David C. Roberts............    37         Vice President of Engineering and
                                           Network Operations
Shelley L. Spencer..........    36         Vice President of Law and Secretary
Alan B. Catherall...........    46         Chief Financial Officer
Mark A. Roth................    43         Vice President Interior Region


Thomas M. Dougherty has been our president and chief executive officer since April 1999. Prior to joining us, Mr. Dougherty was a senior executive of Sprint PCS. Before that, Mr. Dougherty served as executive vice president and chief operating officer of Chase Telecommunications, a personal communications services company, from 1996 to 1997. Mr. Dougherty served as president and chief operating officer of Cook Inlet BellSouth PCS, L.P., a start-up wireless communications company, from 1995 to 1996. Prior to October 1995, Mr. Dougherty was vice president and chief operating officer of BellSouth Mobility DCS Corporation, a PCS company.


W. Chris Blane has been our vice president of business development since 1998. In 1995, Mr. Blane joined AirLink II LLC as a vice president for business development as it prepared for the C block PCS auction. Prior thereto, Mr. Blane was the president of Metrex Corporation, which constructed the first fiber optic competitive access network in Atlanta and which ultimately merged with MFS Communications Co., now MCI WorldCom, Inc.

Thomas D. Body III has been our vice president of strategic planning since November 1998. Prior to that, Mr. Body served as our chief executive officer from January 1998 to October 1998. In 1995, Mr. Body joined AirLink II LLC as a vice president for business development as it prepared for the C block PCS auction. Prior thereto, Mr. Body was the chairman and chief executive officer of Metrex Corporation, which constructed the first fiber optic competitive access network in Atlanta and which ultimately merged with MFS Communications Co., now MCI WorldCom, Inc.


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


Gill Cogan has been a director of AirGate since 1998. He is co-managing partner of Weiss, Peck & Greer Venture Partners, a venture capital firm, and has served in such capacity since 1992. He is a director of Electronics for Imaging, Inc., and several privately held companies.

Barry Schiffman has been a director of AirGate since 1998. He is president, executive managing director and, chief investment officer and member of the board of JAFCO America Ventures, Inc., a venture capital firm, and has held such position since 1996. From 1994 and until he joined JAFCO, he was a general partner at Weiss, Peck & Greer Venture Partners.

Robert A. Ferchat has been a director of AirGate since October 1999. Mr. Ferchat previously served as the chairman of the board of directors, president and chief executive officer of BCE Mobile Communications a wireless telecommunications company from November 1994 to January 1999. Mr. Ferchat is a director of GST Telecommunications and Brookfield Properties Corp. as well as several companies traded on the Toronto Exchange.

Robert E. Gourlay has been our vice president of marketing since 1998. In 1995, Mr. Gourlay joined AirLink II LLC as vice president-marketing as it prepared for the C block PCS auction.

David C. Roberts has been our vice president of engineering and network operations since 1998. In 1995, Mr. Roberts joined AirLink II LLC as vice president-engineering as it prepared for the C block PCS auction.

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

Shelley L. Spencer has been our vice president of law and secretary since 1998. In 1995, Ms. Spencer joined AirLink II LLC as general counsel as it prepared for the C block PCS auction.

Alan B. Catherall has been our chief financial officer since March 1998. Prior to joining us, Mr. Catherall was a partner in Tatum CFO Partners, a financial consulting firm, since 1996. Before that, Mr. Catherall was chief financial officer of Syncordia Services, a joint venture of MCI and British Telecom, from 1994 to 1996.

Mark A. Roth has been our vice president of sales, interior region since July 1999. Prior to joining us, Mr. Roth was senior vice present of sales and distribution for Conxus Communications. Before that, Mr. Roth held various positions with Arch Communications, most recently as a divisional head, from 1992 to July 1998.


Board of Directors

     The seven directors comprising the board of directors are divided into three classes. Barry Schiffman and Gill Cogan constitute Class I and will stand for election at the annual meeting of stockholders to be held in 2000. Robert Ferchat and a director to be appointed by the board of directors constitute Class II and will stand for election at the annual meeting of stockholders to be held in 2001. Thomas M. Dougherty, Thomas D. Body III and W. Chris Blane constitute Class III and will stand for election at the annual meeting of stockholders to be held in 2002. After the initial term, directors in each class will serve for a term of three years, or until his or her successor has been elected and qualified and will be compensated at the discretion of the board of directors. Executive officers are ordinarily elected annually and serve at the discretion of the board of directors.

     Currently there is one vacancy on the board. We anticipate that the remaining vacancy will be filled in the near future by the board of directors.

     The audit committee consists of Gill Cogan, Barry Schiffman and Robert A. Ferchat. The compensation committee consists of Gill Cogan, Barry Schiffman and Robert A. Ferchat.

     The audit committee is responsible for recommending to the board of directors the engagement of our independent auditors and reviewing with the independent auditors the scope and results of the

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

audits, our internal accounting controls, audit practices and the professional services furnished by the independent auditors.

     The compensation committee is responsible for reviewing and approving all compensation arrangements for our officers, and is also responsible for administering the stock option plan.

Compensation Committee Interlocks and Insider Participation

     The compensation committee during the year ended September 30, 1999, consisted of the board of directors. None of the executive officers served as a director or member of the compensation committee or other board committee performing equivalent functions of another corporation, one of whose executive officers served on our board of directors.

Limitation on Liability and Indemnification

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Our certificate of incorporation provides that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and agents and other agents to the fullest extent permitted by law. Our certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless or whether the certificate of incorporation would permit indemnification.

     We have entered into agreements to indemnify our directors and officers in addition to indemnification provided for in our certificate of incorporation. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of such person's services as a director or officer of ours, any subsidiary of ours, or any other company or enterprise to which the person provides services at our request. In addition, we intend to obtain directors' and officers' insurance providing indemnification for certain of our directors, officers and employees for certain liabilities.
We believe that these provisions, agreements and insurance are necessary to attract and retain qualified directors and officers.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of ours where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Executive Compensation

     The following table presents summary information with respect to the compensation paid to our Chief Executive Officer and each of our other executive officers whose salary and bonus exceeded $100,000 during the year ended September 30, 1999.

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

                         Summary Compensation Table(1)

                                                                              Long Term
                                     Annual Compensation                 Compensation Awards        Payouts
                               ------------------------------------   ---------------------------  ---------
                                                             Other
                                                             Annual    Restricted      Securities
                                                             Compen-     Stock         Underlying       LTIP      All Other
                                                             sation      Awards       Options/SARs    Payouts  Compensation
Name and Principal Position   Year Salary($)(1)  Bonus ($)   ($)(4)      ($)(5)         (#)(6)         ($)         ($)
---------------------------  ----- ----------- ----------  --------   ----------     ------------  ---------  ------------
Thomas D. Dougherty (2)       1999  $ 82,500      $71,875(7) ------       ------          300,000     ------      -------
   President and Chief        1998   -------       ------    ------       ------          -------     ------      -------
   Executive Officer

Thomas D. Body III (3)        1999   120,000       25,550    ------       ------           75,000     ------      -------
   Vice President of          1998   120,000       ------    ------       ------          -------     ------      -------
   Strategic Development

W. Chris Blane                1999   120,000       25,500    ------       ------           75,000     ------      -------
   Vice President of Business 1998   120,000       ------    ------       ------          -------     ------      -------
   Development

Alan B. Catherall             1999   120,000       75,000    ------       ------           90,000     ------
  Chief Financial             1998   -------       ------    ------       ------          -------     ------
  Officer

Robert E. Gourlay             1999   120,000       25,900    ------       ------           75,000     ------      -------
   Vice President of          1998   120,000       ------    ------       ------          -------     ------      -------
    Marketing

Shelley L. Spencer            1999   120,000       68,425    ------       ------          115,000     ------      -------
   Vice President of Law and  1998   120,000       ------    ------       ------          -------     ------      -------
   Secretary

Jack R. Kimzey (6)            1999    33,750       33,750    ------       ------          -------     ------      $16,000
   Chief Executive Officer    1998    67,500       ------    ------       ------          -------     ------      -------

(1) Due to the change in our fiscal year from a fiscal year end of December 31 to September 30 the compensation reported for each person listed in the table during both 1998 and 1999 includes an overlap of compensation for the period between September 30, 1998 through December 31, 1998.
(2)  Mr. Dougherty became our Chief Executive Officer on April 15, 1999.
(3)  Mr. Body served as Chief Executive Officer from January 1998 to October
     1998.
(4) There were no (a) perquisites over the lesser of $50,000 or 10% of the individual's total salary and bonus for the last year, (b) payments of above-market preferential earnings on deferred compensation, (c) payments of earnings with respect to long-term incentive plans prior to settlement or maturation, (d) tax payment reimbursements, or (e) preferential discounts on stock.
(5)  For 1999, the Company had no employee restricted stock plans in existence.
(6) Mr. Kimzey served as Chief Executive Officer from October 1998 to February 1999. Mr. Kimzey resigned in February 1999. From February 15, 1999 to April 15, 1999 Mr. Kimzey was employed as a consultant and received $16,000.
(7) Mr. Dougherty's bonus for the fiscal year ended September 30, 1999 consisted of a cash bonus of $71,875 and options to acquire 10,000 shares of common stock. The exercise price of the options was equal to the fair market value of the common stock on October 21, 1999 and are immediately exercisable.

Compensation of Directors

     Currently, we do not compensate our directors with directors fees, however, we have granted director Robert A. Ferchat 10,000 options to purchase common stock. See "Management--1999 Stock Option Plan" In addition, we do reimburse directors for their expenses of attendance at board meetings.

Employment Agreements

     We have entered into an employment agreement with Thomas M. Dougherty, our Chief Executive Officer. Mr. Dougherty's employment agreement is for a five-year term and provides for an annual base salary of $180,000, with a minimum guaranteed annual increase of $20,000 over the next four years, until April 15, 2004. In addition to his base salary, Mr. Dougherty is eligible to receive an annual bonus up to 50% of his base salary. Mr. Dougherty was awarded options exercisable for 300,000 shares of common stock. Under the agreement, Mr. Dougherty vested in 25% of the awarded stock options on April 15, 1999, with the remaining 75% of the options vesting in 15 equal quarterly installments beginning June 30, 2000. The options that vested on April 15, 1999 are not exercisable until April 15, 2000. If Mr. Dougherty voluntarily terminates his employment prior to April 15, 2000, he will not be entitled to any of the shares underlying the stock options. The exercise price of the stock options granted to Mr. Dougherty is $14.00 per share. In addition, Mr. Dougherty is eligible to participate in all employee benefit plans and policies.

     The employment agreement provides that Mr. Dougherty's employment may be terminated with or without cause, as defined in the agreement, at any time. If Mr. Dougherty is terminated without cause, he is entitled to receive (1) six months base salary, plus one month's salary for each year employed, (2) all stock options vested on the date of termination and (3) six months of health and dental benefits. Mr. Dougherty is not entitled to any compensation or benefits upon voluntary termination or termination for cause. Under the employment agreement, Mr. Dougherty agreed to a restriction on his present and future employment. Mr. Dougherty agreed not to compete in the business of wireless telecommunications either directly or indirectly in our territory during his employment and for a period of 18 months after his employment is terminated.

     Pursuant to a requirement set forth in our management agreement with Sprint PCS, we entered into employment agreements with W. Chris Blane, Thomas D. Body III, Robert E. Gourlay, David C. Roberts, and Shelley L. Spencer as of the completion of the common stock offering. Each of these employees may be terminated with or without cause at any time. The agreements provide that each employee, upon termination, will not compete in the business of wireless telecommunications in our territory or for a period of five years from the date of the execution of our management agreement with Sprint PCS on July 22, 1998. These employment restrictions on having another primary business will not apply when at least one-third of the corporate officers of Sprint and/or Sprint PCS terminate their employment for any reason within one year following a change of control, as defined in the management agreement. In the event that an employee is terminated without cause, we will continue to pay the employee's salary for the remaining term of the agreement or until the non-compete provision expires or is waived by Sprint PCS. In addition to these agreements, we have also entered into an employment agreement with Mark A. Roth. Under his agreement, Mr. Roth agreed not to compete in the business of wireless telecommunications either directly or indirectly in our territory during his employment and for a period of 18 months after his employment is terminated. We expect to enter into an employment agreement with Alan B. Catherall with similar terms.

1999 Stock Option Plan

     The 1999 Stock Option Plan has been adopted by our board of directors and stockholders. The option plan permits the granting of both incentive stock options and nonqualified stock options to employees. The aggregate number of shares of common stock that may be issued pursuant to options granted under the option plan shall be 2,000,000, including the options granted to Mr. Dougherty pursuant to his employment agreement. On July 28, 1999, we made an initial granted of options to purchase 1,075,000 shares of common stock with an exercise price of $14.00 per share to our existing officers and employees. As of December 2, 1999, we have granted options to purchase 1,170,000 shares of common stock. The following table presents information with respect to the options granted to executive officers whose salary and bonus exceeded $100,000 during the year ended September 30, 1999.

                                                                                                        Potential realized
                                                                                                         Value at Assumed
                                                                                                   Annual Rates of Stock Price
                                                                                                      Appreciation for Option
                                                                                                             Term (2)
                               Number of Securities     % of Total                                ------------------------------
                                   Underlying            Options      Exercise     Expiration
         Name                        Options (1)         Granted        Price          Date              5%             10%
----------------------------  ----------------------- ------------   ----------   ------------    --------------   -------------
Thomas M. Dougherty.........         300,000              25.6%       $14.00        04/2009         $2,641,357      $6,693,718
W. Chris Blane..............          75,000               6.4         14.00        07/2009            660,339       1,673,430
Thomas D. Body III..........          75,000               6.4         14.00        07/2009            660,339       1,673,430
Alan B. Catherall...........          90,000               7.7         14.00        07/2009            792,407       2,008,115
Robert E. Gourlay...........          75,000               6.4         14.00        07/2009            660,339       1,673,430
Shelley L. Spencer..........         115,000               9.8         14.00        07/2009          1,012,520       2,565,925

___________________
(1) Mr. Dougherty's options will vest 25% on April 15, 1999, with the remaining 75% of the options vesting in 15 equal quarterly installments beginning June 30, 2000. The remaining named executive officers will be able to exercise 25% of their options beginning on July 22, 2000. This percentage will increase in 6.25 percent increments up to 100% at 60 months of employment.
(2) The amounts represent certain assumed rates of appreciation. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of the common stock and overall stock market conditions. There can be no assurance that the amounts reflected in this table will be realized.


     The option plan is will be administered by our board of directors which may subject to the provisions of the option plan, grant awards and establish rules and regulations as it deems necessary for the proper administration of the option plan and to make whatever determinations and interpretations it deems necessary or advisable.

     An incentive option may not have an exercise price less than the fair market value of the common stock on the date of grant or an exercise period that exceeds ten years from the date of grant and is subject to certain other limitations which allow the option holder to qualify for favorable tax treatment. Nonqualified options may have an exercise price of less than, equal to or greater than the fair market value of the underlying common stock on the date of grant but, like incentive options, are limited to an exercise period of no longer than ten years.

Year-End Option Values. The following table sets forth information concerning the value as of September 30, 1999 of options held by the executive officers named in the Summary Compensation Table set forth above.

                               Number of                    Value of
                         Securities Underlying             Unexercised
                          Unexercised Options          In-the-Money Options
                         at Fiscal Year-End (1)      at Fiscal Year-End (1)(2)
                         ----------------------      -------------------------

Name                   Exercisable/Unexercisable     Exercisable/Unexercisable
----                   --------------------------    -------------------------
Thomas M. Dougherty            --/300,000                   $--/$3,262,500
W. Chris Blane                  --/75,000                    $--/$815,625
Thomas D. Body III              --/75,000                    $--/$815,625
Alan B. Catherall               --/90,000                    $--/$978,750
Robert E. Gourlay               --/75,000                    $--/$815,625
Shelley L. Spencer             --/115,000                   $--/$1,250,625

________
(1) No options were exercised by any of the named executive officers as of September 30, 1999.

(2) The value of the unexercised in the money options were calculated by multiplying the number of shares of common stock underlying the options by the difference between $24.875, which was the closing market price of our common stock on September 30, 1999, and the option exercise price of $14.00.

     Options granted under the option plan will become exercisable according to a schedule. Employees who have worked for us for 12 months prior to the date their options were granted will be able to exercise 25% of their options beginning on July 22, 2000. This percentage will increase in 6.25 percent increments up to 100% at 60 months of employment. Employees who have not worked for us for 12 months prior to the date their options were granted, other than Mr. Dougherty, will be able to exercise 25% of their options 12 months after the date of grant. This percentage will increase in five percent increments up to 100% at 57 months of employment. Mr. Ferchat's options will vest 50% on the completion of his first year as a director; the remaining 50% will vest on the completion of his second year as a director.

     The exercise price of an option may be paid in cash or by check.

     An option will not be not transferable except by will or by the laws of descent or distribution or unless determined otherwise by our board of directors.

     Unless previously exercised, a vested option granted under the option plan will terminate automatically:

  . 12 months after the employee's termination of employment or by reason of disability;

  .  six months after the employee's death; and

  .  three months after an employee's voluntary termination of employment.

     A vested option will also terminate automatically upon termination of employment for cause.

     In the event of a change in control of our company AirGate where the acquiror does not assume the options or provide for substitute options, the board of directors may provide the employee with the right to exercise options, including those not exercisable at the time of the change in control. Only one-half of the options not yet vested may, however, be exercised in the event of a change in control. In the case of the liquidation or dissolution of our company AirGate, the board of directors may similarly provide the employee with the right to exercise all options.

Noncompetition Agreement

     In connection with the granting of options under the option plan, most employees granted options must enter into a noncompetition agreement. These agreements provide that for so long as the employee works for us, and for a period of two years after the employee's termination for any reason, the employee may not disclose in any way any confidential information. The agreements also provide that for so long as the employee works for us and for a period of 18 months after the employee's termination for any reason, the employee is prohibited from:

     .  engaging in the same business or in a similar capacity in our territory;

     .  soliciting business in competition with us; and

     . hiring any of our employees or directly or indirectly causing any of our employees to leave their employment to work for another employer.

        For so long as the shares underlying the options are not registered with the Securities and Exchange Commission, in the event of a breach of the noncompetition agreement by an employee, we have the option to repurchase any and all shares held by the employee at the employee's exercise price. We may, at any time, pursue any other remedies provided by law or in equity.

                             PRINCIPAL STOCKHOLDERS

       The following table presents certain information regarding the beneficial ownership of common stock, as of December 17, 1999, with respect to:

    . each person who, to our knowledge, is the beneficial owner of 5% or more of the outstanding common stock;

    .  each of the directors;

    .  each of the named executive officers; and

    .  all executive officers and directors as a group.

                                               Number of          Percentage
                                          Shares Beneficially   of Outstanding
Name and Address of Beneficial Owner(1)         Owned(2)         Common Stock


Essex Investment Management
Company, LLC(3)........................         1,453,405             12.1%
 125 High Street
 Boston, Massachusetts 02110

Weiss, Peck & Greer Venture
Partners affiliated funds(4)...........         1,675,842             14.0%
     555 California Street, Suite 3130
     San Francisco, California 94104

Thomas M. Dougherty(5).................            10,000              *

W. Chris Blane(6)......................           325,537              2.7

Alan B. Catherall......................             1,000              *

Robert E. Gourlay(7)...................           191,451              1.6

Barry Schiffman(8).....................           511,686              4.3

Gill Cogan(9)..........................         1,675,842             14.0

Shelley L. Spencer(10).................            87,131              *

Thomas D. Body III.....................           320,537              2.7

David C. Roberts.......................           140,339              1.2

Robert A. Ferchat......................                --               --

All executive officers and directors as
a group
(11 persons)...........................         3,263,723             27.3%

-------------------------
(Footnotes on following page)
 *  Less than one percent.
(1) Except as indicated below, the address for each executive officer and director is Harris Tower 233 Peachtree Street, N.E. Suite 1700 Atlanta, Georgia 30303.
(2) Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act. A person is deemed to be the beneficial owner of any shares of common stock if such person has or shares voting power or investment power with respect to such common stock, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.

(3) Based upon information contained in an amended Schedule 13G filed with the Securities and Exchange Commission on December 15, 1999.
(4) Includes 214,413 shares of common stock underlying the warrants issued to the Weiss, Peck & Greer Venture Partners affiliated funds.

(5) Includes options to acquire 10,000 shares of common stock which are exercisable at a per share exercise price of $43.58.

(6) Includes 305,000 shares directly held by Mr. Blane, 16,537 held by Mr. Blane's spouse and 4,000 held by his children.

(7) Includes 191,451 shares that Mr. Gourlay is deemed to beneficially own as a general partner of Robert E. Gourlay & Associates, LP.

(8) Includes 511,686 shares Mr. Schiffman is deemed to beneficially own as president, chief investment officer and member of the board of JAFCO America Ventures, Inc. Mr. Schiffman's address is 505 Hamilton Avenue, Suite 310, Palo Alto, California 94301.

(9) Consists of 1,675,842 shares of common stock that Mr. Cogan is deemed to beneficially own as managing partner of Weiss, Peck & Greer Venture Partners. Mr. Cogan disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in Weiss, Peck & Greer Venture Partners affiliated funds. Mr. Cogan's address is 555 California Street, Suite 3130, San Francisco, California 94104.

(10)Includes 86,931 shares directly held by Ms. Spencer and 200 shares held by her spouse, which Ms. Spencer disclaims beneficial ownership.

                             CERTAIN TRANSACTIONS

     From our inception through May 1999, we received financing from affiliates of Weiss, Peck & Greer Venture Partners and affiliates of JAFCO America Ventures, Inc. Mr. Cogan, one of our directors, is managing partner of Weiss, Peck & Greer Venture Partners. Another director, Mr. Schiffman, is president, executive managing director, chief investment officer and a member of the board of JAFCO America Ventures, Inc. In August 1998, we issued $1.8 million of subordinated promissory notes to the Weiss, Peck & Greer Venture Partners affiliated funds. In September 1998, we issued $3.0 million of subordinated promissory notes to the JAFCO America Ventures, Inc. affiliated funds. All of these notes provided for the conversion of the notes into preferred or common stock upon the satisfaction of certain conditions or repayment of the notes one year after their issuance. Repayment of the notes was subordinated to senior secured debt we received in November 1998 from Lucent. We also issued warrants to purchase the preferred stock to the Weiss, Peck & Greer Venture Partners affiliated funds and to the JAFCO America Ventures, Inc. related funds in consideration for their financing. The warrants were to be exercised on the earlier of five years from the date of issuance or an initial public offering. In March, April and May 1999, we received an additional $1.25 million of financing from the Weiss, Peck & Greer Venture Partners affiliated funds and $1.25 million of additional financing from the JAFCO America Ventures, Inc. affiliated funds pursuant to subordinated notes. In May 1999, we consolidated the promissory notes issued to the Weiss, Peck & Greer Venture Partners affiliated funds in 1998 and 1999 for a total of $3.167 million into two subordinated promissory notes that were converted into shares of our common stock concurrently with the completion of our concurrent offerings at a price 48% less than the price of a share of the common stock sold in the common stock offering. The warrants held by the Weiss, Peck & Greer Venture Partners affiliated funds were terminated. In May 1999, we issued warrants to the Weiss, Peck & Greer Venture Partners affiliated funds to purchase shares of common stock for an aggregate price of up to $2.73 million exercisable at a 25% discount to the price of a share of common stock sold in the common stock offering. The warrants are exerciseable after the common stock offering for two years from the date of grant. In May 1999, we consolidated the promissory notes issued to the JAFCO America Ventures, Inc. affiliated funds for a total of $4.394 million into subordinated promissory notes that were converted into shares of our common stock concurrently with the completion of our concurrent offerings at a price 48% less than the price of a share of common stock sold in the common stock offering. The warrants held by the JAFCO America Ventures, Inc. affiliated funds were terminated. In connection with the issuance of these convertible notes, the warrants and Weiss, Peck & Greer Venture Partners affiliated funds' existing ownership interest, we entered into registration rights agreements with the Weiss, Peck and Greer Venture Partners affiliated funds and the JAFCO America Ventures, Inc. affiliated funds.

            REGULATION OF THE WIRELESS TELECOMMUNICATIONS INDUSTRY

     The FCC regulates the licensing, construction, operation, acquisition and interconnection arrangements of wireless telecommunications systems in the United States.

     The FCC has promulgated, and is in the process of promulgating, a series of rules, regulations and policies to, among other things:

  .    grant or deny licenses for PCS frequencies;

  .    grant or deny PCS license renewals;

  .    rule on assignments and/or transfers of control of PCS licenses;

  . govern the interconnection of PCS networks with other wireless and wireline carriers;

  .    establish access and universal service funding provisions;

  .    impose fines and forfeitures for violations of any of the FCC's rules;
       and

  .    regulate the technical standards of PCS networks.

     The FCC currently prohibits a single entity from having a combined attributable interest of 20% or greater interest in any license, in broadband PCS, cellular and SMR licenses totaling more than 45 MHz in metropolitan areas and 55 MHz in rural areas.

Transfers and Assignments of PCS Licenses

     The FCC must give prior approval to the assignment of, or transfers involving, substantial changes in ownership or control of a PCS license. Non-controlling interests in an entity that holds a PCS license or operates PCS networks generally may be bought or sold without prior FCC approval. In addition, a recent FCC order requires only post-consummation notification of certain pro forma assignments or transfers of control.

Conditions of PCS Licenses

     All PCS licenses are granted for 10-year terms conditioned upon timely compliance with the FCC's build-out requirements. Pursuant to the FCC's build-out requirements, all 30 MHz broadband PCS licensees must construct facilities that offer coverage to one-third of the population within 5 years and to two-thirds of the population within 10 years, and all 10 MHz broadband PCS licensees must construct facilities that offer coverage to at least one-quarter of the population within 5 years or make a showing of "substantial service" within that 5 year period. Rule violations could result in license revocations. The FCC also requires licensees to maintain a certain degree of control over their licenses. The Sprint PCS agreements reflect an alliance that the parties believe meets the FCC requirements for licensee control of licensed spectrum.
If the FCC were to determine that our agreements with Sprint PCS need to be modified to increase the level of licensee control, the Sprint PCS agreements may be modified to cure any purported deficiency regarding licensee control of the licensed spectrum.

PCS License Renewal

     PCS licensees can renew their licenses for additional 10 year terms. PCS renewal applications are not subject to auctions. However, under the FCC's rules, third parties may oppose renewal applications and/or file competing applications. If one or more competing applications are filed, a renewal application will be subject to a comparative renewal hearing. The FCC's rules afford PCS renewal applicants involved in comparative renewal hearings with a "renewal expectancy." The renewal expectancy is the most important comparative factor in a comparative renewal hearing and is applicable if the PCS renewal applicant has: (1) provided "substantial service" during its license term; and
(2) substantially complied with all applicable laws and FCC rules and policies. The FCC's rules define "substantial service" in this context as service that is sound, favorable and substantially above the level of mediocre service that might minimally warrant renewal.

Interconnection

     The FCC has the authority to order interconnection between CMRS providers and any other common carrier. The FCC has ordered local exchange carriers to provide reciprocal compensation to CMRS providers for the termination of traffic. Using these new rules, we will negotiate interconnection agreements for the Sprint PCS network in our market area with all of the major regional Bell operating companies, GTE and several smaller independent local exchange carriers. Interconnection agreements are negotiated on a state-wide basis. If an agreement cannot be reached, parties to interconnection negotiations can submit outstanding disputes to state authorities for arbitration. Negotiated interconnection agreements are subject to state approval.

Other FCC Requirements

     In June 1996, the FCC adopted rules that prohibit broadband PCS providers from unreasonably restricting or disallowing resale of their services or unreasonably discriminating against resellers. Resale obligations will automatically expire on November 24, 2002. The FCC is also considering whether wireless providers should be required to offer unbundled communications capacity to resellers who intend to operate their own switching facilities.

     The FCC also adopted rules in June 1996 that require local exchange and most CMRS carriers, to program their networks to allow customers to change service providers without changing telephone numbers, which is referred to as service provider number portability. The FCC requires most CMRS carriers to implement wireless service provider number portability where requested in the top 100 metropolitan areas by November 24, 2002. Most CMRS carriers are required to implement nationwide roaming by November 24, 2002 as well. The FCC currently requires most CMRS providers to be able to deliver calls from their networks to ported numbers anywhere in the country, and to contribute to the Local Number Portability Fund.

     The FCC has adopted rules permitting broadband PCS and other CMRS providers to provide wireless local loop and other fixed services that would directly compete with the wireline services of LECs. The FCC has adopted rules requiring broadband PCS and other CMRS providers to implement enhanced emergency 911 capabilities. The compliance deadline for phase 1 was January 1, 1999, and for phase II will be October 1, 2001 for digital CMRS carriers to ensure access for customers using devices for the hearing-impaired. The FCC recently adopted rules allowing carriers to implement handset based enhanced 911 service. If such technology is used at least 50 percent of all new handsets must be capable of automatic location identification by October 1, 2001. Under certain circumstances, 100% of the new handsets will need automatic location identification by October 1, 2001. Further waivers of the enhanced emergency 911 capability requirements may be obtained by individual carriers by filing a waiver request.

     On June 10, 1999, the FCC initiated a regulatory proceeding seeking comment from the public on a number of issues related to competitive access to multiple-tenant buildings, including the following:

     . the FCC's tentative conclusion that the Communications Act of 1934, as amended, requires utilities to permit telecommunications carriers access to rooftop and other rights-of-way in multiple tenant buildings under just, reasonable and nondiscriminatory rates, terms and conditions; and

     . whether building owners that make access available to a telecommunications carrier should be required to make access available to all other telecommunications carriers on a nondiscriminatory basis, and whether the FCC has the authority to impose such a requirement.

This proceeding could affect the availability and pricing of sites for our antennae and those of our competitors.

Communications Assistance for Law Enforcement Act

        The Communications Assistance for Law Enforcement Act, enacted in 1994 to preserve electronic surveillance capabilities authorized by Federal and state law, requires telecommunications carriers to meet certain "assistance capability requirements" by October 25, 1998. However, the FCC recently granted a blanket extension of that deadline until June 30, 2000, because CALEA compliant equipment is not yet available. CALEA provides that a telecommunications carrier meeting industry CALEA standards shall have safe harbor for purposes of compliance with CALEA. Toward the end of 1997 telecommunications industry standard-setting organizations agreed to a joint standard to implement CALEA's capability requirements, known as J-STD-025. Although we will be able to offer traditional electronic surveillance capabilities to law enforcement, it, as well as the other participants in the wireless industry, may not meet the uncontested requirements of J-STD-025 by June 30, 2000, given hardware changes that are yet to be developed and implemented by switch manufacturers. Compliance with contested portions of the J-STD-025 standard and "punch-list" capability adopted by the FCC will be required by September 30, 2001.

        In addition, the FCC is considering petitions from numerous parties to establish and implement technical compliance standards pursuant to CALEA requirements.

Other Federal Regulations

        Wireless systems must comply with certain FCC and FAA regulations regarding the siting, lighting and construction of transmitter towers and antennas. In addition, certain FCC environmental regulations may cause certain cell site locations to become subject to regulation under the National Environmental Policy Act. The FCC is required to implement the Act by requiring carriers to meet certain land use and radio frequency standards.

Review of Universal Service Requirements

     The FCC and the states are required to establish a "universal service" program to ensure that affordable, quality telecommunications services are available to all Americans. Sprint PCS is required to contribute to the federal universal service program as well as existing state programs. The FCC has determined that the Sprint PCS' "contribution" to the federal universal service program is a variable percentage of "end-user telecommunications revenues." Although many states are likely to adopt a similar assessment methodology, the states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the FCC's rules. At the present time it is not possible to predict the extent of the Sprint PCS total federal and state universal service assessments or its ability to recover from the universal service fund.

Partitioning; Disaggregation

     The FCC has modified its rules to allow broadband PCS licensees to partition their market areas and/or to disaggregate their assigned spectrum and to transfer partial market areas or spectrum assignments to eligible third parties.

Wireless Facilities Siting

     States and localities are not permitted to regulate the placement of wireless facilities so as to "prohibit" the provision of wireless services or to "discriminate" among providers of such services. In addition, so long as a wireless system complies with the FCC's rules, states and localities are prohibited from using radio frequency health effects as a basis to regulate the placement, construction or operation of wireless facilities. The FCC is considering numerous requests for preemption of local actions affecting wireless facilities siting.

Equal Access

     Wireless providers are not required to provide equal access to common carriers for toll services. However, the FCC is authorized to require unblocked access to toll carriers subject to certain conditions.

State Regulation of Wireless Service

     Section 332 of the Communications Act preempts states from regulating the rates and entry of commercial mobile radio service providers. However, states may petition the FCC to regulate such providers and the FCC may grant such petition if the state demonstrates that (1) market conditions fail to protect subscribers from unjust and unreasonable rates or rates that are unjustly or unreasonably discriminatory, or (2) when commercial mobile radio service is a replacement for landline telephone service within the state. To date, the FCC has granted no such petition. To the extent we provide fixed wireless service, we may be subject to additional state regulation.

                          DESCRIPTION OF CAPITAL STOCK

General

     The following summarizes all of the material terms and provisions of our capital stock. We have 30,000,000 shares of authorized capital stock, including 25,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of December 17, 1999, there were 11,969,734 shares of common stock and no shares of preferred stock issued and outstanding.

Common Stock

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have any cumulative rights. Subject to the rights of the holders of any series of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. Holders of shares of common stock have no preemptive, conversion, redemption, subscription or similar rights. If we liquidate, dissolve or wind up, the holders of shares of common stock are entitled to share ratably in the assets which are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of preferred stock.

Preferred Stock

     Under our certificate of incorporation, the board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series. Each series may have different rights, preferences and designations and qualifications, limitations and restrictions that may be established by our board of directors without approval from the stockholders. These rights, designations and preferences include:

    .  number of shares to be issued;

    .  dividend rights;

    .  dividend rates;

    .  right to convert the preferred shares into a different type of security;

    .  voting rights attributable to the preferred shares;

    . right to set aside a certain amount of assets for payment relating to the preferred shares; and

    . prices to be paid upon redemption of the preferred shares or a bankruptcy type event.

     If our board of directors decides to issue any preferred stock, it could have the effect of delaying or preventing another party from taking control of AirGate. This is because the terms of the preferred stock would be designed to make it prohibitively expensive for any unwanted third party to make a bid for our shares. We have no present plans to issue any shares of preferred stock.

Warrants

     Weiss Peck & Greer Warrants

     Weiss Peck & Greer affiliated entities hold warrants to purchase shares of our common stock. The warrants held by Weiss Peck & Greer were issued in consideration for financing provided to us by Weiss Peck & Greer. The warrants may be exercised to purchase 214,413 shares of common stock at a per share exercise price of $12.75. We agreed to register the shares of common stock underlying the warrants under the terms of a registration rights agreement entered into with Weiss, Peck & Greer. The warrants held by Weiss, Peck & Greer are subject to a lock-up agreement and may not be sold, transferred or exercised until after March 25, 2000.

     Lucent Warrants

     We also issued warrants to Lucent in consideration for the financing we received from Lucent. The warrants are exercisable for 128,860 shares of our common stock at an exercise price of $20.40 per share The warrants expire on the earlier of August 15, 2004 or August 15, 2001, if, as of such date, we have paid in full all outstanding amounts under the Lucent financing and have terminated the remaining unused portion of the commitments under the Lucent financing. We entered into a registration rights agreement with Lucent that provides for the registration of the shares of common stock purchased by Lucent upon exercise of their warrants, however, Lucent may not sell their warrants or any shares of common stock received upon exercise of their warrants until after the lock-up agreement with us expires on March 25, 2000.

     Warrants Issued in Units Offering

   We have issued warrants to purchase an aggregate of 644,400 shares of our common stock pursuant to a warrant agreement by and among us, AGW Leasing Company, Inc., and Bankers Trust Company, as warrant agent. The following description is a summary of the material provisions of the warrant agreement. We urge you to read the warrant agreement because it defines your rights as a holder of these warrants. The warrant agreement is an exhibit to the registration statement of which this prospectus is a part.

     General.  Each warrant, when exercised, entitles the holder to receive
2.148 fully paid and non-assessable shares of our common stock, at an exercise price of $0.01 per share, subject to adjustment. The number of shares of common stock underlying the warrants is subject to adjustment in the cases referred to below. The warrants became separated from the units and are freely transferable as of the separation date or October 21, 1999. Unless exercised, the warrants will automatically expire at 5:00 p.m. New York City time on the expiration date, October 1, 2009.

   The warrants may be exercised by surrendering the warrant certificates evidencing the warrants to be exercised with the accompanying form of election to purchase that is properly completed and executed, together with payment of the exercise price. Payment of the exercise price may be made at the holder's election (1) by tendering senior subordinated discount notes having an aggregate accreted value or aggregate principal amount, as the case may be, plus accrued and unpaid interest, if any, thereon, to the date of exercise equal to the exercise price and (2) in cash in United States dollars by wire transfer or by certified or official bank check to the order of AirGate. Upon surrender of the warrant certificate and payment of the exercise price, we will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole shares of common stock underlying the warrants to which the holder is entitled. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. Holders of warrants will be able to exercise their warrants only if a registration statement relating to the shares of common stock underlying the warrants is then in effect, or the exercise of such warrants is exempt from the registration requirements of the Securities Act of 1933, and such securities are qualified for sale or exempt from qualification under securities laws of the states in which the various holders of warrants or other persons to whom it is proposed that the shares of common stock be issued on exercise of the warrants reside.

     No fractional shares of common stock will be issued upon exercise of the warrants. We will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current market value of any such fractional shares less a corresponding fraction of the exercise price.

     The holders of the warrants have no right to vote on matters submitted to our stockholders and have no right to receive dividends. The holders of the warrants are not entitled to share in our assets of in the event of our liquidation, dissolution or the winding up of corporate business. In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case then they would be entitled to if they had exercised their warrants prior to the commencement of any such case.

     In the event of a taxable distribution to holders of our common stock that results in an adjustment to the number of shares of common stock or other consideration for which a warrant may be exercised, the holders of the warrants may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend.

        Adjustments. The number of shares of common stock purchasable upon exercise of warrants arewill be subject to adjustment in several circumstances. No adjustment need be made if warrant holders are to participate in the transaction on a basis and with notice that the board of directors is determined to be fair and appropriate in light of the basis and notice and on which other holders of the common stock participate in the transaction. In addition, no adjustment need be made for the adoption of a plan being referred to as a shareholder's rights plan or the issuance of rights and such a plan.

     In the case of certain consolidations or mergers of AirGate, or the sale of all or substantially all of the assets of AirGate to another corporation, (1) each warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such consolidation, merger or sale had the warrants been exercised immediately prior thereto and (2) the Person formed by or surviving any such consolidation or merger, (if other than AirGate) or to which such sale shall have been made will assume the obligations of AirGate under the Warrant Agreement.

        Registration of the Warrant Shares. We also are required, under the terms of the warrant agreement, to (1) file a shelf registration statement by November 29, 1999 to register the common stock underlying the warrants, (2) use our reasonable best efforts to cause the shelf registration statement to be declared effective by the Securities and Exchange Commission on or before January 29, 2000 and (3) keep the shelf registration statement continuously effective until the later of the date on which (a) all of the warrants have been exercised or (b) the warrants have expired.

     We may suspend the effectiveness of any shelf registration statement or amendment thereto, suspend the use of any prospectus and shall not be required to amend or supplement the shelf registration statement, any related prospectus or any document incorporated therein by reference other than an effective registration statement being used for an underwritten offering in the event that, and for periods (each a "Suspension Period") not to exceed 60 consecutive days and no more than two times in any calendar year if (1) an event or circumstance occurs and is continuing as a result of which the shelf registration statement, any related prospectus or any document incorporated therein by reference as then amended or supplemented or proposed to be filed would, in our good faith judgment, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (2) (A) we determine in our good faith judgment that the disclosure of such event at such time would have a material adverse effect on our business, operations, or prospects or (B) the disclosure otherwise relates to a material business transaction or development which has not yet been publicly disclosed.

        Liquidated Damages. The warrant agreement provides that if we fail to
(1) file a shelf registration statement with respect to the common stock underlying the warrants by November 29, 1999, (2) use our reasonable best efforts to have the Securities and Exchange Commission declare the shelf registration statement effective on or before January 29, 2000, or (3) keep the shelf registration statement continuously effective until the later of the date on which, (a) all of the warrants have been exercised or (b) the warrants have expired, then in each case above (each such event referred to in clauses (1) through (3) above a "Registration Default"), we will be required to pay liquidated damages to each holder of a warrant which shall accrue from the first such Registration Default. We met the first filing requirement under the warrant agreement when we filed our registration statement with the Securities and Exchange Commission on November 29, 1999.

     The liquidated damages paid to each holder of a warrant will be in an amount equal to $0.03 per week per warrant held by such holder for each week or portion thereof that the Registration Default continues for the first 90-day period immediately following the occurrence of such Registration Default. This amount will increase by an additional $0.02 per week per warrant with respect to each subsequent 90-day period, up to a maximum amount equal to $0.07 per week per warrant. The provision for liquidated damages will continue until such Registration Default has been cured. We will not be required to pay liquidated damages for more than one Registration Default at any given time.

     Liquidated damages accrued as of April 1 or October 1 of each year will be payable on such date. All accrued liquidated damages shall be paid by us to holders entitled to liquidated damages in accordance with the warrant agreement.


Delaware Law and Certain Charter and By-Law Provisions

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a certain period of time. That period is three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or owned within three years prior, 15% or more of the corporation's voting stock.

        Our certificate of incorporation and by-laws provide for the division of the board of directors into three classes, as nearly equal in size as possible, with each class beginning its three year term in a different year. See "Management--Board of Directors." A director may be removed only for cause by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock entitled to vote generally for the election of directors voting together as a single class.

        Our by-laws will also require a stockholder who intends to nominate a candidate for election to the board of directors, or to raise new business at a stockholder meeting to give at least 90 days advance notice to the Secretary. The notice provision will require a stockholder who desires to raise new business to provide us certain information concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director will need to provide us with certain information concerning the nominee and the proposing stockholder.

        Our certificate of incorporation empowers our board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. These factors may include:

     . comparison of the proposed consideration to be received by stockholders in relation to the then current market price of AirGate's capital stock, the estimated current value of AirGate in a freely negotiated transaction and the estimated future value of AirGate as an independent entity; and

     . the impact of a transaction on our employees, suppliers and clients and its effect on the communities in which we operate.

        The provisions described above could make it more difficult for a third party to acquire control of AirGate and, furthermore, could discourage a third party from making any attempt to acquire control of AirGate.

        Our certificate of incorporation provides that any action required or permitted to be taken by the stockholders of AirGate may be taken only at a duly called annual or special meeting of the stockholders, and that special meetings may be called only by resolution adopted by a majority of the board of directors, or as otherwise provided in the bylaws. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities. These provisions may also discourage another person or entity from making an offer to stockholders for the common stock. This is because the person or entity making the offer, even if it acquired a majority of the outstanding voting securities of AirGate, would be unable to call a special meeting of the stockholders and would further be unable to obtain unanimous written consent of the stockholders. As a result, any meeting as to matters they endorse, including the election of new directors or the approval of a merger, would have to wait for the next duly called stockholders meeting.

        Delaware law provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 80% of the outstanding voting stock to amend or repeal any of the provisions of the certificate of incorporation described above. The 80% vote is also required to amend or repeal any of our by-law provisions described above. The by-laws may also be amended or repealed by the board of directors. The 80% stockholder vote would be in addition to any separate vote that each class of preferred stock is entitled to that might in the future be required in accordance with the terms of any preferred stock that might be outstanding at the time any amendments are submitted to stockholders.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

Listing

        Our common stock has been approved for quotation and is traded on the Nasdaq National Market under the symbol "PCSA."

Registration Rights

        As of September 30, 1999, Lucent and entities affiliated with Weiss, Peck & Greer will hold warrants exercisable for an aggregate of 343,273 shares of our common stock. Lucent and Weiss, Peck & Greer entities arewill be entitled to several types of registration rights with respect to the shares issuable upon exercise of the warrants as provided under the terms of separate registration rights agreements. These agreements provide for demand registration rights and, subject to a number of limitations, for inclusion of the shares on future registration statements that we file. Registration of shares of common stock pursuant to the registration rights agreements will result in those shares becoming freely tradeable without restriction under the Securities Act. We will bear registration expenses incurred in connection with the above registrations except that, in some circumstances, the parties seeking to register shares will bear the registration expenses if the registration statement does not become effective as a result of the withdrawal of the request for registration by the stockholder that initiated the request.

                              PLAN OF DISTRIBUTION

        All or a portion of the common stock offered by this prospectus may be delivered upon exercise of the warrants by the warrant holder. Subject to a suspension period, the warrant holder may exercise their warrant(s) at anytime at a per share exercise price of $.01 per underlying share of common stock. The costs of registering, issuing and maintaining an effective registration statement for the shares of common stock underlying the warrants have been and will be borne by us. For additional information regarding the distribution of the shares of common stock underlying the warrants see "Description of Capital Stock -- Warrants".

                                 LEGAL MATTERS

        Certain legal matters in connection with the sale of the shares of common stock upon exercise of the warrants will be passed upon for AirGate by Patton Boggs LLP, Washington D.C.


                                    EXPERTS

        The consolidated financial statements of AirGate PCS, Inc. and subsidiary and predecessors as of September 30, 1999 and December 31, 1998, and for the nine month periods ended September 30, 1999 and 1998, the years ended December 31, 1998 and 1997 and for the period from inception, June 15, 1995, to September 30, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the following locations:

     . At the Public Reference Room of the Commission, Room 1024-Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 or by calling at 1-800-SEC-0300;

     . At the public reference facilities at the Commission's regional offices at Seven World Trade Center, 13/th/ Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

     . By writing to the Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549;

     . At the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, DC 20006; or

     .  From the Commission's web site at www.sec.gov.

     Some of these locations may charge a prescribed or modest fee for copies.

     We have filed with the Commission a Registration Statement on Form S-1 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. As permitted by the Commission, this prospectus, which consitutes a part of the Registration Statement, does not contain all the information included in the Registration Statement. Such additional information may be obtained from the number locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other documents for all the details.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                       (a Development Stage Enterprise)

Independent Auditors' Report ...............................................................       F-2

Consolidated Balance Sheets as of September 30, 1999 and December 31, 1998 .................       F-3

Consolidated Statements of Operations for the nine month periods ended
     September 30, 1999 and 1998, the years ended December 31, 1998 and 1997
     and for the period from inception, June 15, 1995, to September 30, 1999 ...............       F-4

Consolidated Statements of Stockholders' Equity (Deficit) for the nine month periods ended September 30, 1999 and 1998, the years ended December 31, 1998 and 1997 and for the period from inception, June 15, 1995, to
     September 30, 1999 ...................................................................        F-5

Consolidated Statements of Cash Flows for the nine month periods ended
     September 30, 1999 and 1998, the years ended December 31, 1998 and 1997
     and for the period from inception, June 15, 1995, to September 30, 1999 ..............        F-6

Notes to the Consolidated Financial Statements ............................................        F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
AirGate PCS, Inc.:

     We have audited the accompanying consolidated balance sheets of AirGate PCS, Inc. and subsidiary and predecessors (a development stage enterprise) as of September 30, 1999 and December 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the nine month periods ended September 30, 1999 and 1998, the years ended December 31, 1998 and 1997 and for the period from inception, June 15, 1995, to September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AirGate PCS, Inc. and subsidiary and predecessors (a development stage enterprise) as of September 30, 1999 and December 31, 1998 and the results of their operations and their cash flows for the nine month periods ended September 30, 1999 and 1998, the years ended December 31, 1998 and 1997 and for the period from inception, June 15, 1995, to September 30, 1999, in conformity with generally accepted accounting principles.

                                              KPMG LLP



Atlanta, Georgia
November 19, 1999

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

                          CONSOLIDATED BALANCE SHEETS
           (dollars in thousands, except share and per share amounts)


                                                                    September 30,            December 31,
                                                                        1999                     1998
                                                                ------------------      ------------------
                Assets
Current assets:
   Cash and cash equivalents                                      $      258,900           $        2,296
   Due from AirGate Wireless, LLC (note 5)                                   751                      378
   Prepaid expenses                                                        1,596                      100
                                                                  --------------           --------------
      Total current assets                                               261,247                    2,774


   Property and equipment, net (note 4)                                   44,206                   12,545
   Financing costs                                                        11,622                       --
   Other assets                                                              245                      131
                                                                  --------------           --------------
                                                                  $      317,320           $       15,450
                                                                  ==============           ==============

        Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
   Accounts payable                                               $        2,216   $                1,449
   Accrued expenses                                                       20,178                       --
   Accrued interest                                                        1,413                      686
   Notes payable (note 6(a))                                                  --                    6,000
   Notes payable to stockholders  (note 6(b))                                 --                    4,965
   Current maturities of long-term debt (note 6(c))                        7,700                    3,381
                                                                  --------------           --------------
      Total current liabilities                                           31,507                   16,481

Long-term debt, excluding current maturities (note 6(c))                 157,967                    4,319
                                                                  --------------           --------------
      Total liabilities                                                  189,474                   20,800
                                                                  --------------           --------------
Stockholders' equity (deficit) (note 8):
   Preferred stock, par value, $.01 per share;
       5,000,000 shares authorized; no shares
       issued and outstanding                                                 --                       --
   Common stock, par value, $.01 per share;
       25,000,000 shares authorized;
       11,957,201 and 3,382,518 shares issued
       and outstanding at September 30, 1999
       and December 31, 1998, respectively                                    120                       34

   Additional paid-in-capital                                             157,880                    6,271

   Deficit accumulated during the development stage                       (27,254)                 (11,655)

   Unearned stock option compensation                                      (2,900)                      --
                                                                   --------------           --------------
       Total stockholders' equity (deficit)                               127,846                   (5,350)
       Commitments and contingencies
                   (notes 2, 6, 10, 12 and 13)                                 --                       --
                                                                   --------------           --------------
                                                                  $       317,320          $        15,450
                                                                   ==============           ==============

         See accompanying notes to consolidated financial statements.

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
           (dollars in thousands, except share and per share amounts)

                                 Nine Month Periods              Years               Period from
                                       Ended                     Ended               Inception,
                                   September 30,              December 31,         June 15, 1995,
                                                                                  to September 30,
                                 1999         1998         1998         1997            1999
                              -----------  -----------  -----------  -----------  -----------------
Operating expenses:
  General and
   administrative expenses    $   (5,619)  $   (1,552)  $   (2,597)  $   (1,101)          $(12,027)
  Depreciation and
   amortization                     (622)      (1,028)      (1,204)        (998)           ( 2,861)
                              ----------   ----------   ----------   ----------           --------
     Operating loss               (6,241)      (2,580)      (3,801)      (2,099)           (14,888)
Interest expense, net             (9,358)      (1,015)      (1,392)  $     (817)          $(12,366)
                              ----------   ----------   ----------   ----------           --------
     Net loss                 $  (15,599)  $   (3,595)  $   (5,193)  $   (2,916)          $(27,254)
                              ==========   ==========   ==========   ==========           ========
Basic and diluted net loss
 per share of common stock    $    (4.57)  $    (1.06)  $    (1.54)  $    (0.86)
                              ==========   ==========   ==========   ==========
Weighted-average
 outstanding common shares     3,414,276    3,382,518    3,382,518    3,382,518
                              ----------   ----------   ----------   ----------


Weighted-average
 potentially dilutive
 equivalents:
     Common stock options         42,157           --           --           --

     Stock purchase warrants      29,187           --           --           --

     Convertible promissory
        notes                    433,249           --           --           --
                              ----------   ----------   ----------   ----------

Weighted-average
 outstanding common shares
 including potentially
 dilutive equivalents          3,918,869    3,382,518    3,382,518    3,382,518
                              ==========   ==========   ==========   ==========

          See accompanying notes to consolidated financial statements.

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                  (dollars in thousands, except share amounts)

Nine month periods ended September 30, 1999 and 1998, the years ended December
    31, 1998 and 1997 and for the period from inception, June 15, 1995, to
                              September 30, 1999

                                                                                    Deficit
                                                                                  accumulated
                                              Common Stock        Additional      during the      Unearned stock        Total
                                         ---------------------     paid-in        development         option         stockholders'
                                            Shares    Amount       capital           stage         compensation    equity (deficit)
                                         ----------  ---------   ------------   ---------------  ---------------  -----------------
Balance at June 15, 1995 (inception)            --   $     --    $       --     $        --      $          --     $          --
Loan conversions                                --         --           420              --                 --               420
Net loss                                        --         --            --          (1,693)                --            (1,693)
                                         ----------  ---------   ------------   ---------------  ---------------   ----------------
Balance at December 31, 1995                    --         --           420          (1,693)                --            (1,273)
Loan conversions                                --         --           101              --                 --               101
Net loss                                        --         --            --          (1,853)                --            (1,853)
                                        -----------  ---------   ------------   ---------------  ---------------   ---------------
Balance at December 31, 1996                    --         --           521          (3,546)                --            (3,025)
Loan conversions                                --         --         4,684              --                 --             4,684
Cash distributions                              --         --          (493)             --                 --              (493)
Net loss                                        --         --            --          (2,916)                --            (2,916)
                                         ----------  --------    ------------   ---------------  ---------------  -----------------
Balance at December 31, 1997                    --         --         4,712          (6,462)                --            (1,750)
Formation of AirGate PCS, Inc.
 (note 1(a))                             3,382,518         34           (34)             --                 --                --
Distribution of AirGate Wireless, LLC           --         --         1,593              --                 --             1,593
 (note 8(e))
Net loss                                        --         --            --          (3,595)                --            (3,595)
                                         ----------  --------    ------------   --------------   ---------------  -----------------
Balance at September 30, 1998            3,382,518         34         6,271         (10,057)                --            (3,752)
Net loss                                        --         --            --          (1,598)                --            (1,598)
                                         ----------  --------    ------------   --------------   ---------------  -----------------
Balance at December 31, 1998             3,382,518         34         6,271         (11,655)                --            (5,350)
Issuance of stock purchase warrants in          --         --         2,369              --                 --             2,369
  connection with issuance of
  convertible notes payable to
  stockholders and Lucent Financing
  (notes 8(b)(i) and 8(b)(ii))
Beneficial conversion feature of                --        --          6,979              --                  --             6,979
  convertible notes payable to
  stockholders (note 8(a)(ii))
Unearned compensation related to grant          --        --          3,225              --              (3,225)               --
  of compensatory stock options
  (note 8(c))
Stock option compensation (note 8(c))           --                       --              --                 325               325
Issuance of common stock, net of         7,705,000        77        120,391              --                  --           120,468
  offering costs (note 8(a)(iii))
Issuance of warrants in connection              --        --         10,948              --                  --            10,948
  with units offering (note 8(b)(iii))
Conversion of notes payable to             869,683         9          7,697              --                  --             7,706
  stockholders to common stock
  (note 8(a)(ii))
Net loss                                        --        --             --          (15,599)                --           (15,599)
                                         ---------   --------    ------------   --------------   ---------------  -----------------
Balance at September 30, 1999           11,957,201   $   120     $  157,880     $    (27,254)    $       (2,900)  $       127,846
                                        ==========   ========    ============   ==============   ===============  =================

          See accompanying notes to consolidated financial statements.

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (dollars in thousands)

                                                                                                            Period from
                                                 Nine Month Periods                  Years                   Inception,
                                                      Ended                         Ended                 June 15, 1995,
                                                   September 30,                  December 31,            to September 30,
                                            1999              1998            1998               1997            1999
                                        ------------      ------------    -------------      -----------    --------------
Cash flows from operating activities:
   Net loss                             $    (15,599)     $    (3,595)    $      (5,193)     $    (2,916)  $    (27,254)
   Adjustments to reconcile net loss to
    net cash (used in) provided by
    operating activities:
       Depreciation and amortization             622            1,028             1,204              998          2,861
       Loss on sale of fixed assets               19               --                --               --             19
       Interest expense associated with
         accretion of discount and
         beneficial conversion feature         8,707               --                --               --          8,707
       Stock option compensation                 325               --                --               --            325
       (Increase) decrease in:
         Due from AirGate Wireless, LLC         (373)              --              (378)              --           (751)
         Prepaid expenses                     (1,496)            (212)              (95)              (5)        (1,596)
         Other assets                           (114)              --              (131)           2,087          2,102
        Increase (decrease) in:
         Accounts payable                        767            1,002             1,411               18          2,203
         Accrued expenses                      3,942               --                --               --          3,942
         Accrued interest                        727              788             1,007              588          3,171
                                            --------         --------         ---------         --------      ---------
            Net cash (used in) provided
                 by operating activities      (2,473)            (989)           (2,175)             770          (6,271)
                                            --------         --------         ---------         --------      ----------
Cash flows from investing activities:
   Capital expenditures                      (15,706)          (2,432)           (5,176)              --         (20,943)
   Purchase of FCC licenses                       --               --                --           (2,936)         (2,936)
                                            --------         --------         ---------         --------      ----------
            Net cash used in investing
                  activities                 (15,706)          (2,432)           (5,176)          (2,936)        (23,879)
                                            --------         --------         ---------         --------      ----------

Cash flows from financing activities:
   Proceeds from issuance of notes
    payable and related warrants to Lucent    18,500               --             5,000            2,800          26,300
   Payment on notes payable to Lucent        (10,000)              --                --              --          (10,000)
   Proceeds from issuance of warrants
    and senior subordinated discount
    notes in units offering                  156,057               --                --              --          156,057
   Financing cost on Lucent Financing
    and units offering                       (11,622)              --                --              --          (11,622)
   Proceeds from issuance of common
    stock                                    130,985               --                --              --          130,985
   Offering costs                            (10,517)              --                --              --          (10,517)
   Payment of note payable to bank            (1,000)              --                --              --           (1,000)
   Proceeds from issuance of convertible
    notes payable to stockholders and
    related warrants                           2,530            5,200             5,200              --           30,190
   Payments on notes payable to
    stockholders                                (150)              --              (700)             --          (20,850)
   Cash distributions                             --               --                --            (493)            (493)
                                            --------         --------         ---------         -------       ----------
            Net cash provided by
               financing activities          274,783            5,200             9,500           2,307          289,050
                                            --------         --------         ---------         -------       ----------
            Net increase in cash and
               cash equivalents              256,604            1,779             2,149             141          258,900
Cash and cash equivalents at beginning
  of period                                    2,296              147               147               6               --
                                            --------         --------         ---------         -------       ----------
Cash and cash equivalents at end of
  period                                    $258,900       $    1,926       $     2,296       $     147     $    258,900
                                            ========        =========        ==========        ========      ===========
Supplemental disclosure of cash flow
 information - cash paid for interest       $    503       $      930       $     1,279      $      930     $      2,209
                                            ========        =========        ==========        ========      ===========



                                  (continued)

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (dollars in thousands)




                                                                                                                  Period from
                                                       Nine Month Periods                  Years                   Inception,
                                                            Ended                          Ended                 June 15, 1995,
                                                         September 30,                  December 31,            to September 30,
                                                   1999              1998         1998             1997               1999
                                               -----------         ----------    ---------      -----------    -------------------
Supplemental disclosure of non-cash
 investing and financing activities:
   Assets acquired through debt
      financing:
           FCC licenses                           $  --              $     --      $    --        $11,745            $11,745
           Site acquisition and engineering
             costs                                   --                 7,700        7,700             --              7,700
   Convertible notes payable to stockholders
      and accrued interest converted
      to equity                                   7,706                   --           --           4,864             12,911
   Grant of compensatory stock options            3,225                   --           --              --              3,225
   Beneficial conversion feature of
      convertible notes payable to
      stockholders                                6,979                   --           --              --              6,979
   Network assets acquired and not yet
      paid for                                   16,236                   --           --              --             16,236
   Distribution of FCC licenses:
           Accrued interest                          --                 (894)        (894)             --               (894)
           Long-term debt                            --              (11,745)     (11,745)             --            (11,745)
           FCC licenses                              --               12,846       12,846              --             12,846
           Line of credit                            --               (1,800)      (1,800)             --             (1,800)

          See accompanying notes to consolidated financial statements.

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    September 30, 1999 and December 31, 1998


(1)  Business, Basis of Presentation and Summary of Significant Accounting
     Policies

     (a)    Business and Basis of Presentation

AirGate PCS, Inc. and subsidiary and predecessors (collectively, the "Company") were formed for the purpose of becoming a leading provider of wireless Personal Communication Services ("PCS"). AirGate PCS, Inc. was formed in August 1998 to become a provider of PCS services exclusively licensed to use the Sprint PCS brand name in 21 markets located in the southeastern United States. The consolidated financial statements included herein include the accounts of AirGate PCS, Inc. and its wholly-owned subsidiary, AGW Leasing Company, Inc., and their predecessor entities (AirGate, LLC, AirGate Wireless, LLC, and AirLink II, LLC) for all periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation.

From inception (June 15, 1995) through August 1998, the predecessor entities' operating activities focused on developing a PCS business in the southeastern United States. These activities included the purchase of four Federal Communications Commission ("FCC") PCS licenses. In July 1998, the Company decided to pursue a different PCS business opportunity and signed a series of agreements with Sprint and Sprint PCS (the "Sprint Agreements") to build, construct and manage a PCS network that will support the offering of Sprint PCS services. As a result of this change in business strategy, AirGate Wireless, LLC, which consists solely of the FCC licenses and related liabilities, was not transferred to its successor entity, AirGate PCS, Inc. by AirGate, LLC because its asset and liabilities will not be included in the continuing operations of AirGate PCS, Inc.

The PCS market is characterized by significant risks as a result of rapid changes in technology, increasing competition and the cost associated with the build-out of a PCS network. The Company's continuing operations are dependent upon Sprint's ability to perform its obligations under the Sprint Agreements and the ability of the Company to raise sufficient capital to fund operating losses, to meet debt service requirements, and to complete the build-out of the PCS network. Additionally, the Company's ability to attract and maintain a sufficient customer base is critical to achieving breakeven cash flow. Changes in technology, increased competition, or the inability to obtain required financing or achieve breakeven cash flow, among other factors, could have an adverse effect on the Company's financial position and results of operations.

     (b)  Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, money market accounts, and investments in commercial paper rated A-1/P-1 or better with original maturities of three months or less.

     (c)  Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Asset lives used by the Company are as follows:


                                                                                   USEFUL LIFE
                                                                                ------------------
                Network assets................................................       10 years
                Computer equipment............................................       3 years
                Furniture, fixtures, and office equipment.....................       5 years

Construction in progress includes expenditures for the purchase of capital equipment, design services, construction services, and testing of the Company's network. The Company capitalizes interest on its construction in progress activities. Interest capitalized for the nine month period ending September 30, 1999 totaled $1.1 million. Capitalized interest on construction activities in prior periods was not material. When the network assets are placed

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    September 30, 1999 and December 31, 1998

in service, the Company transfers the assets from construction in progress to network assets and depreciates those assets over their estimated useful life.

     (d)  Financing Costs

Costs incurred in connection with the Lucent Financing and the Company's issuance of senior subordinated discount notes were deferred and will be amortized into interest expense over the term of the respective financing using the effective interest method.

     (e)  Income Taxes

Prior to the formation of AirGate PCS, Inc. in August 1998, the predecessors of AirGate PCS, Inc. were operated as limited liability companies. As a result, income taxes were passed through to and were the responsibility of the stockholders of the predecessors.

The Company has not provided any pro forma income tax information for periods prior to August 1998 because such information would not be significant to the accompanying consolidated financial statements.

The Company uses the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis and net operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

     (f)  Net Loss Per Share

The Company computes net loss per common share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98. Basic and diluted net loss per share of common stock is computed by dividing net loss for each period by the weighted-average outstanding common shares. No conversion of common stock equivalents has been assumed in the calculations since the effect would be antidilutive. As a result, the number of weighted-average outstanding common shares as well as the amount of net loss per share are the same for basic and diluted net loss per share calculations for all periods presented.

     (g)  Revenue Recognition

The Company will recognize revenue as services are rendered. An affiliation fee of 8% will be withheld by Sprint on collected service revenues and recorded as an operating expense. Revenues generated from the sale of handsets and accessories and from roaming services provided to customers traveling onto our PCS network are not subject to the 8% affiliation fee.

     (h) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    September 30, 1999 and December 31, 1998



     (i)  Advertising Costs

The company expenses advertising costs when the advertisement occurs. Total advertising expense was approximately $90,000 for the nine month period ended September 30, 1999, with no advertising expense in prior periods.

     (j) Derivative Instruments and Hedging Activities

On July 8, 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, "Deferral of the Effective Date of SFAS 133." SFAS No. 137 defers the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company is currently evaluating the impact of adoption of SFAS No. 133. The adoption is not expected to have a material effect on the Company's consolidated results of operations, financial position, or cash flows.

     (k)  Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated balance sheets and expenses during the reporting periods to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (l)  Start-Up Activities

In April 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities." This statement became effective January 1, 1999 and requires that costs of start-up activities and organization costs be expensed as incurred. The Company has expensed all costs of start-up activities and organization costs.

     (m)  Change of Fiscal Year

On October 21, 1999, the Company changed its fiscal year from a calendar year ending on December 31 to a fiscal year ending on September 30 effective September 30, 1999.

     (n)  Comprehensive Income

No statements of comprehensive income have been included in the accompanying consolidated financial statements since the Company does not have any "Other Comprehensive Income" to report.

(2)  Sprint Agreements

In July 1998, the Company signed four major agreements with Sprint and Sprint PCS. They are the management agreement, the services agreement, the trademark and service license agreement with Sprint and the trademark and service license agreement with Sprint PCS. These agreements allow the Company to exclusively offer Sprint PCS services in the Company's territory.

The management agreement has an initial term of 20 years with three 10-year renewals, the first renewal being automatic. The key clauses within the management agreement refer to exclusivity, network build-out, products and services offered for sale, service pricing, roaming, advertising and promotion, program requirements including technical and customer care standards, non-competition, inability to use non-Sprint PCS brands and rights of first refusal and are summarized as follows:

     (a) Exclusivity. The Company is designated as the only person or entity that can manage or operate a PCS network for Sprint PCS in the Company's territory. Sprint PCS is prohibited from owning,

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    September 30, 1999 and December 31, 1998



          operating, building or managing another wireless mobility communications network in the Company's territory while the management agreement is in place.

     (b) Network build-out. In the management agreement, the Company has agreed to cover a specified percentage of the population at coverage levels ranging from 39% to 86% within each of the 21 markets that comprise the Company's territory by specified dates beginning on March 31, 2000 and ending on December 31, 2000. The aggregate coverage of all markets will result in network coverage of approximately 65% of the 6.8 million in population within the Company's territory by December 31, 2000.

     (c) Products and services offered for sale. The management agreement identifies the products and services that can be offered for sale in the Company's territory. The Company cannot offer wireless local loop services specifically designed for the competitive local market in areas where Sprint owns the local exchange carrier unless the Sprint owned local exchange carrier is named as the exclusive distributor or Sprint PCS approves the terms and conditions.

     (d) Service pricing. The Company must offer Sprint PCS subscriber pricing plans designated for national offerings. The Company is permitted to establish local price plans for Sprint PCS products and services only offered in the Company's market. Sprint PCS will retain 8% of the Company's collected service revenues but will remit 100% of revenues derived from roaming and sales of handsets and accessories and proceeds from sales not in the ordinary course of business.

     (e) Roaming. The Company will earn roaming revenues when a Sprint PCS customer from outside of the Company's territory roams onto the Company's network. There are established rates for Sprint PCS' or affiliates' subscribers roaming and similarly, the Company will pay Sprint PCS when the Company's own subscribers use the Sprint PCS nationwide network outside the Company's territory.

     (f) Advertising and Promotion. Sprint PCS is responsible for all national advertising and promotion of Sprint PCS products and services. The Company is responsible for advertising and promotion in the Company's territory.

     (g) Program requirements including technical and customer care standards. The Company will comply with Sprint PCS' program requirements for technical standards, customer service standards, national and regional distribution and national accounts programs.

     (h) Non-competition. The Company may not offer Sprint PCS products and services outside the Company's territory.

     (i) Inability to use non-Sprint PCS brands. The Company may not market, promote advertise, distribute, lease or sell any of the Sprint PCS products on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint PCS brand, except for sales to resellers.

     (j) Rights of first refusal. Sprint PCS has certain rights of first refusal to buy the Company's assets upon a proposed sale.

The management agreement can be terminated as a result of a number of events including an uncured breach of the management agreement or bankruptcy of either party to the agreement. In the event that the management agreement is not renewed or terminated, certain formulas apply to the valuation and disposition of the Company's assets.

The services agreement outlines various support services such as activation, billing and customer care that will be provided to the Company by Sprint PCS. These services are available to the Company at established rates. Sprint

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    September 30, 1999 and December 31, 1998



PCS can change any or all of the service rates one time in each twelve month period. The Company may discontinue the use of any service upon three months written notice. Sprint PCS has agreed that the services presently offered will be available until at least December 31, 2001. After that date, Sprint PCS may discontinue a service provided that it gives nine months written notice. The services agreement automatically terminates upon termination of the management agreement.

The trademark and service mark license agreements with Sprint and Sprint PCS provide the Company with non-transferable, royalty free licenses to use the Sprint and Sprint PCS brand names, the "diamond" symbol and several other trademarks and service marks. The Company's use of the licensed marks is subject to adherence to quality standards determined by Sprint and Sprint PCS. Sprint and Sprint PCS can terminate the trademark and service mark license agreements if the Company files for bankruptcy, materially breaches the agreement or if the management agreement is terminated.

(3)  Development Stage Enterprise

AirGate, LLC, the first predecessor entity of AirGate PCS, Inc., was established on June 15, 1995 (inception). The Company has devoted most of its efforts to date on activities such as preparing business plans, raising capital, and planning the build-out of its PCS network. From inception through September 30, 1999, the Company has not generated any revenues and has incurred expenses of $27.3 million, resulting in an accumulated deficit during the development stage of $27.3 million as of September 30, 1999.


(4)  Property and Equipment

Property and equipment consists of the following at September 30, 1999 and December 31, 1998 (dollars in thousands):

                                                                          1999                   1998
                                                                      -------------          -------------

Network assets..............................................               $ 7,700                $ 7,700
Computer equipment..........................................                    89                     74
Furniture, fixtures, and office equipment...................                    87                     25
                                                                      -------------          -------------
       Total network assets and equipment...................                 7,876                  7,799
Less accumulated depreciation and amortization..............                  (971)                  (392)
                                                                      -------------          -------------
       Total network assets and equipment, net..............                 6,905                  7,407
Construction in progress (network build-out)................                37,301                  5,138
                                                                      -------------          -------------
       Property and equipment, net..........................               $44,206                $12,545
                                                                      =============          =============


(5)  Due from AirGate Wireless, LLC

AirGate Wireless, LLC, a predecessor entity, which consists solely of the FCC licenses and related liabilities, was not transferred to AirGate PCS, Inc., its successor entity, because its assets and liabilities will not be included in the continuing operations of the Company. The Company made interest payments totaling $373,000 during the nine month period ended September 30, 1999 and $378,000 during 1998 related to these liabilities on behalf of AirGate Wireless, LLC. The Company has established an amount due from AirGate Wireless, LLC which is expected to be paid with proceeds from the sale of the FCC licenses by AirGate Wireless, LLC within twelve months.

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    September 30, 1999 and December 31, 1998


(6)  Notes Payable and Long-Term Debt

     (a) Notes payable consist of the following at September 30, 1999 and December 31, 1998 (dollars in thousands):

                                                                          1999                  1998
                                                                       ----------           ------------
Note payable to bank; interest at prime plus .5% due monthly
 (8.25% at December 31, 1998); matures on November 9, 1999;
 guaranteed by affiliates......................................         $   --                  $1,000
Secured promissory note, dated November 25, 1998, interest at
 9.25%; interest and principal due at the earlier of: (1) the
 first drawdown on the Lucent Financing or (2) June 30, 1999...             --                   5,000
                                                                       ----------            ------------
                                                                        $   --                  $6,000
                                                                       ==========            ============

     (b) Notes payable to stockholders consist of the following at September 30, 1999 and December 31, 1998 (dollars in thousands):

                                                                          1999                  1998
                                                                     --------------         ------------
Notes payable to stockholders dated June 11, 1996; interest at
 8%; payable based upon the occurrence of an equity financing
 or October 15, 1999...........................................         $   --                  $  150
Convertible notes payable to stockholders dated August 8,
 1998; interest at 8%; principal and interest due on September
 18, 1999 (notes 8(a)(ii) and 8(b)(i)).........................             --                   4,815
                                                                       ----------            ------------
                                                                        $   --                  $4,965
                                                                       ==========            ============

     (c) Long-term debt consists of the following at September 30, 1999 and December 31, 1998 (dollars in thousands):

                                                                          1999                  1998
                                                                      -------------         ------------
Unsecured promissory note dated July 22, 1998; interest
 at 14%; due November 15, 1999.................................         $7,700                  $7,700
Lucent Financing dated August 16, 1999; variable interest of
 LIBOR + 3.75% (9.25% at September 30, 1999); interest due
 quarterly; (net of unaccreted original issue discount of
 $642, see note 8(b)(ii))......................................         12,858                      --
Senior Subordinated Discount Notes due 2009; interest at
 13.5%; interest accretes until October 1, 2004 after which
 quarterly interest payments are required beginning April 1,
 2005 (net of unaccreted original issue discount of $10,948,
 see note 8(b)(iii))...........................................        145,109                      --
                                                                       ----------            ------------
      Total long-term debt.....................................        165,667                   7,700
Less current maturities of long-term debt......................          7,700                   3,381
                                                                       ----------            ------------
      Long-term debt, excluding current maturities.............       $157,967                  $4,319
                                                                      ===========            ============

Unsecured Promissory Note

On August 31, 1999, the Company entered into a loan modification agreement with the holder to defer the initial principal and interest payments due on the Company's $7.7 million unsecured promissory note from March 1, 1999 to October 15, 1999. On November 15, 1999, the Company entered into an additional loan modification to defer the maturity date to November 15, 1999. On November 15, 1999, the Company paid all outstanding principal and interest due under the unsecured promissory note.

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    September 30, 1999 and December 31, 1998


Lucent Financing

On August 16, 1999, the Company entered into a $153.5 million Credit Agreement with Lucent. The Credit Facility provides for (i) a $13.5 million senior secured term loan (the "Tranche I Term Loan") which matures on June 6, 2007, and (ii) a $140.0 million senior secured term loan (the "Tranche II Term Loan") which matures on September 30, 2008. Mandatory quarterly payments of principal are required beginning December 31, 2002 for the Tranche I Term Loan and March 31, 2004 for the Tranche II Term Loan initially in the amount of 3.75% of the loan balance then outstanding and increasing thereafter. In connection with this financing, the Company issued to Lucent warrants to purchase common stock that were exercisable upon issuance (see note 8(b)(ii)). Additionally, the Company incurred origination fees and expenses of $5.0 million which have been recorded as financing cost and will be amortized to interest expense using the effective interest method.

The Lucent Financing contains numerous financial and operating covenants including the maintenance of certain financial ratios. As of September 30, 1999, management believes that the Company is in compliance with all covenants governing the Lucent Financing.

Senior Subordinated Discount Notes

On September 30, 1999, the Company received proceeds of $156.1 million from the issuance of 300,000 units, each unit consisting of $1,000 principal amount at maturity of 13.5% senior subordinated discount notes due 2009 and one warrant to purchase 2.148 shares of common stock at a price of $0.01 per share (see note 8(b)(iii)) pursuant to a registration statement filed on Form S-1 declared effective by the Securities and Exchange Commission on September 27, 1999. The aggregate principal amount outstanding as of September 30, 1999 of the senior subordinated discount notes was $145.1 million (net of original issue discount of $10.9 million (note 8(b)(iv)) which will accrete to the full aggregate principal amount of $300.0 million by October 1, 2004. The Company incurred expenses, underwriting discounts and commissions of $6.6 million related to the units offering which have been recorded as financing costs and will be amortized to interest expense using the effective interest method.

The senior subordinated discount notes contain certain covenants relating to limitations on the Company's ability to, among other acts, sell assets, incur additional indebtedness, and make certain payments. As of September 30, 1999, management believes that the Company is in compliance with all covenants governing the senior subordinated discount notes.

Aggregate minimum annual principal payments due on all issues of long-term debt for the next five years at September 30, 1999 and thereafter are as follows (dollars in thousands):

                          Years ending September 30,
                          ---------------------------


                          2000............................................................................          $   7,700
                          2001............................................................................                 --
                          2002............................................................................                 --
                          2003............................................................................              2,025
                          2004............................................................................              2,025
                          Thereafter......................................................................            309,450
                                                                                                                    ---------
                                Total.....................................................................            321,200
                          Less:  Unaccreted interest portion of long-term debt............................           (143,943)
                                 Unaccreted original issue discounts......................................            (11,590)
                                                                                                                    ---------
                                         Total long-term debt.............................................          $ 165,667
                                                                                                                    =========

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    September 30, 1999 and December 31, 1998


(7)  Fair Value of Financial Instruments

Fair value estimates, assumptions, and methods used to estimate the fair value of the Company's financial instruments are made in accordance with the requirements of SFAS No. 107, "Disclosure about Fair Value of Financial Instruments." The Company has used available information to derive its estimates. However, because these estimates are made as of a specific point in time, they are not necessarily indicative of amounts the Company could realize currently. The use of different assumptions or estimating methods may have a material effect on the estimated fair value amounts (dollars in thousands).

                                                            September 30,                          December 31,
                                                                1999                                  1998
                                                 ----------------------------------      --------------------------------
                                                    Carrying           Estimated           Carrying          Estimated
                                                     amount            fair value           amount           fair value
                                                 --------------      --------------      ------------      --------------
Cash and cash equivalents......................        $258,900            $258,900            $2,296              $2,296
Accounts payable...............................           2,216               2,216             1,449               1,449
Accrued expenses...............................          20,178              20,178                --                  --
Notes payable..................................              --                  --             6,000               6,000
Notes payable to stockholders..................              --                  --             4,965               4,965
Long-term debt.................................         165,667             165,667             7,700               7,700

     (a)  Cash and cash equivalents, accounts payable, and accrued expenses

The carrying amounts of these items are a reasonable estimate of their fair value due to the short-term nature of the instruments.

     (b)  Notes payable and long-term debt

Long-term debt is comprised of the senior subordinated discount notes and the Lucent Financing. The fair value of the senior subordinated discount notes is stated at quoted market value. As there is no active market for the remaining items of long-term debt and notes payable, management believes that the carrying amount of the Lucent Financing and notes payable is a reasonable estimate of their fair value.

(8)  Stockholders' Equity (Deficit)

     (a)  Common stock

          (i)  Stock splits

Shares of common stock outstanding reflect a 39,134-for-one stock split effective July 9, 1999 and subsequent reverse stock splits of 0.996-for-one, which was effective July 28, 1999, 0.900-for-one which was effective September 15, 1999, and 0.965-for-one which was effective September 27, 1999. All share and stockholders' equity (deficit) amounts have been restated for all periods presented for these stock splits.

          (ii) Conversion of Notes Payable to Stockholders to Common Stock

On September 30, 1999, $4.8 million plus an additional $2.5 million of convertible notes payable to stockholders and accrued interest were converted into 869,683 shares of common stock at the applicable conversion price of $8.84 per share, a 48% discount from the initial public offering price. The amount related to the fair value of the beneficial conversion feature of $7.0 million as of the date of issuance (May 1999) has been recorded as additional

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    September 30, 1999 and December 31, 1998


paid-in-capital and recognized as interest expense from the date of issuance to the expected date of conversion (August 1999).

          (iii)  Initial Public Offering

On September 30, 1999, the Company sold 7,705,000 shares of its common stock at a price of $17.00 per share in its initial public offering pursuant to a registration statement filed on Form S-1 declared effective by the Securities and Exchange Commission on September 27, 1999. Proceeds from the initial public offering were $131.0 million. The Company incurred expenses, underwriting discounts and commissions related to the initial public offering of $10.5 million, which have been reflected as a reduction of the offering proceeds.

     (b)  Common Stock Purchase Warrants

          (i)  Warrants Issued to Stockholders

In August 1998, the Company issued stock purchase warrants to stockholders in consideration for: (1) loans made by the stockholders to the Company which have been converted to additional paid-in capital, (2) guarantees of certain bank loans provided by the stockholders, and (3) in connection with $4.8 million in financing provided by the stockholders.

In connection with a refinancing of the convertible notes payable to stockholders in May 1999, the Company cancelled the August 1998 warrants and issued new warrants to Weiss, Peck and Greer Venture Partners Affiliated Funds to purchase shares of common stock for an aggregate amount up to $2.7 million at an exercise price 25% less than the price of a share of common stock sold in the initial public offering, or $12.75 per share. The warrants for 214,413 shares were exercisable upon issuance and may be exercised for two years from the date of issuance. The Company allocated $1.7 million of the proceeds from this refinancing to the fair value of the warrants and recorded a discount on the related debt, which was recognized as interest expense from the date of issuance (May 1999) to the expected date of conversion (August 1999).

          (ii)  Lucent Financing

On August 16, 1999, the Company issued stock purchase warrants to Lucent in consideration of the Lucent Financing. The base price of the warrants equals 120% of the price of one share of common stock at the closing of the initial public offering, or $20.40 per share, and the warrants are exercisable for an aggregate of 128,860 shares of the Company's common stock. The warrants expire on the earlier of August 15, 2004 or August 15, 2001, if, as of such date, the Company has paid in full all outstanding amounts under the Lucent Financing and has terminated the remaining unused portion of the commitments under the Lucent Financing. The Company has allocated $658,000 of the proceeds from the Lucent Financing to the fair value of the warrants and has recorded a discount on the associated credit facility, which will be recognized as interest expense over the period from the date of issuance to the maturity date using the effective interest method. Through September 30, 1999 the Company has recognized $16,500 of interest expense related to the accretion of this original issue discount.

          (iii)  Senior Subordinated Discount Notes

On September 30, 1999, as part of the Company's senior subordinated discount note offering, the Company issued warrants to purchase 2.148 shares of common stock for each unit at a price of $0.01 per share. The warrants will be exercisable upon the effective date of the registration statement registering such warrants, for an aggregate of 644,400 shares of common stock and expire October 1, 2009. The Company has allocated $10.9 million of the proceeds from the units offering to the fair value of the warrants and recorded a discount on the notes, which will be recognized as interest expense over the period from issuance to the maturity date using the effective interest method.

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    September 30, 1999 and December 31, 1998




  (iv)  Outstanding Warrants


The following table summarizes the common stock purchase warrants outstanding as of September 30, 1999:

                                                    Weighted-average
                                 Common shares     exercise price per
Date issued                      represented            share          Expiration date
-----------                      -----------     ------------------    ---------------

May 18, 1999                       214,413            $12.75              May 18, 2001
August 16, 1999                    128,860             20.40              Earlier of August 15, 2004 or August 15,
                                                                          2001 based on certain events
September 30, 1999                 644,400              0.01              October 1, 2009
                                   -------            ------
     Total                         987,673            $ 5.33
                                   =======            ======

  (c)  Stock Option Plan

On July 28,1999, the Board of Directors approved an incentive stock option plan, whereby 2.0 million shares of common stock were reserved for issuance to current and future employees. A total of 1,075,000 of these options were granted as nonqualified stock options on July 28, 1999 at an exercise price of $14.00 per share. These options vest at various terms up to a 5 year period beginning at the grant date and expire ten years from the date of grant. Unearned compensation of $3.2 million was recorded for the difference between the initial public offering price of $17.00 per share and the exercise price at the date of grant of $14.00 per share and is being recognized over the period in which the related employee services are rendered. Stock option compensation expense of $325,000 was recognized during the nine month period ended September 30, 1999. There were no forfeitures, cancellations, or exercises of stock options during 1999.

Of the 1,075,000 options outstanding, with a weighted-average exercise price of $14.00 per share, 75,000 were vested. The fair value of the stock options granted during the nine month period ended September 30, 1999 was estimated on the date of grant to be $10.41 per share using the Black-Scholes option pricing model, using the following assumptions: expected volatility of 60%, risk-free interest rate of 6.0%, and an expected life of 10 years.

The Company applies the provisions of APB Opinion No. 25 and related interpretations in accounting for its stock option plan. Had compensation costs for the Company's stock option plan been determined in accordance with SFAS No. 123, the Company's net loss and basic and diluted net loss per share of common stock for the nine month period ended September 30, 1999 would have increased to the pro forma amounts indicated below as this is the only period presented in which stock options were outstanding (dollars in thousands, except for per share amounts):

                                                September 30,
                                                    1999
                                                    ----
Net loss:
     As reported ................................ $(15,599)
     Pro forma................................... $(15,699)
Basic and diluted net loss per
 share of common stock:
     As reported....................................$(4.57)
     Pro forma......................................$(4.60)

     (d)  Preferred Stock

The Company's articles of incorporation authorize the Company's Board of Directors to issue up to 5 million shares of preferred stock without stockholder approval. The Company has no present plans to issue any preferred stock.

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    September 30, 1999 and December 31, 1998


     (e)  Distribution of AirGate Wireless, LLC

In July 1998, the Company decided to pursue a different PCS business opportunity. As a result, upon formation of AirGate PCS, Inc. on August 4, 1998, AirGate Wireless, LLC, which consists solely of the FCC licenses and related liabilities, has been removed from the consolidated financial statements because its assets and liabilities were not transferred to AirGate PCS, Inc. and will not be included in the continuing operations of the Company. These assets and liabilities included the FCC licenses, net, FCC installment plan notes payable, a revolving line of credit with a commercial bank, and related accrued interest with carrying values of $12.8 million, $11.7 million, $1.8 million and $894,000 at August 4, 1998, respectively.

(9)  Income Taxes

Prior to the formation of AirGate PCS, Inc. in August 1998, the predecessors of the Company were operated as limited liability companies. As a result, income taxes were passed through to and were the responsibility of the stockholders of the predecessors.

The Company has not provided any pro forma income tax information for periods prior to August 1998 because such information would not be significant to the accompanying consolidated financial statements.

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future and any increase or decrease in the valuation allowance for deferred income tax assets.

Income tax expense (benefit) for the periods ended September 30, 1999 and December 31, 1998 differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 34% to loss before income taxes as a result of the following (dollars in thousands):

                                                                                  For the periods ended
                                                                           ------------------------------------
                                                                           September 30,          December 31,
                                                                                1999                  1998
                                                                           -------------          -------------
Computed "expected" tax benefit......................................        $(5,304)               $(1,765)
(Increase) decrease in income tax benefit resulting from:
    Expenses related to LLC predecessors.............................             7                    569
    State income tax benefit, net of Federal effect..................          (325)                  (187)
    Increase in valuation allowance..................................         3,869                  1,893
    Benefit derived from contribution of tax assets..................            --                   (415)
    Nondeductible interest expense...................................         1,916                     --
    Other, net.......................................................          (163)                   (95)
                                                                            -------                =======
       Total income tax expense (benefit)............................       $   --                 $    --
                                                                            =======                =======

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    September 30, 1999 and December 31, 1998


The income tax effect of temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities as of September 30, 1999 and December 31, 1998 are presented below (dollars in thousands):

                                                                                          As of
                                                                       -------------------------------------------
                                                                           September 30,          December 31,
                                                                                1999                  1998
                                                                       ----------------------  -------------------
Deferred income tax assets:
Net operating loss carryforwards.....................................                $ 1,784              $   302
Capitalized start-up costs...........................................                  3,669                1,382
Accrued expenses.....................................................                     10                   28
Property and equipment, principally due to differences
     in depreciation and amortization................................                    299                  181
                                                                                     -------              -------
Gross deferred income tax assets.....................................                  5,762                1,893
Less valuation allowance.............................................                 (5,762)              (1,893)
                                                                                     -------              -------
Net deferred income tax assets.......................................                $    --              $    --
                                                                                     =======              =======


Deferred income tax assets and liabilities are recognized for differences between the financial statement carrying amounts and the tax basis of assets and liabilities which result in future deductible or taxable amounts and for net operating loss and tax credit carryforwards. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has provided a valuation allowance against all of its deferred income tax assets because the realization of those deferred tax assets is uncertain.

The valuation allowance for deferred income tax assets as of September 30, 1999 and December 31, 1998 was $5.8 million and $1.9 million, respectively. The net change in the total valuation allowance for the periods ended September 30, 1999 and December 31, 1998 was an increase of $3.9 million and $1.9 million, respectively.

At September 30, 1999, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $4.5 million, which will expire in various amounts beginning in the year 2018. Approximately $4.5 million of the net operating loss carryforwards that the Company may use to offset taxable income in future years is limited as a result of an ownership change, as defined under Internal Revenue Code Section 382, which occurred effective with the Company's initial public offering of stock on September 30, 1999. The amount of this annual limitation is approximately $3.1 million per year.

(10)  Year 2000 (unaudited)

The year 2000 issue arises as the result of computer programs having been written, and systems having been designed, using two digits rather than four to define the applicable year. Consequently, such software has the potential to recognize a date using the "00" as the year 1900, rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Company believes that its own computer systems and software are year 2000 compliant. To the extent that the Company implements its own computer systems and software in the future, the Company will assess year 2000 compliance prior to their implementation. The Company has not incurred any costs relating to year 2000

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    September 30, 1999 and December 31, 1998


compliance. In the process of designing and constructing its PCS network, the Company has entered into material agreements with several third-party vendors. The Company relies on these vendors for all important operating, computer and non-information technology systems. Therefore, the Company is highly dependent on Sprint PCS and other vendors for remediation of their network elements, computer systems, software applications and other business systems. The Company will purchase critical back office services from Sprint PCS such as billing, customer care, home location registration, intelligent network capabilities and directory and operator assistance. The Company's network infrastructure equipment will be contractually provided by a third-party vendor with whom the Company has a material relationship. If either Sprint PCS or any of these other third-party vendors fail to become year 2000 compliant, the Company's ability to commence operations may be materially delayed. The Company has contacted its third-party vendors and believes that they will be year 2000 compliant. However, the Company has no contractual or other right to compel compliance by them.

The Company does not expect to commence operations until the first quarter of 2000. Because of its reliance on third-party vendors, the Company believes that the impact of issues relating to year 2000 compliance, if any, would result in a delay in launching commercial PCS operations and not a disruption in service. Therefore, the Company has not developed a contingency plan and does not expect to do so.

(11) Condensed Consolidating Financial Statements

AGW Leasing Company, Inc. ("AGW") is a wholly-owned subsidiary of AirGate PCS, Inc. AGW has fully and unconditionally guaranteed the Company's senior
subordinated discount notes.   AGW is the Company's only subsidiary and was
formed to hold the real estate interests for the Company's PCS network. AGW also was a registrant under the Company's registration statement declared effective by the Securities and Exchange Commission on September 27, 1999. The Company has not presented separate financial statements and other disclosures for AGW because management has determined that such information is not material to investors.

The unaudited condensed consolidating financial statements as of September 30, 1999 and for the nine-months then ended are as follows (dollars in thousands):

                                                  AirGate PCS, Inc.      AGW Leasing
                                                  and Predecessors      Company, Inc.     Eliminations     Consolidation
                                                 -------------------    --------------    ------------     -------------
Cash and cash equivalents......................     $     258,900        $      -           $     -          $   258,900
Property and equipment, net....................            44,206               -                 -               44,206
Other assets...................................            15,593               -               (1,379)           14,214
                                                    -------------         -----------       ----------       -----------
  Total assets.................................     $     318,699        $      -           $   (1,379)      $   317,320
                                                    =============        ============       ==========       ===========
Accounts payable and accrued expenses..........     $      22,394        $      -           $     -          $    22,394
Accrued interest and current maturities
  of long-term debt............................             9,113              1,379            (1,379)            9,113
Long-term debt.................................           157,967               -                 -              157,967
                                                    -------------        ------------       ----------       -----------
     Total liabilities.........................           189,474              1,379            (1,379)          189,474
                                                    -------------        ------------       ----------       -----------
Common stock...................................               120               -                 -                  120
Additional paid-in-capital.....................           157,880               -                 -              157,880
Deficit accumulated during the
  development stage............................           (25,875)            (1,379)             -              (27,254)
Unearned stock option compensation.............            (2,900)              -                 -               (2,900)
                                                     ------------        ------------       ----------       -----------
  Total liabilities and stockholders' equity...      $    318,699        $      -           $   (1,379)      $   317,320
                                                     ============        ============       ==========       ===========

Total expenses.................................      $    (14,220)       $    (1,379)       $     -          $   (15,599)
Net loss.......................................           (14,220)            (1,379)             -              (15,599)
                                                     ============        ============       ==========       ===========

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    September 30, 1999 and December 31, 1998


(12)  Commitments

      (a)  Leases

The Company is obligated under noncancelable operating lease agreements for office space and cell sites. Future minimum annual lease payments under these noncancelable operating lease agreements for the next five years and in the aggregate at September 30, 1999, are as follows (dollars in thousands):

        Years ending September 30,
        --------------------------

       2000......................................................................            $ 6,003
       2001......................................................................              6,571
       2002......................................................................              6,646
       2003......................................................................              6,529
       2004......................................................................              5,580
       Thereafter................................................................              2,786
                                                                                             -------
          Total future minimum annual lease payments.............................            $34,115
                                                                                             =======

Rental expense for all operating leases was $1.4 million and $115,000 for the nine months ended September 30, 1999 and 1998, and $294,000 and $44,000 for the years ended December 31, 1998 and 1997, respectively.

     (b)  Employment Agreements

The Company has entered into employment agreements with certain employees which provide that the employee will not compete in the business of wireless telecommunications in the Company's territory for a specified period after their respective termination dates. The employment agreements also define employment terms including salary, bonus and benefits to be provided to the respective employees.

(13)  Subsequent Events

(a) On October 21, 1999, the Company changed its fiscal year from a calendar year ending December 31 to a fiscal year ending on September 30 effective September 30, 1999. The Company filed a Current Report on Form 8-K with the Securities and Exchange Commission on November 4, 1999 to effect the change in the Company's fiscal year.

(b) On October 21, 1999, the Company's Board of Directors authorized the issuance of 12,533 additional shares of common stock to the affiliates of Weiss, Peck & Greer Venture Partners and the affiliates of JAFCO America Ventures, Inc. pursuant to a previously authorized promissory note issued by the Company. The shares were authorized for issuance in consideration for interest that accrued from the period June 30, 1999 to September 28, 1999 on promissory notes issued to the affiliates of Weiss, Peck & Greer Venture Partners and the affiliates of JAFCO America Ventures Inc. The promissory notes were converted into shares of common stock at a price 48% less than the price of a share of common stock sold in the Company's initial public offering. The amount related to the fair value of the beneficial conversion feature of $111,000 will be recorded as additional paid-in-capital and recognized as interest expense.

               AIRGATE PCS, INC. AND SUBSIDIARY AND PREDECESSORS
                        (a Development Stage Enterprise)

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    September 30, 1999 and December 31, 1998


(c) On October 21, 1999, the Company's Board of Directors granted options to purchase 95,000 shares of common stock to a director and certain employees pursuant to the 1999 Stock Option Plan. Of these options, 45,000 options have an exercise price equal to the fair market value on the date of grant ($43.60 per share), 40,000 options have an exercise price of $14.00 per share (compensatory options), and 10,000 options granted to a director have an exercise price of $2.00 per share (compensatory options). These options vest at various terms over a five year period beginning at the grant date. Unearned compensation of $1.6 million will be recorded by the Company, which represents the difference between the exercise price and the fair market value of the options at the date of grant and will be recognized as compensation expense in the period in which the related services are rendered.

___, 1999

                                     LOGO


       644,400 Shares of Common Stock Issuable Upon Exercise of Warrants


                                  PROSPECTUS


We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any of the sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

                                    Part II

                  Information Not Required in the Prospectus

Item 13.  Other Expenses of Issuance and Distribution

     AirGate PCS, Inc. (the "Registrant") estimates that expenses in connection with the offering described in this Registration Statement will be as set forth in the following table. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee.....    $     1.79
Printing and engraving expenses.........................        75,000*
Accountants' fees and expenses..........................        70,000*
Legal fees and expenses.................................        85,000*
Fees and expenses for qualifications under state
securities laws (including legal fees)..................         5,000*
Miscellaneous...........................................        10,000*
                                                            ----------
      Total.............................................    $  245,002*
                                                            ==========
 * estimated fees

Item 14.  Indemnification of Directors and Officers

     In accordance with General Corporation Law of the State of Delaware (being Chapter 1 of Title 8 of the Delaware Code), the Registrant's Certificate of Incorporation provides that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if such person acted under similar standards, provided that the Registrant receives a written undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the Registrant.

     The Registrant's Certificate of Incorporation further provides that to the extent that a director or officer of the Registrant has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection therewith, that indemnification provided for by the Certificate of Incorporation shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the Registrant is empowered to purchase and maintain insurance on behalf of a director or officer of the Registrant against any liability asserted against him or here in any such capacity, or arising out of such person's status as such, whether or not the Registrant would have the power to indemnify him or her against such liabilities under the Certificate of Incorporation.

     In addition to indemnification provided to the Registrant's officers and directors in the Certificate of Incorporation and under the laws of Delaware, the Registrant has entered into indemnification agreements with certain officers and directors to provide further assurances and protection from liability that they may incur in their respective positions and duties in connection with the public offering or as a fiduciary of the Registrant and its stockholders. The Registrant has agreed to indemnify and hold harmless, to the extent permitted under Delaware law, each person and affiliated person (generally, any director, officer, employee, controlling person, agent, or fiduciary of the indemnified person), provided that the indemnified person was acting or serving at our request in his capacity as either an officer, director, employee, controlling person, fiduciary or other agent or affiliate of the Registrant. Under the indemnification agreements, each person is indemnified against any and all losses, claims, damages, expenses and liabilities, joint or several, (including attorney's fees, expenses and amount in settlement) that occur in connection with any threatened, pending or completed action, suit, proceeding, alternative dispute resolution mechanism or hearing, inquiry or investigation that such indemnified person believes in good faith may lead to the institution of such action, under the Securities Act of 1933, Securities Exchange Act of 1934 or other federal or state statutory law or regulation, at common law or otherwise, which relate directly or indirectly to the registration, purchase, sale or ownership of any securities of the Registrant or to any fiduciary obligation owed with respect to the Registrant and its stockholders. As a condition to receiving indemnification, indemnified persons are required to give us notice in writing of any claim for which indemnification may be sought under this agreement.

     The agreement provides that an indemnified person may receive indemnification against (1) expenses (including attorney's fees and other costs, expenses and obligations incurred), judgments, fines and penalties; (2) amounts paid in settlement (approved by the Registrant); (3) federal, state, local taxes imposed as a result of receipt of any payments under the indemnification agreement; and (4) all interest, assessments and other charges paid or payable in connection with any expenses, costs of settlement or taxes. An indemnified person will be indemnified against expenses to the extent that he or she is successful on the merits or otherwise, including dismissal of an action without prejudice, in defense of any action, suit, proceeding, inquiry or investigation. Expenses that the indemnified person have or will incur in connection with a suit or other proceeding may be received in advance within 10 days of written demand to the Registrant.

     Prior to receiving indemnification or being advanced expenses, a committee, consisting of either members of the board of directors or any person appointed by the board of directors, must make a determination of whether the indemnified person is entitled to indemnification under Delaware law. If there is a change in control (as defined in the indemnification agreement) that occurs without majority approval of the board of directors, then the committee will consist of independent legal counsel selected by the indemnified person and approved by the Registrant to render a written opinion as to whether and the extent of indemnification that the indemnified person is entitled, which will be binding on the Registrant. Under the indemnification agreement, an indemnified person may appeal a determination by the committee's determination not to grant indemnification or advance expenses by commencing a legal proceeding. Failure of the committee to make a indemnification determination or the termination of any claim by judgment, order, settlement, plea of nolo contendere, or conviction does not create a presumption that either (1) the indemnified person did not meet a particular standard of conduct or belief or (2) that the court has determined that indemnification is not available.

     Under the indemnification agreement, an indemnified person is entitled to contribution from the Registrant for losses, claims, damages, expenses or liabilities as well as other equitable considerations upon the determination of a court of competent jurisdiction that indemnification is not available. The amount contributed by the Registrant will be in proportion, as appropriate, to reflect the relative benefits received by us and the indemnified person or, if such contribution is not permitted under Delaware law, then the relative benefit will be considered with the relative fault of both parties. In connection with the registration of the Registrant's securities, the relative benefits received by the Registrant and indemnified person will be deemed to be in the same respective proportions of the net proceeds from the offering (less expenses) received by the Registrant and the indemnified person. The relative fault of the Registrant and the indemnified person is determined by reference to the whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Registrant or the indemnified person and their relative intent, knowledge, access to information and opportunity to correct such statement or omission.

     Contribution paid takes into account the equitable considerations, if any, instead of a pro rata or per capital allocation. In connection with the public offering of the Registrant securities, an indemnified person will not be required to contribute any amount in excess of the lessor of (1) the proportion of the total of such losses, claims, damages, or liabilities indemnified against equal to the proportion of the total securities sold under the registration statement sold by the indemnified person or (2) the proceeds received by the indemnified person from the sale of securities under the registration statement. Contribution will not be available if such person is found guilty of fraudulent misrepresentation, as defined in the agreement.

     In the event that the Registrant is also obligated under a claim and upon written notice to the indemnified person, the Registrant is entitled to assume defense of the claim and select counsel which is approved by the indemnified person. Upon receipt of the indemnified person's approval, the Registrant will directly incur the legal expenses and as a result will have the right to conduct the defense as it sees fit in its sole discretion, including the right to settle any claim against any indemnified party, without consent of the indemnified person.

Item 15.  Recent Sales of Unregistered Securities

     In accordance with Item 701 of Regulation S-K, the following information is presented with respect to the securities sold by the Registrant within the past three years which were not registered under the Securities Act.

(i)  The 1998 Financing

     (a) Between August and September 1998, the Registrant sold $4,815,000 of 8% Convertible Promissory Notes. $3 million of the notes was due on September 18, 1999, while $1.815 million was due on August 20, 1999, unless converted. The notes are convertible into Series A preferred stock or common stock upon the satisfaction of certain conditions. The Registrant also issued warrants to purchase the preferred stock to the purchasers of the notes, which warrants were to be exercised on the earlier of five years from the date of issuance or an initial public offering. These notes were rolled into the May 1999 Refinancing.

     (b) The notes and warrants were sold to two related party venture funds and their affiliates who qualified as accredited investors within the meaning of Regulation D under the Securities Act.

     (c) The notes and the warrants were sold for a total aggregate consideration of $4,815,000.

     (d) The notes were offered and sold in reliance upon an exemption from registration under Section 4(2) of the Securities Act.

     (e)  Not applicable

     (f)  Not applicable

(ii) The 1999 Financings

     (a) In March, April and May 1999 the Registrant sold an aggregate of $2.5 million of 8% subordinated notes.

     (b) The notes and warrants were sold to two related party venture funds, Weiss, Peck and Greer Venture Partners affiliated funds and JAFCO America Ventures, Inc. affiliated funds, who qualified as accredited investors within the meaning of Regulation D under the Securities Act.

     (c) The notes were sold for a total aggregate consideration of $2.5 million.

     (d) The notes were offered and sold in reliance upon an exemption from registration under Section 4(2) of the Securities Act.

     (e)  Not applicable

     (f)  Not applicable


(iii) The May 1999 Refinancing

     (a) In May 1999, the Registrant consolidated the promissory notes issued to the two related party venture funds in the 1998 financing and the March, April and May 1999 financings totaling $7.325 million into promissory notes that will be converted into shares of the Registrant's common stock concurrently with the completion of the offering contemplated hereby at a price 48% less than the price of a share of common stock sold in the offering. The warrants held by these funds were terminated. In addition, the Registrant issued warrants to Weiss, Peck and Greer Venture Partners affiliated funds to purchase shares of common stock for an aggregate price of up to $2.73 million at a price 25% less than the price of a share of common stock sold in this offering.

     (b) The promissory notes and the warrants were issued to two related party venture funds, Weiss, Peck and Greer Venture Partners affiliated funds and JAFCO America Ventures, Inc. affiliated funds, who qualified as accredited investors within the meaning of Regulation D under the Securities Act.

     (c) The aggregate consideration received in exchange for the promissory notes and the warrant was the refinancing of $7.561 million of promissory notes and the cancellation of warrants held by each venture fund.

     (d) The notes and the warrant were offered and sold in reliance upon an exemption from registration under Section 4(2) of the Securities Act.

     (e)  Not applicable

     (f)  Not applicable

(iv) The August 1999 Lucent Financing

     (a) In connection with the Lucent financing in August 1999, AirGate issued warrants to Lucent representing in the aggregate of 1% of the number of fully-diluted shares of common stock outstanding on the closing of our initial public offering.

     (b) The warrants were sold to Lucent Technologies Inc., which qualifies as an accredited investor for purposes of Regulation D under the Securities Act.

     (c) The warrants were issued to Lucent as inducement to Lucent to enter into a credit agreement with no additional consideration.

     (d) The warrants were offered and sold in reliance of an exemption from registration under Section 4(2) of the Securities Act.

     (e)  Not applicable.

     (f)  Not applicable.

Item 16.  Exhibits

     The exhibits and financial statement schedules filed as a part of the Registration Statement are as follows:

(a)  List of Exhibits

3.1 Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

3.2 Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

4.1 Specimen of Common Stock Certificate of the Registrant (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

4.2  Form of warrant issued in units offering (included in Exhibit 10.15)


4.3  Form of Weiss, Peck & Greer warrants (incorporated by reference to Exhibit
     4.3 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

4.4 Form of Lucent warrants (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

4.5* Indenture for senior subordinated discount notes (including the form of pledge agreement) between AirGate PCS, Inc. and Bankers Trust Company, as trustee, dated September 30, 1999

4.6  Form of unit (included in exhibit 10.15)

5.1* Opinion of Patton Boggs LLP regarding legality of the common stock

10.1 Sprint PCS Management Agreement between SprintCom, Inc. and AirGate Wireless, L.L.C. (incorporated by reference to Exhibit 10.1 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

10.2 Sprint PCS Services Agreement between Sprint Spectrum L.P. and AirGate Wireless, L.L.C. (incorporated by reference to Exhibit 10.2 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

10.3 Sprint Spectrum Trademark and Service Mark License Agreement (incorporated by reference to Exhibit 10.3 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

10.4 Sprint Trademark and Service Mark License Agreement (incorporated by reference to Exhibit 10.4 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

10.5 Master Site Agreement dated August 6, 1998 between AirGate and BellSouth Carolinas PCS, L.P., BellSouth Personal Communications, Inc. and BellSouth Mobility PCS. (incorporated by reference to Exhibit 10.5 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

10.6 Compass Telecom, L.L.C. Construction Management Agreement (incorporated by reference to Exhibit 10.6 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

10.7 Commercial Real Estate Lease dated August 7, 1998 between AirGate and Perry Company of Columbia, Inc. to lease a warehouse facility. (incorporated by reference to Exhibit 10.7 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

10.8   Form of Indemnification Agreements (incorporated by reference to Exhibit
       10.8 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

10.9   Employment Agreement dated April 9, 1999 between AirGate and Mr. Thomas
       M. Dougherty (incorporated by reference to Exhibit 10.9 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

10.10  Form of Executive Employment Agreements (incorporated by reference to
       Exhibit 10.10 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

10.11  1999 Stock Option Plan

10.12 Credit Agreement with Lucent (including the pledge agreement and intercreditor agreement) (incorporated by reference to Exhibit 10.12 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

10.13 Consent and Agreement (incorporated by reference to Exhibit 10.13 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

10.14 Assignment of Sprint PCS Management Agreement, Sprint Spectrum Services Agreement and Trademark and Service Mark Agreements from AirGate Wireless, L.L.C. to AirGate PCS, Inc dated November 20, 1998. (incorporated by reference to Exhibit 10.14 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

10.15* Warrant Agreement for units offering (including form of warrant in units offering and form of unit) between AirGate PCS, Inc. and Bankers Trust Company, as warrant agent, dated September 30, 1999.

21.1 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the registration statement on Form S-1, Registration Nos. 333-79189-02 and 333-79189-01)

23.1   Consent of KPMG LLP

23.2*  Consent of Patton Boggs LLP (included in Exhibit 5.1)

24.1*  Powers of Attorney (located on the signature page hereto)

27.1*  Financial Data Schedule

_______________

*    Previously filed

(b)  Financial Statement Schedule

     No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.  Undertakings

     The Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S) 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of such Registrant pursuant to the foregoing provisions, or otherwise, such Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by such Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fulton, State of Georgia, on December 28, 1999.

                              AirGate PCS, Inc.



                              By: /s/ Thomas M. Dougherty
                                 -------------------------------
                                 Name:  Thomas M. Dougherty
                                 Title: Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          Name                       Title                         Date
          ----                       -----                         ----

/s/ Thomas M. Dougherty    Chief Executive Officer and        December 28, 1999
-----------------------
Thomas M. Dougherty        Director (Principal Executive
                           Officer)

/s/ Alan B. Catherall      Chief Financial Officer            December 28, 1999
-----------------------
Alan B. Catherall          (Principal Financial and
                           Accounting Officer)

/s/ W. Chris Blane         Vice President and Director        December 28, 1999
-----------------------
W. Chris Blane

/s/ Thomas D. Body III     Vice President and Director        December 28, 1999
-----------------------
Thomas D. Body III

/s/ Barry Schiffman        Director                           December 28, 1999
-----------------------
Barry Schiffman

/s/ Gill Cogan             Director                           December 28, 1999
-----------------------
Gill Cogan

/s/ Robert Ferchat         Director                           December 28, 1999
-----------------------
Robert Ferchat